P.E. 12/31/04
AR/S

0-49717

CROWLEY MARITIME CORPORATION
155 Grand Avenue
Oakland, California 94612

2004

Annual Report

05052707

PROCESSED
APR 28 2005
THOMSON
FINANCIAL

RECEIVED
APR 2 8 [illegible]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

SEC MAIL PROCESSING RECEIVED APR 25 2005 WASH. D.C. 202 SECTION

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-49717

Crowley Maritime Corporation
(Exact name of registrant as specified in its charter)

Delaware	**94-3148464**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
155 Grand Avenue, Oakland, California	**94612**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (510) 251-7500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the shares of the registrant's voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2004, was $32,473,475 (based upon $1,175.00 per share being the average of the closing bid and asked price on June 30, 2004, as reported in the Pink Sheets).

As of March 18, 2005, 88,801 shares of voting common stock, par value $.01 per share, and 46,138 shares of non-voting Class N common stock, par value $.01 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be used by the registrant in connection with its 2005 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

CROWLEY MARITIME CORPORATION

Form 10-K
For the Year Ended December 31, 2004

TABLE OF CONTENTS

Certain statements in this Form 10-K and its Exhibits ("Form 10-K") constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words or phrases "can be," "expects," "may affect," "anticipates," "may depend," "believes," "estimates," "plans," "projects" and similar words and phrases are intended to identify such forward-looking statements. These forward-looking statements are subject to various known and unknown risks and uncertainties and Crowley Maritime Corporation (the "Company") cautions that any forward-looking information provided by or on behalf of the Company is not a guarantee of future results, performance or achievements. Actual results could differ materially from those anticipated in these forward-looking statements due to a number of factors, some of which are beyond the Company's control.

In addition to those risks discussed in Risk Factors under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Company's other public filings, press releases and statements by the Company's management, factors that may cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements include:

- changes in worldwide demand for chemicals, petroleum products and other cargo shipped by the Company's customers;
- the cyclical nature of the shipping markets in which the Company's Liner Services segment operates;
- changes in domestic and foreign economic, political, military and market conditions;
- the effect of, and the costs of complying with, federal, state and foreign laws and regulations;
- the impact of recent and future acquisitions and joint ventures by the Company on its business and financial condition;
- fluctuations in fuel prices;
- the Company's ongoing need to be timely in replacing or rebuilding certain of its tankers and barges currently used to carry petroleum products;
- competition for the Company's services in the various markets in which it operates;
- risks affecting the Company's ability to operate its vessels or carry out scheduled voyages, such as catastrophic marine disaster, adverse weather and sea conditions, and oil, chemical and other hazardous substance spills;
- the effect of pending asbestos related litigation and related investigations and proceedings;
- the state of relations between the Company and its unionized work force as well as the effects of possible strikes or other related job actions; and
- risks associated with the Company's foreign operations.

All such forward-looking statements are current only as of the date on which such statements were made. Readers should carefully review this Form 10-K in its entirety, including, but not limited to, Crowley Maritime Corporation's consolidated financial statements and the notes thereto.

The Company does not undertake any obligation to update publicly any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

PART I

Item 1. *Business.*

Unless otherwise noted, references to "the Company", "we", "our" or "us" means Crowley Maritime Corporation, a Delaware corporation, and its subsidiaries. Our principal executive offices are located at 155 Grand Avenue, Oakland, California 94612, and our telephone number is (510) 251-7500. The Company's web site is http://www.crowley.com. Information contained on the Company's web site is not a part of this report.

COMPANY OVERVIEW

We provide diversified transportation services in domestic and international markets by means of four operating lines of business: Liner Services; Ship Assist and Escort Services; Oil and Chemical Distribution and Transportation Services; and Energy and Marine Services. Liner Services provides scheduled marine transportation services between designated ports, certain complementary inland transportation services, terminal operations, vessel management for third parties, and varied logistics management services. Ship Assist and Escort Services provides ship assist, tanker escort, docking, fire fighting, emergency towing and oil spill response services primarily in ports located on the west coast of the continental United States and in Alaska. Oil and Chemical Distribution and Transportation Services transports crude oil, petroleum products and chemicals among ports on the east and west coasts of the United States, Alaska, the Gulf of Mexico and Puerto Rico. This segment also manages vessels for third party owners, operates tank farms and distributes and sells fuel oil in Alaska. Energy and Marine Services provides specialized services to companies engaged in the exploration, production and distribution of oil and gas, including project management and logistics, inventory control and emergency response services. Energy and Marine Services also charters tugs, barges and other equipment to third parties for a wide array of services, including towing, transportation and other specialized services. The Company supports all four of its segments by providing corporate services, supervising construction of new vessels and owning vessels which are chartered for use in our operating lines of business. The Company arranges most of the insurance required for its operations through its captive insurance company.

The Company employs approximately 4,300 people and provides its services using a fleet of more than 260 vessels, consisting of RO/RO (roll on roll off) vessels, LO/LO (lift on lift off) vessels, tankers, tugs and barges. Our land-based facilities and equipment include terminals, warehouses, tank farms, office buildings, trucks, trailers, containers, chassis, cranes and other specialized vehicles.

The grandfather of our current President, Mr. Thomas B. Crowley, Jr., began our business on the San Francisco Bay in 1892. The business was incorporated in the State of Delaware as "Crowley Maritime Corporation" on December 1, 1972. The present structure, in which the Company is a holding company for our lines of business, was put in place in 1992.

The Company is predominantly owned by certain members of the Crowley family and Company employees and its shares do not trade on any national securities exchange or in any established trading market. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" and Risk Factors in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations".

The following table lists the Company's owned, managed and chartered vessels as of December 31, 2004:

Class of Vessel	Number of Vessels
Owned Vessels	
Tank Ships	2
580' Barges	4
730' Barges	5
Integrated Tug/Barge units	2
Articulated Tug/Barge units	4
Offshore Tugs	57
Tractor Tugs	15
Near Shore Tugs	13
1000-5999 DWT Barges	24
6000-20000 DWT Barges	34
Chartered Vessels	
Oil Spill Recovery	56
Tank Ships	1
LO/LO Ships	6
RO/RO Ships	9
Miscellaneous Barges	3
Managed Vessels	30
Total Vessels	265

From time to time, the Company may transfer vessels between the Company's lines of business to meet changing business needs. Specifically, the Ship Assist and Escort Services, Oil and Chemical Distribution and Transportation Services and Energy and Marine Services use tugs and barges for their operations which, depending upon market conditions, may be shifted and redeployed by the Company among different geographical locations and among the different lines of business. It is the Company's practice to regularly monitor the demands for the services of each of these lines of business and to transfer tugs and barges among them based upon prevailing market conditions. In addition to using tugs and barges (including articulated and integrated tug/barges), Oil and Chemical Distribution and Transportation Services also uses a fleet of tankers which, as a general matter, are not well suited for use by either Ship Assist and Escort Services or Energy and Marine Services.

For additional information about the Company's lines of business, see "Item 1. Business — Liner Services", "Item 1. Business — Ship Assist and Escort Services", "Item 1. Business — Oil and Chemical Distribution and Transportation Services", and "Item 1. Business — Energy and Marine Services" below, and Note 20 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data". For segment financial information concerning our revenues, operating profits and long-lived assets, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 20 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

LINER SERVICES

Liner Services provides scheduled marine transportation services between designated ports for the carriage of cargo, including containers, trailers, vehicles and oversized cargo, and performs logistics, warehousing, distribution and special cargo handling services, including the carriage of apparel, refrigerated perishable goods and hazardous materials. At December 31, 2004, Liner Services provided service to approximately 24 countries in the Caribbean, Central America and South America with 35 ocean going ships, tugs and barges capable of carrying approximately 12,317 twenty foot equivalent units, or TEU's. Liner Services also provides third party vessel management services for eight vessels and leases space for approximately 40 TEU's on a vessel under a slot charter agreement. Liner Services owns or leases approximately 40,000 pieces of intermodal equipment, including containers, trailers and chassis.

The Puerto Rico and Caribbean Islands Service

Our Puerto Rico and Caribbean Islands service provides scheduled liner services between:

- ports in the United States North Atlantic and ports in Puerto Rico; and
- ports in the United States South Atlantic and ports in Puerto Rico, U.S. Virgin Islands, certain Caribbean Islands and the Bahamas.

The Puerto Rico service uses nine triple-deck RO/RO barges. Five of these barges are 730 feet in length, with an average capacity of 924 TEU's. The remaining four barges are 580 feet in length with an average capacity of 617 TEU's. The nine barges are towed by a fleet of ten offshore tugs owned by us. This service also uses one barge for additional dock space. Departures are normally scheduled for three or four times a week from Jacksonville, Florida and once a week from Pennsauken, New Jersey. This service also provides third party vessel management services to the United States government for eight vessels.

The Caribbean Islands service calls on two ports in the Virgin Islands, three ports in the Caribbean and also provides service to various other ports through connecting carriers. This service uses two time chartered LO/LO vessels. The average capacity of these vessels is 530 TEU's. Departures are scheduled from Jacksonville and Port Everglades, Florida once a week.

The Bahamas service uses a time chartered LO/LO vessel having a capacity of approximately 408 TEU's. This service has two scheduled departures a week from Jacksonville and Port Everglades, Florida to Nassau, Bahamas.

The Latin America Service

Our Latin America Service provides scheduled liner services between:

- ports in the United States South Atlantic and ports in the Northern Zone of Central America, the Southern Zone of Central America, the Dominican Republic, Haiti, Mexico and Cuba; and
- ports in the Gulf of Mexico and ports in the Northern Zone of Central America and Cuba.

The United States South Atlantic to the Northern Zone of Central America service deploys three time chartered RO/RO vessels with an average capacity of 340 TEU's. This service has three weekly sailings between Port Everglades, Florida and ports in Guatemala and Honduras with overland services to Nicaragua and El Salvador.

The United States South Atlantic to the Southern Zone of Central America service deploys: (a) three time chartered RO/RO vessels with an average capacity of 360 TEU's that provides weekly service between Port Everglades, Florida and Costa Rica, Panama and Guatemala northbound; and (b) one time chartered LO/LO vessel with a capacity of 70 TEU's which feeders cargo weekly between Limon, Costa Rica and Rama, Nicaragua.

The Gulf of Mexico to the Northern Zone of Central America service deploys three time chartered RO/RO vessels, with an average capacity of 325 TEU's. This service: (a) has three weekly sailings from Gulfport, Mississippi to Honduras and Guatemala with overland services to Nicaragua and El Salvador; and (b) calls upon Cuba three or four times a month depending on cargo demand.

The United States South Atlantic to the Dominican Republic and Haiti service deploys one time chartered LO/LO vessel with an average capacity of 335 TEU's. The service has one sailing a week between Port Everglades, Florida and ports in the Dominican Republic and Haiti.

The United States South Atlantic to Mexico service deploys one time chartered LO/LO vessel with a capacity of 280 TEU's. The service offers one sailing every ten days from Jacksonville and Port Everglades, Florida to Progresso and Veracruz, Mexico and Havana, Cuba.

The charters for the vessels used in the services described above expire between 2005 and 2008. Vessels of the type time chartered by the Company for these services have been readily available and it has not been difficult to charter new vessels or renew the charters for existing vessels.

Liner Services provides logistics services in Panama, Costa Rica, Honduras, Guatemala, El Salvador and the United States. Logistics services include:

- freight forwarding, customs clearance and non-vessel operating common carrier and warehousing services;
- trucking in the United States and Central America;
- providing facilities, including trailer containers and chassis, trailer and container yards, warehouses and distribution centers; and
- other logistics optimization activities intended to create efficiencies in the carriage of goods.

In December 2003, the Company approved a plan to sell the Logistics operations of its Liner Services segment in Venezuela and completed the sale in February 2004. For further information regarding the sale, refer to Note 4 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

At December 31, 2004, Liner Services owned or leased, on a long-term basis, marine terminals and container yards in the locations listed in the table below. In those ports where the Company does not own or lease terminals or container yards, it depends upon common use terminals.

MARINE TERMINALS AND CONTAINER YARDS

Location	Acres
Pennsauken, New Jersey	59.0
Jacksonville, Florida	89.0
Port Everglades, Florida	68.5
San Juan, Puerto Rico	79.0
St. Thomas, Virgin Islands	5.0
Limon, Costa Rica	7.0
Heredia, Costa Rica	2.8
San Salvador, El Salvador	3.6
Soyapango, El Salvador	3.1
Guatemala City, Guatemala	6.8
Santo Tomas, Guatemala	1.4
San Pedro Sula, Honduras	7.9
Puerto Cortez, Honduras	3.6
Tegucigalpa, Honduras	4.4
Panama City, Panama	9.6

The Company also leases warehouse and distribution space in several locations in Central America and the United States as listed in the table below.

WAREHOUSE AND DISTRIBUTION SPACE

Location	Square Feet
Jacksonville, Florida	23,800
Miami, Florida	150,053
Buena Vista, Honduras	20,659
Guatemala City, Guatemala	73,930
Mixco, Guatemala	12,917
Export Salva, El Salvador	24,582
Las Cumbres, Panama	32,293

SHIP ASSIST AND ESCORT SERVICES

Ship Assist and Escort Services provides ship assist, tanker escort, docking and related services in Oakland, San Diego, Los Angeles and Long Beach, California, Puget Sound, Washington and Valdez, Alaska. Included within its fleet are 28 tugs ranging in length from 85 feet to 150 feet with between 3,500 and 10,192 brake horsepower, and 61 barges of various sizes, capacities and capabilities. In addition to providing ship assist and escort services, the tugs and barges based in Valdez, Alaska are also capable of providing fire fighting and oil spill response services and are predominantly used for these response services. The tugs operating in Oakland, San Diego, Los Angeles and Long Beach, California and Puget Sound, Washington primarily provide assistance to large tankers and container vessels as they enter and depart from west coast harbors.

Numerous vessels which call upon or trade between United States ports are precluded, due to their size, the nature of their cargo or by the application of local regulations from coming within certain distances of the docks where they load or discharge their cargoes without the assistance of one or more tugs. The number of tugs required and the distance at which they must be engaged vary depending upon the port which is called. According to certain regulations intended to protect the environment which apply to ports located in Alaska, Washington and California, tankers loaded with full or partial cargoes of oil are not permitted to enter or leave these ports unless they are escorted by one or more tugs. These tugs are equipped to assume control of the tankers escorted by them in the event that the tankers lose navigational control due to the loss of power or otherwise. In some cases, these escort tugs are tethered to the tankers that they escort. In other cases, they operate without a tether, but within a prescribed distance of the escorted tanker.

Our escort tugs typically relinquish responsibility for escorted tankers either at the time that the tankers have passed beyond the jurisdictional boundaries of the port or when the tankers have been met by docking tugs. Our Ship Assist and Escort tugs generally employ three to six crew members and are available 24 hours a day, seven days a week to respond to calls for their services. All of our tugs are constructed of steel and each is powered by one or more diesel engines. After our ship assist tugs have met the vessel which they will be assisting as it approaches or departs from its designated dock, the assisted vessel generally decreases the use of its own propulsion system and relies upon our tugs for the maneuvers required to tie up and depart from a dock safely. All of our tugs are fitted and equipped with special fenders and other equipment which allows them to maintain contact with the vessel which is being served without damaging its hull. Depending upon the demand for their services, it is our practice to keep between two and seven tugs positioned in the ports which we serve.

We currently provide various marine services to the Alyeska Pipeline Service Company ("Alyeska") pursuant to a long-term Master Time Charter as Amended and Restated on January 1, 1999 (the "Master Time Charter") and other related agreements. Alyeska is agent for the owners of the Trans-Alaska Pipeline. Our relationship with Alyeska began in the early 1970s during construction of the Trans-Alaska Pipeline and we have had formal agreements with Alyeska since approximately 1991. Under the Master Time Charter, Alyeska may, pursuant to individual charter orders which set forth the specific terms and conditions of each time charter, time charter from us vessels owned by us or chartered in by us from third parties, as required to provide tanker escort and docking services, emergency response in the event of an actual or potential pollution incident, firefighting and other related services needed by the oil companies to transport crude oil by tanker from Alaska to the continental United States. We operate each of the vessels chartered to Alyeska. Under our agreements with Alyeska, we also provide the oil companies with various shore-side services. As of December 31, 2004, 17 vessels owned by us, consisting of 10 tugs, 2 line boats and 5 barges, are under time charter to Alyeska. The tugs currently chartered to Alyeska are also capable of providing fire fighting and oil spill response services.

We have also bareboat chartered from Prince William Sound Corporation eight vessels and 48 mini-barges, all of which are time chartered by us to Alyeska for oil spill, oil recovery and emergency response services. A number of these vessels are on standby throughout Prince William Sound solely for emergency response to oil spills. Unlike the vessels that we own, the vessels owned by Prince William Sound Corporation may only be used by Alyeska, unless authorized by Alyeska for third-party use.

Because our tugs, line boats and barges chartered to Alyeska are capable of performing similar services for other companies in other locations, in the event that Alyeska decided that it did not require some or all of these vessels for its operations in Alaska, the Company could redeploy the vessels not required by Alyeska to other locations.

OIL AND CHEMICAL DISTRIBUTION AND TRANSPORTATION SERVICES

The oil, chemical and petrochemical industries based in the United States require various forms of transportation to supply them with the raw materials required for their plants and to distribute their finished products. While companies engaged in these industries deploy numerous forms of transportation, including trucks, railroads and pipelines, certain distribution patterns and requirements make the use of ocean going vessels the most efficient means of transportation. The ocean going vessels used by Oil and Chemical Distribution and Transportation Services consist of tugs, barges (including articulated and integrated tug/barges) and tankers. In each case, the vessels are made of steel and contain a series of tanks, valves, pumps, generators and other equipment required for the carriage of liquid cargoes. All of our barges (including articulated and integrated tug/barges) and tankers are equipped with pumps which are capable of discharging the cargoes which have been loaded by shore based facilities.

While our towed barges contain the power generation systems necessary to operate both the pumps required to discharge cargo and other equipment, they have no means of self propulsion and depend upon our tugs to be moved between ports. Although there are no accommodation spaces on our barges and they are not manned while being towed between ports, our ocean going tugs used to tow these barges are equipped with living quarters and typically employ a crew of seven. As a general rule, and depending upon the horsepower of the tug which is being used for the tow, our barges typically maintain sea speeds of between 7 and 12 knots.

Oil and Chemical Distribution and Transportation Services uses four articulated tug/barge units. Unlike our oil barges which are towed by steel cables connected to tugs, our articulated tug/barge units are powered by specially designed tug boats which, through mechanical connections that utilize two large cylindrical pins, are connected to special fittings located in notches at the rear of their respective barges. Although the connection between these specially designed tugs and barges is not permanent and the tugs may operate independently of their barges, once the connection has been made, the tugs and barges operate as a single unified vessel. Our articulated tug/barge units employ a crew of eight and are capable of operating at speeds of up to 12 knots and carrying 155,000 barrels of refined products. We are currently constructing two new articulated tug/barge units which will be capable of carrying 180,000 barrels of refined product. These new units will utilize a design similar to the design used for the four units discussed above and will employ the same number of crew members and operate at the same speeds.

Our tankers are powered by steam turbine or diesel propulsion systems and are capable of propelling themselves at speeds of up to approximately 15 knots. Our integrated tug/barge units are powered by diesel engines and are capable of propelling themselves at speeds of up to 14 knots. Each of our tankers and each of our integrated tug/barge units is equipped with living quarters for its crew members. Our tankers typically employ a crew of approximately 28. Our integrated tug/barge units typically employ a crew of approximately 18. Our tankers and integrated tug/barge units used for the carriage of petroleum products are capable of carrying up to eleven types of cargo simultaneously. Our tanker used for the carriage of chemicals can carry up to 26 different cargoes at the same time.

The Petroleum Service

Petroleum Services either owns or leases numerous vessels used for the carriage of crude oil and petroleum products. Among these vessels is a fleet of 20 petroleum barges with capacities of up to 16,550 long tons which are primarily towed by 14 tugs owned by us. The barges and other specially designed vessels carry crude oil and petroleum products among refineries and storage terminals on the West Coast of the United States and Alaska.

Petroleum Services also owns and/or operates four tank farms in western Alaska with a cumulative storage capacity of approximately 459,000 barrels of petroleum product. A number of our oil barges are used to carry petroleum products purchased for our account to and among various Alaskan ports. Many of these barges also carry, together with the product owned by us, product owned by third parties. The fuel which is purchased by us and carried aboard our barges is sold directly from our vessels and tank farms to customers in western Alaska who are the ultimate consumers.

In July 2004, the Company entered into a definitive agreement to purchase a marine and land-based refined petroleum products distribution business from Northland Fuel LLC and Yukon Fuel as well as certain vessels and other assets used in Yukon Fuel Company's fuel distribution business in Alaska. For further information, see "Liquidity and Capital Resources" included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Marine Transport Corporation

Marine Transport Corporation ("MTC"), a wholly owned subsidiary acquired by the Company in 2001, either owns or leases several vessels used for the carriage of petroleum products and chemicals. Among these vessels are 3 tankers and 2 integrated and 4 articulated tug/barges with capacities of up to approximately 46,000 long tons. The barges, tankers and other specially designed vessels carry petroleum products and chemicals: (a) among refineries and storage terminals on the East Coast and West Coast of the United States and the Gulf of Mexico; and (b) among ports in Puerto Rico and the Gulf of Mexico.

MTC also provides vessel management services for 22 vessels belonging to other owners, including commercial companies and the United States government.

In November 2004, MTC sold a vessel that represented a component of the Company, as defined in Statement of Financial Accounting Standard Board ("SFAS") 144 *Accounting for the Impairment or Disposal of Long-Lived Assets.* Accordingly, the results of operations of this vessel have been classified as discontinued operations. For further information, see Note 2 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

ENERGY AND MARINE SERVICES

The vessels primarily used by Energy and Marine Services consist of flat deck barges designed for the carriage of heavy loads and tugboats of different sizes and capabilities. Our flat deck barges are unmanned and require the use of our tugs to be moved between job locations.

Energy and Marine Services provides specialized services to companies engaged, on a worldwide basis, in the exploration, production and distribution of oil and gas. Permanent areas of operation extend from Prudhoe Bay, Alaska to Pedernales, Venezuela and west to the Russian Far East. These services are traditionally provided through specialized marine transportation projects which use assets either owned by the Company or chartered by the Company from the world market as needed.

We also offer turnkey project management for major infrastructure projects as well as logistics and inventory control services for the oil and gas industry. Past projects range from sea lifting supplies to Alaska for the Trans-Alaska oil pipeline, to delivery of oversized modules for oil and gas exploration and production in Africa, Asia and the Americas. Energy and Marine Services also provides salvage services, charters vessels to third parties, and transports petroleum products under term contracts.

Due to our extensive network of facilities, our large fleet of vessels and active services over a large geographic area, Energy and Marine Services is able to respond quickly to a variety of situations, including emergencies, and assemble to customer specifications unique configurations of marine equipment which are otherwise unavailable. To provide this service, we use 31 tugs, 35 barges, and 2 crewboats and occupy approximately 15 acres of shore side terminals located in Seattle, Washington.

During 2004, Energy and Marine Services was involved in the following projects:

- providing assistance for the installation of several platforms in the Gulf of Mexico used for oil exploration;
- transporting oil exploration cargo from foreign ports to Sakhalin Island, Russia, and between ports in Russia;
- removal of drilling platform structures in Russia and demobilization of excess materials to the United States;
- transporting materials between Pacific islands and the United States West Coast;
- transporting oilfield equipment overland in winter-time Alaskan operations;
- salvage/recovery projects in California and Alaska;
- transporting cargoes between Washington and Alaska; and
- transporting petroleum products between U.S. ports and between Venezuela and Trinidad.

CORPORATE SERVICES

Corporate services include supervising the construction of new vessels, providing engineering services internally, owning vessels which are chartered by our operating lines of business and providing insurance coverage. The Company's risk management and insurance program is structured to allow it to self-insure a multiple of predictable claims based on historical loss/claim experience and to insure more significant claims in Beacon Insurance Company Ltd., which is a wholly-owned subsidiary. Beacon Insurance Company Ltd. retains a layer of risk/losses and purchases reinsurance in the international insurance markets to cover catastrophic casualties and a multiple of major claims. In addition, the program is structured to ensure compliance with federal, state and local insurance regulations. Corporate services also provides accounting, legal, human resources, information technology and purchasing support.

SEASONALITY

Revenues from Liner Services' trade between Puerto Rico and the United States have historically increased during the latter part of the third quarter and the early part of the fourth quarter of each year in anticipation of increased holiday sales by our customers and declined during the first quarter of each year. The service provided by Liner Services between Latin America and the United States, logistics services, and Ship Assist and Escort Services are generally not affected by seasonal factors. The carriage of chemicals and petroleum products among ports in the United States by the vessels used by Oil and Chemical Distribution and Transportation Services usually experiences a slight downturn during the summer months because of customer inventory adjustments and refinery shutdowns. The activities of our barges used by Oil and Chemical Distribution and Transportation Services to transport fuel to Alaska tend to increase during the second and third quarters of each year and decline during the first and fourth quarters. It is our practice to redeploy those barges which cannot be used in Alaska during the first and fourth quarters of each year to other areas in which operations are not restricted by weather conditions. The activities of Energy and Marine

Services conducted in Alaska and Russia tend to increase during the second and third quarters of each year and decline during the first and fourth quarters.

For quarterly financial information concerning our revenues, operating profits, net income and earnings per share, see Note 21 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

CUSTOMERS

Many of our services are provided in response to discrete customer requests for short-term services. For this reason, customers that account for a significant portion of revenues in one fiscal year may represent an immaterial portion of revenues in subsequent years. In general, the Company does not depend upon a single customer or a small group of customers, the loss of which would have a material adverse effect on its consolidated financial condition, results of operations, or cash flows. However, the failure to obtain contracts for a significant number of services could, in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

Ship Assist and Escort Services derives a material amount of its revenues from a group of contracts with Alyeska. In the event that Alyeska decided not to renew a substantial number of these contracts and the Company was not able successfully to redeploy the vessels used for these contracts to other locations, the decision by Alyeska could have a material adverse effect on the results of Ship Assist and Escort Services.

No material portion of the Company's business is subject to renegotiation of profits by the United States government or termination of contracts or subcontracts at the election of the United States government.

COMPETITION

The competition faced by our operating lines of business is intense. The principal methods of competition in the Company's business are price, service, experience and quality of equipment. The Company believes that its pricing is competitive and that the quality of its services, experience and equipment is among the highest in the industry. A number of our competitors have capital resources greater than those of the Company and, from time to time, may use those resources either to lower rates or acquire equipment which, in either case, may provide a competitive advantage over the Company. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors" below.

Each of our operating lines of business participates from time to time in markets in which there are more vessels than the market can support at a profitable level. While we try to shift our tugs, barges, tankers and other vessels away from those markets in which there is a surplus of capacity to markets in which the supply of and demand for vessels is more balanced, our competitors tend to engage in similar practices. Over time, these practices by our competitors may undermine the effectiveness of our efforts to deploy our vessels to more balanced markets.

LINER SERVICES

The services offered by Liner Services between the United States and Puerto Rico currently compete with three principal other carriers: Horizon Lines, Trailer Bridge and Sea Star Line, LLC. The services offered by Liner Services between the United States and Central America currently compete with three principal carriers: Maersk/Sealand, Seaboard, and American President Line. We believe our share of these markets in 2004 was substantial. Major competitors for Logistics services include: United Parcel Service, EXEL, Maersk Logistics, APL Logistics, Sovereign Logistics and Customs and Trade.

SHIP ASSIST AND ESCORT SERVICES

Our principal competitor for providing ship assist, tanker escort, docking and lightering services on the West Coast of the United States is Foss Maritime. Numerous other public or privately held companies are also a source of competition. In Oakland, California, major competitors are Foss Maritime and Starlight. In

Southern California, major competitors are Foss Maritime and Millennium Towing Company. In Puget Sound, Washington, our major competitor is Foss Maritime. We believe that we had a substantial share of each of the Oakland, Southern California and Puget Sound markets in 2004.

OIL AND CHEMICAL DISTRIBUTION AND TRANSPORTATION SERVICES

We are a major carrier of petroleum products by barge in Alaska and by barge and tanker on the United States West Coast, East Coast, and the Gulf of Mexico. Major competitors in the barge trade are Sause Brothers, Foss Maritime, SeaCoast, Maritrans, Moran and Hornbeck Offshore Services. Oil companies and independent owners that operate vessels and other modes of petroleum transportation, including pipelines, also compete with our barges for petroleum cargo. Our vessels primarily compete in the carriage of chemicals against certain United States railroads, Allied Towing Corp., and Seabulk International. Our vessels primarily compete in the carriage of petroleum products against certain United States railroads, Seabulk International, American Heavylift Shipping Co., United States Shipping Partners L.P., Maritrans Inc., Keystone Shipping Co. and K-Sea Transportation Partners L.P.

ENERGY AND MARINE SERVICES

Our principal United States based competitors for providing energy and marine services: (a) in the Gulf of Mexico are Tidewater, Edison Chouest, Delta Towing, Dolphin Towing, Harvey Gulf Marine, McDonough Marine Service, Otto Candies Marine Transportation and Towing and Smith Maritime; and (b) on the West Coast are Foss, Seacoast, Sause Brothers, Brusco and Dunlap Towing. West Coast transportation companies such as Lynden and Northland Services compete with us for general cargo moves, and, to a lesser extent, for general towing and emergency services. Among our principal foreign competitors are Seacor Smit, Seaspan and Seaspan Cyprus, Ltd., Anchor Marine Transport of Great Britain, ITC Towing of the Netherlands and Fairplay Towing. Competitors also include segments of the heavy lift shipping industry such as Dockwise and Blue Marlin. In providing logistics services, our primary competitors include ASCO, Sembcorp, Maersk, and S.D.V. Oilfield, which have an international presence. Further competition, primarily for government contracts, comes from qualified small businesses. In addition to the competitive factors described above, the expenses of Energy and Marine Services may be higher than those of certain competitors who provide similar services with nonunion labor.

GOVERNMENT REGULATION

The operation of our vessels is subject to regulation under various federal laws and international conventions, as interpreted and implemented by the United States Coast Guard, as well as certain state and local laws.

Our vessels are required to meet construction and repair standards established by the American Bureau of Shipping, a private organization, and/or the United States Coast Guard, and to meet operational, security and safety standards presently established by the United States Coast Guard. The United States Coast Guard licenses our seagoing supervisory personnel and certifies our seamen and tankermen.

Our United States marine operations are also subject to regulation by various United States federal agencies or the successors of those agencies, including the Surface Transportation Board (the successor federal agency to the Interstate Commerce Commission), the Maritime Administration, the Customs Service, the Federal Maritime Commission and the Coast Guard. These regulatory authorities have broad powers over operational safety, tariff filings of freight rates, certain mergers, contraband, environmental contamination, financial reporting and homeland, port and vessel security.

Our common and contract motor carrier operations are regulated by the United States Surface Transportation Board and various state agencies. The Company's drivers, including owner-operators, also must comply with the safety and fitness regulations promulgated by the Department of Transportation, including certain regulations for drug testing and hours of service. The officers and unlicensed crew members employed aboard the Company's vessels must also comply with numerous safety and fitness regulations promulgated by the United States Coast Guard, including certain regulations for drug testing and hours of service.

JONES ACT

Section 27 of the Merchant Marine Act of 1920, commonly called the Jones Act, is a federal law that restricts maritime transportation between United States ports to vessels built and documented in the United States and owned and operated by United States citizens. Because we carry cargo between United States ports, we are subject to the provisions of this law. Other cabotage laws require all United States vessels to be manned by United States citizens.

The United States Coast Guard and American Bureau of Shipping maintain the most stringent regime of vessel inspection in the world, which tends to result in higher regulatory compliance costs for United States flag operators than for owners of vessels registered under foreign flags.

Our marine transportation business which is conducted between United States ports is protected from foreign competition by the Jones Act. While there have been unsuccessful attempts in the past to broaden access to the Jones Act trade and to modify, limit or abolish the Jones Act, we believe it is unlikely that the Jones Act will be rescinded or materially modified in the foreseeable future. Nonetheless, there can be no assurance that the Jones Act will not be modified or rescinded.

ENVIRONMENTAL REGULATION

All of the Company's operations are subject to various federal, state and local environmental laws and regulations implemented principally by the Environmental Protection Agency, the United States Department of Transportation, the United States Coast Guard and state environmental regulatory agencies. These regulations govern the management of hazardous wastes, discharge of pollutants into the air, surface and underground waters, including rivers, harbors and the 200-mile exclusive economic zone of the United States, and the disposal of certain substances. We are currently involved in the remediation of fourteen properties and have projected approximately $4.4 million to be spent over the next ten years on these projects. The contamination at these properties is the result of historic operations. We believe that our operations are in material compliance with current environmental laws and regulations. We are currently working with different state and federal agencies through agreed upon orders, decrees or voluntary actions on the remediation of the impacted properties mentioned above. We are unaware of any material pending or threatened litigation or other judicial, administrative or arbitration proceedings against us occasioned by any alleged non-compliance with such laws or regulations. The risks of substantial costs, liabilities and penalties are, however, inherent in marine operations, and there can be no assurance that significant costs, liabilities or penalties will not be incurred by or imposed on us in the future.

Oil Pollution Act of 1990

The Oil Pollution Act of 1990 ("OPA 90") established an extensive regulatory and liability regime intended to protect the environment from oil spills. OPA 90 applies to owners and operators of facilities operating near navigable waters and owners, operators and bareboat charterers of vessels operating in United States waters, which include the navigable waters of the United States and the 200-mile exclusive economic zone of the United States. Although it applies in general to all vessels, for purposes of establishing liability limits, financial responsibility and response planning requirements, OPA 90 distinguishes tank vessels (which include our chemical and petroleum product tankers, our crude oil carriers and our oil barges) from "other vessels" (which include our tugs and the RO/RO and LO/LO vessels used by Liner Services). As a result of certain oil spills by other shipping companies which received international publicity, our single hulled tankers and barges are subject to heightened scrutiny by our customers and various regulatory bodies.

Under OPA 90, owners and operators of facilities and owners, operators and bareboat charterers of vessels are "responsible parties" and are jointly, severally and strictly liable for removal costs and damages arising from oil spills relating to their facilities and vessels, unless the spill results solely from the act or omission of a third party, an act of God or an act of war. Damages are defined broadly to include:

- natural resources damages and the costs of assessment thereof;
- damages for injury to, or economic losses resulting from the destruction of, real and personal property;
- the net loss of taxes, royalties, rents, fees and profits by the United States government, and any state or political subdivision thereof;
- lost profits or impairment of earning capacity due to property or natural resources damage;
- the net costs of providing increased or additional public services necessitated by a spill response, such as protection from fire, safety or other hazards; and
- the loss of subsistence use of natural resources.

For facilities, the statutory liability of responsible parties is limited to $350 million. For tank vessels, the statutory liability of responsible parties is limited to the greater of $1,200 per gross ton or $10 million ($2 million for a vessel of 3,000 gross tons or less) per vessel. For any "other vessel" such liability is limited to the greater of $600 per gross ton or $500,000 per vessel. Such liability limits do not apply, however, to an incident proximately caused by violation of federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails to report the incident or provide reasonable cooperation and assistance as required by a responsible official in connection with oil removal activities. Although we currently maintain the maximum available pollution liability insurance coverage that is available through the International Group of P&I Clubs, a catastrophic spill could result in liability in excess of available insurance coverage, as well as a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Under OPA 90, with certain limited exceptions, all newly built or converted oil tankers operating in United States waters must be built with double hulls, and existing single-hull double-side or double-bottom vessels must be phased out over time, unless retrofitted with double hulls. As a result of this phase-out requirement, as interpreted by the United States Coast Guard, the Company has one vessel in 2005 and one vessel in 2006 that must stop carrying petroleum and petroleum products if they are not retrofitted with double hulls. If these vessels are not replaced, the impact on the Company's financial condition, results of operations and cash flows would not be material. In addition, we own 19 other vessels which, during the six year period beginning in 2010, will need to be retrofitted with double hulls in order to continue to carry petroleum or petroleum products in United States waters. While the Company has not completed its study of what it would cost to make such vessels comply with OPA 90 or to replace non-complying vessels with new or used complying vessels, we believe that the cost would represent a material capital expenditure.

OPA 90 expanded pre-existing financial responsibility requirements and requires vessel owners, operators and bareboat charterers to establish and maintain with the United States Coast Guard evidence of insurance or qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. Coast Guard regulations also implement the financial responsibility requirements of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, which imposes liability for discharges of hazardous substances such as chemicals, in an amount equal to $300 per gross ton, thus increasing the overall amount of financial responsibility from $1,200 to $1,500 per gross ton. We have obtained "Certificates of Financial Responsibility" pursuant to the Coast Guard Regulations for our product and chemical carriers through self-insurance and commercial insurance.

OPA 90 also amended the federal Water Pollution Control Act to require the owner or operator of certain facilities and tank vessels to prepare facility or vessel response plans and to contract with oil spill removal organizations to remove to the maximum extent practicable a worst-case discharge. We have complied with these requirements.

OPA 90 does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. Some states have issued regulations addressing oil spill liability, financial responsibility, and vessel and facility response planning requirements. We do not anticipate that such legislation or regulations will have any material impact on our operations.

TITLE XI

Title XI of the Merchant Marine Act of 1936 permits the Secretary of Transportation, acting through the Maritime Administration, to provide a United States government guarantee of the repayment of certain loans arranged for the construction, reconstruction or reconditioning of vessels constructed, reconstructed or reconditioned in the United States. Debt guaranteed pursuant to Title XI can have a term of up to twenty five years and interest rates are generally more favorable than rates available from commercial lenders.

CAPITAL CONSTRUCTION FUND

Pursuant to Section 607 of the Merchant Marine Act of 1936, we have entered into a Capital Construction Fund Agreement with the Maritime Administration acting for the United States of America. The Capital Construction Fund program allows United States citizens who are owners and operators of United States flag vessels to accumulate the capital necessary to modernize and expand their fleets by deferring federal income taxes on vessel earnings deposited into the fund. Moneys deposited by us into our Capital Construction Fund must be used to acquire, construct or reconstruct United States flag vessels built in United States shipyards. Any vessel which we may acquire, construct or reconstruct using Capital Construction Fund funds may only be used in the United States foreign, non-contiguous domestic or Great Lakes trade.

INTERNATIONAL

Our vessels that operate internationally are subject to various international conventions, including certain safety, environmental and construction standards. Among the more significant conventions are: (i) the International Convention for the Prevention of Pollution from Ships 1973, 1978 Protocol, (ii) the International Convention on the Safety of Life at Sea, 1978 Protocol, including the International Management Code for the Safe Operation of Ships and for Pollution Prevention, which went into effect for tank vessels on July 1, 1998, and (iii) the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended in 1995. These conventions govern oil spills and other matters related to environmental protection, worker health and safety, and the manning, construction and operation of vessels. As a general matter, surveys and inspections are performed by internationally recognized classification societies.

Although we believe we are in substantial compliance with all applicable foreign law, regulation and other legal requirements, the risks of incurring substantial compliance costs and liabilities and penalties for noncompliance are inherent in some of our offshore operations and there can be no assurance that such costs, liabilities and penalties will not be incurred by or imposed on us in the future.

EMPLOYEES

As of December 31, 2004, we had 4,268 employees, including 1,904 employed on vessels and 2,364 employed at our domestic and foreign offices and other land-based facilities. Approximately 2,770 of the Company's employees are employed under the terms of 32 separate collective bargaining agreements with 13 different unions which, among other things, set forth the wages and benefits of these employees. These agreements have expiration dates ranging from 2005 to 2008. The Company's operations have not been affected significantly by work stoppages and, in the opinion of management, employee relations are good.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company are as follows:

Name	Age	Principal Occupations and Business Experience During the Past Five Years
Thomas B. Crowley, Jr.	38	Chairman of the Board, President and Chief Executive Officer of the Company.
William A. Pennella	60	Vice Chairman of the Board of Directors of the Company since September 2000; Executive Vice President of the Company since January 1996.
Albert M. Marucco	63	Vice President and Treasurer of the Company.
William P. Verdon	64	Senior Vice President and General Counsel of the Company.
John C. Calvin	45	Senior Vice President and Controller of the Company since January 2005; Vice President and Controller of the Company from September 2000 to December 2004; Director of Corporate Planning of the Company from January 1999 to September 2000.
Susan L. Rodgers	55	Senior Vice President of Administration of the Company since January 2005; Vice President, Human Resources of the Company from January 1997 to December 2004.

Item 2. ***Properties.***

Our corporate headquarters and executive offices are located at 155 Grand Avenue, Oakland, California 94612, where we lease approximately 15,800 square feet pursuant to a lease which expires in 2008. Liner Services conducts its operations from offices located at 9487 Regency Square Boulevard, Jacksonville, Florida 32225, a 100,000 square foot building owned by the Company. The operations of Ship Assist and Escort Services and the operations of Energy and Marine Services are primarily conducted from offices located at 1102 Southwest Massachusetts Street, Pier 17, Seattle, Washington 98134, where we lease approximately 40,000 square feet pursuant to a lease which expires in 2022. The operations of Oil and Chemical Distribution and Transportation Services are primarily conducted from our offices located at 100 Lighting Way, Secaucus, New Jersey 07094, where we will lease approximately 14,030 square feet pursuant to a lease which expires in 2010, and our offices located at Pier 17, in Seattle, Washington.

We also maintain additional facilities in the United States and abroad to support our businesses, including warehouse facilities and dock facilities in Jacksonville, Florida, Port Everglades, Florida, Miami, Florida, Pennsauken, New Jersey, Valdez, Alaska, Seattle, Washington, and San Juan, Puerto Rico, some of which serve as ports-of-call for many customers. In addition, we maintain strategically dispersed operating bases, and offices in Houston, Texas, Long Beach, California, Atlanta, Georgia, New Orleans, Louisiana, and Vancouver, Washington. Petroleum tank farms are located in Bethel, Kotzebue, Nome and Captain's Bay, Alaska in support of our Alaska petroleum businesses.

We believe that all of our facilities and equipment are in good condition, well maintained and able to support our current operations. For additional information concerning our properties, see the information concerning our fleet of vessels and certain other properties as set forth in "Item 1. Business" of this Form 10-K.

Item 3. *Legal Proceedings.*

General Litigation

In the normal course of business, the Company is subject to legal proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2004, cannot be ascertained. While these matters could affect our operating results for any one quarter when resolved in future periods and while there can be no assurance with respect thereto, management believes, with the advice of outside legal counsel, that after final disposition any monetary liability or financial impact to the Company from these matters (except as otherwise disclosed below in this "Item 3. Legal Proceedings.") would not be material to the Company's consolidated financial condition, results of operations or cash flows.

Litigation Involving Directors

A purported class action and derivative complaint was filed on November 30, 2004, in the Court of Chancery in the State of Delaware against the Company and its Board of Directors alleging breaches of the fiduciary duties owed by the director defendants to the Company and its stockholders. Among other things, the complaint alleges that the defendants have pursued a corporate policy of entrenching the Company's controlling stockholder, Thomas B. Crowley, Jr., and certain members of the Crowley family by allegedly expending corporate funds improperly. The plaintiffs seek damages and other relief. On February 25, 2005, the Company and the director defendants filed a motion with the Delaware Court of Chancery seeking dismissal of the lawsuit. The Company believes that the lawsuit is without merit.

Environmental Litigation

Environmental costs represent reclamation costs for which the Company has determined it is responsible to remediate. Environmental expenditures for reclamation costs that benefit future periods are capitalized. Expenditures that relate to remediating an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when the Company's responsibility for environmental remedial efforts is deemed probable and the costs can be reasonably estimated. The ultimate future environmental costs, however, will depend on the extent of contamination of property and the Company's share of remediation responsibility. Historically, actual provisions for environmental costs have not differed materially from accrued amounts.

During 2003 and 2002, the Company reached agreements with its insurance underwriters to settle all costs incurred to date and any future costs related to environmental remediation resulting from occurrences prior to 1986. The amounts of the settlements were $1.0 million and $5.3 million, in 2003 and 2002, respectively, net of unrecoverable amounts due to insolvency of certain underwriters. Both of these settlements were collected during 2003. The Company recognized $1.0 million and $2.2 million as a reduction to claims expense in 2003 and 2002, respectively. Please see Note 17 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" for additional information.

Asbestos Litigation

The Company is currently named as a defendant with other shipowners and numerous other defendants with respect to approximately 16,000 maritime asbestos cases and other toxic tort cases, most of which were filed in the Federal Courts in Cleveland, Ohio and Detroit, Michigan. Each of these cases, filed on behalf of a seaman or his personal representative, alleges injury or illness based upon exposure to asbestos or other toxic substances and sets forth a claim based upon the theory of negligence under the Jones Act and on the theory of unseaworthiness under the General Maritime Law.

Pursuant to an order issued by the Judicial Panel on Multidistrict Litigation dated July 29, 1991, all Ohio and Michigan cases were transferred to the United States District Court for the Eastern Division of Pennsylvania for pretrial processing. On May 1, 1996, Judge Charles R. Weiner administratively dismissed the cases subject to reinstatement in the future. At present, it is not known when or how long the process will require. Approximately 35 of the Ohio and Michigan claims which name one or more Company entities as defendants have been reinstated, but the plaintiffs' attorneys are not actively pursuing the cases. It is not known whether Judge Weiner will be able to develop a plan that will result in settlement of the cases. If he is unsuccessful, upon reinstatement, the cases should be remanded to the Ohio and Michigan Federal Courts.

In addition, the Company is a defendant in approximately 110 asbestosis or other toxic cases pending in jurisdictions other than the Eastern District of Pennsylvania. These other jurisdictions include state and federal courts located in Northern California, Oregon, Texas, Louisiana, Florida, Maryland and New York.

The uncertainties of asbestos claim litigation make it difficult to accurately predict the ultimate resolution of these claims. By their very nature, civil actions relating to toxic substances vary according to the fact pattern of each case, the number of defendants and their relative shares of liability in each case, the applicable jurisdiction and numerous other factors. This uncertainty is increased by the possibility of adverse court rulings or new legislation affecting the asbestos claim litigation or the settlement process. Accordingly, we cannot predict the eventual number of such cases or their final resolution. The full impact of these claims and proceedings in the aggregate continues to be unknown.

The Company has insurance coverage that reimburses it for a substantial portion of the: (a) costs incurred defending against asbestos claims; and (b) amounts the Company pays to settle claims or honor judgments by courts. The coverage is provided by a large number of insurance policies written by dozens of insurance companies over a period of many years. The amount of insurance coverage depends on the nature of the alleged exposure to asbestos, the specific subsidiary against which an asbestos claim is asserted and the terms and conditions of the specific policy.

At December 31, 2004, the Company has accrued $2.7 million as its best estimate of the potential liability and recorded a receivable from its insurance companies of $1.2 million related to the asbestos litigation described above.

The Company became aware of asbestos related litigation involving certain cases filed in Northern California during the first quarter of 2004. These claims were settled in late May 2004. The Company expensed $2.1 million and $4.2 million related to this litigation in the first and second quarters of 2004, respectively. Although no insurance receivable has been recorded on these claims, the Company is aggressively pursuing reimbursement from our insurance companies. In October 2004, the Company submitted demand letters to its insurance underwriters for settlement amounts and defense costs paid and in November 2004, the Company filed suit against the insurance underwriters. The case is currently in discovery. The Company intends to aggressively pursue the resolution of these insurance claims.

While it is not feasible to accurately predict or determine the ultimate outcome of all pending investigations and legal proceedings relating to asbestos or toxic substances or provide reasonable ranges of potential losses with respect to these matters, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in some of these cases could have a material adverse affect on the Company's consolidated financial condition, operating results or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

No matters were submitted to a vote of the Company's security holders during the fourth quarter of 2004.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

No established public trading market exists for our common stock. Shares of our common stock are neither listed on any national securities exchange, nor presently traded on any public stock exchange or in any other public market and there are no plans, proposals, arrangements or understandings with any person with regard to the development of a public trading market in our common stock. Although quotations for shares of our common stock may be obtained in the Pink Sheets (a centralized quotations service that collects and publishes market maker quotes for over-the-counter securities), because secondary market activity for shares of our common stock has been limited and sporadic, such quotations may not accurately reflect the price or prices at which purchasers or sellers would currently be willing to purchase or sell such shares.

The following table shows the range of high and low closing bid prices (in dollars per share) for our common stock, as reported in the Pink Sheets, for the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
Fiscal Year Ended December 31, 2004		
Fourth Quarter(1)	$1,125	$1,110
Third Quarter(1)	$1,175	$1,100
Second Quarter	$1,160	$1,150
First Quarter	$1,150	$1,036
Fiscal Year Ended December 31, 2003		
Fourth Quarter(1)	$1,036	$1,036
Third Quarter(1)	$1,036	$1,030
Second Quarter	$1,100	$1,030
First Quarter(1)	$1,207	$1,100

(1) No trades during this quarter

As of March 1, 2005, we had 476 stockholders of record of our voting common stock and one holder of record of our Class N non-voting common stock.

We pay no dividends on our common stock and do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings to finance operations and fund the growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that our board of directors may deem relevant. Payment of cash dividends on our common stock is currently prohibited by the terms of certain agreements to which the Company is a party. (See Note 12 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data".)

The Company's financing agreements for Title XI borrowings contain restrictive covenants which require, among other things, annual maintenance of working capital that is equal to or greater than 50% of the total of charter hire and other lease obligations with remaining terms in excess of one year. The amount of minimum working capital so required at December 31, 2004 was $41.9 million. While the Company is prohibited from repurchasing shares of any class of capital stock or declaring or paying any dividend, it may repurchase common stock from employee stock ownership plans and pay dividends in any twelve-month period so long as the combined cost does not exceed $10.0 million. At December 31, 2004, the Company was in compliance with all covenants under its financing and leasing arrangements.

The Company sponsors the Crowley Maritime Corporation Retirement Stock Plan ("RSP"), which held 9,063 shares of our common stock at December 31, 2004, all of which are fully vested. Distributions of shares allocated to RSP participants are made as soon as practicable following the participant's death, disability retirement or termination of Company employment after attainment of age 65. All other participants are eligible for distribution on the earlier of: (a) the third calendar quarter of the third plan year that follows the plan year in which the participant terminates Company employment; or (b) the attainment of age 65. All distributions to a participant are in the form of a single, lump sum distribution consisting of shares of common stock. Upon the date of distribution and for the immediately succeeding ten days, such shares of common stock are subject to the Company's right to repurchase them for cash equal to their fair market value (discounted for lack of marketability), determined as of the calendar year-end that coincides with or immediately precedes the date of distributions.

The Company also sponsors the Stock Savings Plan ("SSP"), an employee stock ownership plan which held 4,579 shares of our common stock at December 31, 2004, all of which are fully vested. Participants in the SSP have the option to sell their stock to the Company at the common stock's marketable fair value (without discounting for lack of marketability), determined by an independent appraisal as of the preceding calendar year-end, upon retirement, death or after a break in service.

A summary of our common stock purchased by the Company from participants in the RSP and SSP in the fourth quarter of 2004 is as follows:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that may yet be Purchased Under the Plans or Programs
October 1-31, 2004	120	$1,667.25	N/A	N/A
November 1-30, 2004	8	1,235.00	N/A	N/A
December 1-31, 2004.....	89	1,900.00	N/A	N/A
Total	217	$1,746.77	N/A	N/A

Item 6. ***Selected Financial Data.***

The following table presents summary consolidated financial and operating data for the Company. The data presented in this table are derived from the audited financial statements of the Company. You should read the consolidated financial statements and the notes thereto in "Item 8. Financial Statements and Supplementary Data" for a further explanation of the financial data summarized here. You should also read "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations", which describes a number of factors which have affected our financial results.

In February 2004, the Company sold its Logistics operations based in Venezuela for $1.5 million. In November 2004, the Company sold a vessel that was a component of the Company, as defined in Statement of Financial Accounting Standard ("SFAS") 144 *Accounting for the Impairment or Disposal of Long-Lived Assets*, for $8.8 million. Accordingly, all financial information in "Item 6. Selected Financial Data" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" has been restated to present the discontinued Venezuela operations and discontinued vessel operations separately from the Company's continuing operations. The balance sheet data for December 31, 2000 through 2003 has been restated for certain working capital reclassifications to conform with the December 31, 2004 presentation.

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)

	Year Ended December 31,				
	2004	2003	2002	2001	2000
STATEMENT OF OPERATIONS DATA:					
Operating revenues	$999,710	$968,095	$960,146	$985,661	$795,384
Operating income	27,454	35,199	35,409	36,643	41,270
Income from continuing operations	8,327	10,060	15,803	18,010	20,505
Income (loss) from discontinued operations, including loss on disposal, net of tax	16,588	3,181	1,469	2,071	(252)
Cumulative effect of change in accounting principle, net of tax	—	(420)	—	—	—
Net income	24,915	12,821	17,272	20,081	20,253
Preferred stock dividends	(1,575)	(1,575)	(1,666)	(1,849)	(2,031)
Net income attributable to common shareholders	$ 23,340	$ 11,246	$ 15,606	$ 18,232	$ 18,222
Basic Earnings Per Common Share:					
Income from continuing operations	$ 49.90	$ 62.53	$ 103.94	$ 118.90	$ 136.71
Loss from discontinued operations	122.60	23.44	10.80	15.24	(1.86)
Cumulative effect of change in accounting principle	—	(3.10)	—	—	—
Net income	$ 172.50	$ 82.87	$ 114.74	$ 134.14	$ 134.85
Diluted Earnings Per Common Share:					
Income from continuing operations	$ 49.90	$ 62.12	$ 96.83	$ 109.37	$ 124.23
Loss from discontinued operations	122.60	19.64	9.06	12.77	(1.56)
Cumulative effect of change in accounting principle	—	(2.59)	—	—	—
Net income	$ 172.50	$ 79.17	$ 105.89	$ 122.14	$ 122.67

	As of December 31,				
	2004	2003	2002	2001	2000
BALANCE SHEET DATA:					
Current assets	$366,935	$ 370,728	$233,293	$201,480	$262,189
Non current assets	613,822	642,242	650,568	603,248	428,938
Total assets	$980,757	$1,012,970	$883,861	$804,728	$691,127
Current liabilities	$203,332	$ 214,372	$192,644	$200,523	$179,039
Other non current liabilities	112,210	126,488	117,392	112,395	74,034
Long-term debt	341,380	372,373	285,895	209,622	172,407
Redeemable preferred stock	—	—	—	2,367	4,739
Stockholders' equity	323,835	299,737	287,930	279,821	260,908
Total liabilities, redeemable preferred stock and stockholders' equity	$980,757	$1,012,970	$883,861	$804,728	$691,127

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following discussion should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing elsewhere in this report. As explained in the beginning of Part I of this report, in addition to historical information, the following discussion contains forward-looking information that involves risks and uncertainties.

Executive Summary

Crowley Maritime Corporation is a diversified transportation company with global operations. We have four business segments: Liner Services; Ship Assist and Escort Services; Oil and Chemical Distribution and Transportation Services; and Energy and Marine Services. Each segment is capital intensive and requires the periodic renewal or replacement of the assets used by it. While all of our segments are primarily engaged in maritime transportation and services related to maritime transportation, each segment serves a different market with separate and distinct customers. Certain markets are primarily based in the United States and certain markets are based overseas. In most cases, each segment uses equipment that has been specially designed and constructed to meet the needs of that particular segment. By operating in four distinct markets, we diversify the nature of our capital investments and hope to minimize the impact that any economic downturn or other unforeseen adverse event may have upon one or more of our segments at any particular time.

In February 2004, the Company sold its Logistics operations based in Venezuela for $1.5 million. In November of 2004, the Company sold a vessel that was a component of the Company, as defined in SFAS 144, for $8.8 million. Accordingly, all financial information in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" has been restated to present the discontinued Venezuela operations and the discontinued vessel operations separately from the Company's continuing operations.

A summary of the Company's consolidated results of operations for the years ended December 31, 2004, 2003 and 2002 is provided below. A summary of certain financial information for each of the Company's segments for the years ended December 31, 2004, 2003 and 2002 is presented in Note 20 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data".

	Year Ended December 31,		$ Increase (Decrease)	% Increase (Decrease)
	2004	2003		
	(In millions, except per share amounts)			
Operating revenues	$ 999.7	$968.1	$ 31.6	3.3%
Operating income	$ 27.5	$ 35.2	$ (7.7)	(21.9)%
Net income attributable to common shareholders	$ 23.3	$ 11.2	$ 12.1	108.0%
Basic income per common share	$172.50	$82.87	$89.63	108.2%
Diluted income per common share	$172.50	$79.17	$93.33	117.9%

	Year Ended December 31,		$ Increase (Decrease)	% Increase (Decrease)
	2003	2002		
	(In millions, except per share amounts)			
Operating revenues	$968.1	$ 960.1	$ 8.0	0.8%
Operating income	$ 35.2	$ 35.4	$ (0.2)	(0.6)%
Net income attributable to common shareholders	$ 11.2	$ 15.6	$ (4.4)	(28.2)%
Basic income per common share	$82.87	$114.74	$(31.87)	(27.8)%
Diluted income per common share	$79.17	$105.89	$(26.72)	(25.2)%

We are continually looking for opportunities that will complement or strengthen our existing businesses. As part of these efforts, we: (1) entered into a construction contract in June of 2004 for two articulated tug/barge units; (2) entered into a definitive agreement effective July 20, 2004 to purchase a fuel distribution business in Alaska; and (3) purchased one transportation management company in 2003. To be certain that we have the financial resources required for any project that meets our criteria, we maintain a revolving line of credit that may provide up to $95.0 million. At December 31, 2004, the Company had cash and cash equivalents of $142.9 million and long-term debt in the amount of $372.4 million.

Critical Accounting Policies

The preparation of the consolidated financial statements, upon which this MD&A is based, requires management to make estimates which impact those consolidated financial statements. The most critical of these estimates and accounting policies relate to long-lived asset depreciation, amortization and impairment, goodwill, revenue recognition, and litigation and environmental reserves. In particular, the accounting for these areas requires significant judgments to be made by management. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position, results of operations, or cash flows. For a more complete discussion of these and other accounting policies, see Note 1 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data".

Long-Lived Asset Depreciation, Amortization and Impairment

The Company monitors expenditures for long-lived assets to determine their appropriate useful lives. This determination is based on historical experience with similar assets and the assets' expected use in the Company's business. The determination of the assets' depreciable life can significantly impact the financial statements. In addition, the Company depreciates property and equipment, less estimated salvage value, using the straight-line method as such method is considered to be the most appropriate systematic and rational method to allocate the cost of property and equipment over the period in which it is to be in use.

The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Goodwill

Goodwill represents the costs of acquired companies in excess of the fair value of their net tangible assets. In accordance with Statement of Financial Accounting Standards ("SFAS") 142, *Goodwill and Other Intangible Assets*, goodwill deemed to have an indefinite life is not amortized, but is subject to annual impairment testing. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment; the assessment primarily incorporates management assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur.

Revenue Recognition

The Company's accounting policies for revenue recognition are predicated on the type of service provided. The common carrier services included in Liner Services are recognized ratably over each voyage by load and discharge port. The Company's logistics services and Ship Assist and Escort Services are recognized as services are provided. Revenues from the Oil and Chemical Distribution and Transportation Services and Energy and Marine Services are recognized ratably over the length of the contract. Estimated losses are provided at the time such losses become evident. The Company's recognition of revenue includes estimates of the total costs incurred for each service and the total billings to perform the service that impacts the estimated operating margin. While the Company has processes in place to assist in developing these estimates, if the Company experiences significantly higher costs or a significant decrease in estimated billings, the Company's financial position, results of operation and cash flows could be materially impacted.

Litigation and Environmental Reserves

The Company monitors its outstanding litigation (including unasserted claims). The Company estimates the expected probable loss (if any) of each claim or potential claim. If a range of probable loss is determined, the Company records a reserve at the low end of the range, unless there are indications that another amount within the range better approximates the expected loss. The determination of whether a litigation reserve is necessary is based on internal analysis by management, consultation with the Company's general counsel and, when necessary, consultations with external counsel. The Company's litigation reserves are a significant estimate that can and does change based on management's evaluation of the Company's existing and potential litigation liabilities.

The Company is a defendant with respect to numerous maritime asbestos cases and other toxic tort cases. The Company is unable to predict the ultimate outcome of this litigation and an estimate of the amount or range of potential loss. In addition, the Company is responsible for environmental remediation relating to contamination of property. Liabilities are recorded when the responsibility for such remediation is considered probable and the costs can be reasonably estimated. The ultimate future environmental costs, however, will depend upon the extent of contamination and the future costs of remediation. The ultimate resolution of these litigation and environmental liabilities could have a material impact on the Company's financial position, results of operations and cash flows. See "Item 3. Legal Proceedings" and Notes 17 and 18 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

Results of Operations

The following table sets forth: (a) operating revenues and operating income for Liner Services, Ship Assist and Escort Services, Oil and Chemical Distribution and Transportation Services, and Energy and Marine Services for the years ended December 31, 2004, 2003 and 2002; and (b) other income and expenses not specifically attributable to these operating segments. Other income and expenses include interest income, interest expense, and minority interest in consolidated subsidiaries. The Company evaluates the performance of its operating segments based upon the operating income of the segment, excluding interest income and expense and income taxes. See the Company's Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" for further information.

Included in operating income of all four of our segments are allocations for corporate services, which include vessel acquisition, accounting, legal, human resources, information technology, insurance services and purchasing support. Vessel acquisition charges represent an allocation of the utilized vessels, depreciation and amortization based on intercompany bareboat charters. Other corporate services are allocated based upon various assumptions, depending on the type of cost being allocated. Asset charges (recoveries) are allocated to the segment that last used the asset.

SEGMENT OPERATING REVENUE AND OPERATING INCOME AND OTHER INCOME AND EXPENSES
(In thousands)

	Year Ended December 31,		
	2004	2003	2002
Operating revenues			
Liner Services	$632,255	$578,554	$530,393
Ship Assist and Escort Services	75,035	73,665	70,504
Oil and Chemical Distribution and Transportation Services	213,431	245,628	270,672
Energy and Marine Services	78,989	70,248	88,577
Total operating revenues	999,710	968,095	960,146
Operating income (loss):			
Liner Services	19,734	20,946	18,219
Ship Assist and Escort Services	10,189	9,746	13,637
Oil and Chemical Distribution and Transportation Services	9,407	18,050	1,467
Energy and Marine Services	(11,876)	(13,543)	2,086
Total operating income	27,454	35,199	35,409
Other income (expense):			
Interest income	1,987	354	688
Interest expense	(20,165)	(19,729)	(14,100)
Minority interest in consolidated subsidiaries	127	1,721	629
Other income	1,024	115	177
Income from continuing operations before income taxes	10,427	17,660	22,803
Income tax expense	(2,100)	(7,600)	(7,000)
Income from continuing operations	8,327	10,060	15,803
Discontinued operations:			
Income from operations, including loss on disposal (net of $9,400, $400 and $700 tax expense in 2004, 2003 and 2002, respectively)	16,588	3,181	1,469
Income before cumulative effect of change in accounting principle	24,915	13,241	17,272
Cumulative effect of change in accounting principle, net of tax benefit of $257	—	(420)	—
Net income	$ 24,915	$ 12,821	$ 17,272

Comparison of the Year Ended December 31, 2004 and 2003

Consolidated operating revenues in 2004 increased $31.6 million, or 3.3%, to $999.7 million compared with $968.1 million in 2003. This increase was the result of the following events or circumstances:

- $24.7 million as the result of higher prices for direct sales of fuel;
- $12.8 million generated by the vessel mobilization and transportation of oil exploration cargo in Far East Russia and Korea;
- $6.0 million generated by increased government and commercial contract activity in the Gulf of Mexico and United States west coast;

- $40.9 million from our scheduled marine transportation services as a result of an increase in rates and container and noncontainer volume; and
- $9.5 million generated by a transportation management company specializing in the apparel industry that we acquired in 2003.

These increases were partially offset by decreases in revenues which resulted from the following events or circumstances:

- $14.6 million in direct fuel sales from a decrease in volume sold;
- $7.4 million as a result of reduced demand for oil transportation activities on the United States west coast;
- $9.0 million from reduced activity in our Northern Alaskan marine and land operations; and
- $36.7 million from fewer vessels operating in the Oil and Chemical Distribution and Transportation Services segment as a result of vessels being sold or dry-docked.

Consolidated operating expenses increased $32.9 million in 2004, or 3.9%, to $882.0 million compared with $849.1 million in 2003. This increase in consolidated operating expenses was primarily caused by:

- $16.9 million associated with higher fuel prices for fuel purchased for our direct fuel sales;
- $13.8 million increased outfitting and mobilization charges related to the Russia and Korea projects;
- $13.1 million in vessel-related costs and $19.6 million in non-vessel costs from our scheduled marine transportation services as a result of an increase in container and noncontainer volume;
- $10.7 million attributable to the operations of a transportation management company specializing in the apparel industry that we acquired in 2003; and
- $6.3 million for a payment made by the Company during the second quarter of 2004 to settle certain asbestos-related claims.

These increases were partially offset by decreased expenses of:

- $10.3 million for the cost of fuel from a decrease in volume sold;
- $3.4 million as a result of reduced demand for oil transportation activities on the United States west coast;
- $7.6 million from reduced activity in our northern Alaskan land and marine operations; and
- $33.4 million in vessel-related expenses due to fewer vessels operating in the Oil and Chemical Distribution and Transportation Services as a result of vessels being sold or dry-docked.

Consolidated general and administrative expenses increased $1.1 million, or 3.5%, to $32.5 million in 2004 compared with $31.4 million in 2003. This increase is primarily attributable to a $.6 million increase in payroll related costs and a $.4 million increase in insurance costs related to split-dollar insurance and director life insurance policies.

Consolidated depreciation and amortization expense increased $4.8 million, or 8.3%, to $62.6 million in 2004 compared with $57.8 million in 2003. This increase is the result of an increase in dry-dock amortization in the amount of $8.4 million and a $.4 million impairment loss recorded on a non-compete agreement during 2004, which was partially offset by a decrease in depreciation of $4.2 million. Dry-dock costs for thirteen vessels were amortized in 2004 compared with ten vessels in 2003. The decrease in depreciation was mostly caused by lower depreciation expense due to a reduction in the number of vessels in service.

Consolidated asset recoveries, net decreased $.6 million, or 11.1%, to a recovery of $4.8 million in 2004 compared with a recovery of $5.4 million in 2003. During 2004, gains of $6.1 million resulted from the sale of equipment, land and seven vessels. These gains were partially offset by impairment charges of $1.2 million on four vessels which were taken out of service and are held for sale. During 2003, gains of $5.8 resulted from the sale of equipment, land, land improvements and ten vessels, which was partially offset by a $.4 million writedown of vessel improvements.

As a result, our consolidated operating income decreased $7.7 million, or 21.9% to $27.5 million in 2004 compared with $35.2 million in 2003.

Due to an increase in the Company's average cash and cash equivalent amounts on hand and higher interest rates in 2004, interest income increased $1.6 million to $2.0 million in 2004 compared with $.4 million in 2003.

Interest expense increased $.5 million, or 2.5%, to $20.2 million in 2004 compared with $19.7 million in 2003. This increase was due to a $1.1 million increase in interest expense incurred for vessel financings which was partially offset by a decrease of $.4 million in interest expense on our Revolving Credit Agreement. There were no borrowings under the Revolving Credit Agreement during 2004.

Minority interest in consolidated subsidiaries decreased $1.6 million to $.1 million in 2004 compared with $1.7 million in 2003. This decrease is due to the Company's acquisition in December 2003 of the remaining 25% interest in a joint venture in which it previously owned a 75% interest.

Other income increased $.9 million to $1.0 million in 2004 compared with $.1 million in 2003 due to income earned on investments of the Company's deferred compensation plan. The investments are classified as trading securities in accordance with SFAS 115 *Accounting for Certain Investments in Debt and Equity Securities.*

Income tax expense decreased $5.5 million, to $2.1 million in 2004 compared with $7.6 million in 2003. The effective tax rate was 20.1% for 2004 and 43.0% for 2003. The decrease in the effective tax rate is due to reduced vessel repairs which may be capitalized for tax purposes and favorable IRS court case resolution.

Discontinued operations increased $13.4 million to income of $16.6 million in 2004 from $3.2 million in 2003. This increase was due to the sale of a vessel that was considered a component of the Company, as defined by SFAS 144. The Company received a payment in the amount of $20.8 million pursuant to the termination of a series of charters for the vessel.

As a result, net income attributable to common shareholders increased $12.1 million to $23.3 million ($172.50 basic and diluted income per common share) in 2004 compared with $11.2 million ($82.87 basic income per common share and $79.17 diluted income per common share) in 2003.

Liner Services

Operating revenues from our Liner Services segment increased $53.7 million, or 9.3%, to $632.3 million in 2004 compared with $578.6 million in 2003. The increase is primarily attributable to a 3.0% increase in container and noncontainer volume, an 8.1% increase in average revenue, and an increase of 40.4% in other logistical service revenues. The Company's container and noncontainer volume increased to 599,693 TEU's during 2004 from 581,955 TEU's during 2003 due to: (a) a service from the United States to Haiti which commenced operation during the third quarter of 2003; and (b) growth in our Central America-Gulf service. The average revenue increase was a result of: (a) rate increases for our services between the United States and Puerto Rico and between the United States and certain Caribbean Islands and the Bahamas; and (b) increases in fuel surcharges. An increase in other logistical service revenues resulted from: (a) an increase of $2.3 million generated by our expanding warehousing and distribution operations in Central America; and (b) $9.5 million of revenue generated by a transportation management company specializing in the apparel industry that we purchased in July 2003.

Operating expenses increased $50.9 million, or 9.7%, to $578.1 million in 2004 compared with $527.2 million in 2003. An increase in container and noncontainer volume and growth in our service to Haiti and our Central America-Gulf service generated an increase of $13.1 million in vessel and $19.6 million in non-vessel-related expenses. Vessel-related expenses consist primarily of fuel, vessel maintenance and repairs, crew and charter costs, while non-vessel expenses consist primarily of costs for labor, facilities, purchased transportation, terminal, port charges, equipment, and equipment maintenance and repairs. An increase of

$10.7 million in other logistical service expenses was due to expenses incurred by a transportation management company specializing in the apparel industry purchased in July 2003. Allocation of certain costs arising from the settlement in 2004 of certain asbestos-related claims resulted in an increase of $4.3 million of operating expenses in 2004 compared to 2003.

Depreciation and amortization increased $2.5 million, or 24.3%, to $12.8 million in 2004 compared with $10.3 million in 2003. The increase was directly attributable to a $2.0 million increase in dry-dock amortization and a $.4 million impairment loss recorded on a non-compete agreement during 2004. Liner Services amortized dry-dock costs for nine vessels during the year ended December 31, 2004 compared with six vessels during the year ended December 31, 2003.

Asset recoveries, net decreased $.4 million to $.6 million in 2004 compared with $1.0 million in 2003. The gains of $.6 million resulted from disposals of equipment during the year ended December 31, 2004 and the gains of $1.0 million resulted from the disposals of two vessels and equipment during the year ended December 31, 2003.

As a result, the operating income from Liner Services decreased $1.2 million to $19.7 million in 2004 compared with $20.9 million in 2003.

Ship Assist and Escort Services

Operating revenues from our Ship Assist and Escort Services segment increased $1.3 million, or 1.8%, to $75.0 million in 2004 compared with $73.7 million for 2003. The increase was directly attributable to: (a) a $2.1 million increase in rates, most of which was attributable to a fuel surcharge to cover rising fuel prices; and (b) $1.0 million of revenues from operations in Oakland, California which commenced during the second quarter of 2004. This increase was partially offset by a decrease in tug volumes which resulted in a $1.8 million reduction in revenues. The decrease is largely a result of decreased tanker volumes in the Puget Sound, Washington. Overall vessel utilization rates remained constant at 72% during 2004 and 2003.

Operating expenses increased $1.4 million, or 2.3%, to $63.2 million in 2004 compared with $61.8 million during 2003. Vessel-related costs, such as crew, fuel and repairs and maintenance costs, increased by $2.0 million, of which $.8 million was attributed to labor and fuel costs associated with the operations in Oakland, California which commenced during the second quarter of 2004. Non-vessel expenses decreased $1.3 million due to a $2.6 million decrease in property taxes which was partially offset by a $.9 million increase in subcontracting costs.

Asset recoveries, net increased $.7 million to a recovery of $.7 million during the year ended December 31, 2004 related to the disposal of one vessel.

As a result, operating income from Ship Assist and Escort Services increased $.5 million to $10.2 million in 2004 compared with $9.7 million in 2003.

Oil and Chemical Distribution and Transportation Services

Operating revenues from our Oil and Chemical Distribution and Transportation Services segment decreased $32.2 million, or 13.1%, to $213.4 million in 2004 compared with $245.6 million for 2003. The decrease is directly attributable to: (a) a $14.6 million decrease in revenues from the direct sale of fuel caused by a decrease in sales volume due to the loss of a large customer in Petroleum Services offset by the addition of several customers; (b) a $7.4 million decrease in revenues caused by reduced demand for oil transportation services on the United States west coast; and (c) a $36.7 million decrease in revenues caused by the absence of certain vessels in 2004 (either due to sale or drydocking of the vessels) that were in service during 2003. This decrease was partially offset by a $24.7 million increase in revenues generated by higher prices for fuel sold directly by us. Overall vessel utilization decreased to 64% in 2004 compared to 69% in 2003.

Operating expenses decreased $28.8 million, or 13.6%, to $182.7 million during 2004 compared with $211.5 million during 2003. This decrease is primarily attributable to: (a) a $10.3 million decrease in the cost of fuel from a decrease in volume sold attributable to the loss of a large customer in Petroleum Services offset by the addition of several customers; (b) a $33.4 million decrease in expenses caused by the absence of certain vessels in 2004 (either due to sale or drydocking of the vessels) that were in service during 2003; and (c) a $3.4 million decrease in expenses caused by reduced demand for oil transportation services on the United States west coast. This decrease was partially offset by an increase of $16.9 million arising from higher costs of fuel purchased for resale.

Depreciation and amortization increased $4.2 million, or 36.5%, to $15.7 million during 2004 compared with $11.5 million during 2003. The increase was directly attributable to a $7.2 million increase in dry-dock amortization for vessels and was partially offset by a decrease in depreciation of $3.0 million. A decrease in depreciation was caused by the disposal of vessels during 2003. Dry-dock costs for four vessels were amortized during the years ended December 31, 2004 and 2003. Spending for the drydocking of three vessels in 2003 was $15.7 million higher than the amounts spent in 2004 for drydocking one vessel, resulting in higher amortization in 2004 compared with 2003.

Asset recoveries, net decreased $1.8 million during 2004 compared with 2003 due to the sale of three vessels and land during 2003.

As a result, the operating income from Oil and Chemical Distribution and Transportation Services decreased $8.7 million to $9.4 million in 2004 compared with $18.1 million for 2003.

Energy and Marine Services

Operating revenues from our Energy and Marine Services segment increased $8.8 million, or 12.5%, to $79.0 million in 2004 compared with $70.2 million for 2003. The increase was directly attributable to an increase in 2004 revenues of: (a) $12.8 million from vessel mobilization and transportation of oil exploration cargo in Far East Russia and Korea; and (b) $6.0 million generated by increased government and commercial contract activity in the Gulf of Mexico and United States west coast. This increase was partially offset by reduced 2004 revenues of $9.0 million caused by reduced activity in our Northern Alaskan marine and land operations. Overall vessel utilization increased to 49% in 2004 compared to 46% in 2003. Vessel utilization in this segment is impacted by oil exploration activity and general economic conditions and tends to be very volatile.

Operating expenses increased $15.8 million, or 15.3%, to $118.9 million during 2004 compared with $103.1 million in 2003. The increase is directly attributable to: (a) charges in the amount of $13.8 million arising from increased outfitting and mobilization activity related to projects in Russia and Korea; (b) higher fuel and labor costs in the amount of $6.5 million arising from vessels chartered, at cost, by our Energy and Marine Services segment to our Puerto Rico and Caribbean Islands Service; (c) an increase of $1.9 million for administrative costs, including payroll and corporate services allocated to this segment; and (d) an increase of $1.6 million in other vessel-related costs. These increases were offset by a reduction of $7.6 million in operating costs in our Northern Alaskan land and marine operations as a result of reduced activity.

Depreciation and amortization decreased $1.4 million, or 11.5%, to $10.8 million during 2004 compared with $12.2 million during 2003. The decrease was the result of a reduction in depreciation in the amount of $1.0 million due to fewer vessels in service and a $.3 million depreciation adjustment made for a vessel placed in service during the first quarter of 2003 that was previously classified as held for sale.

Asset recoveries, net increased $1.0 million, or 38.5%, to a recovery of $3.6 million in 2004 as compared with $2.6 million in 2003. During 2004, a gain of $4.5 million resulted from the sale of five vessels and land improvements, which were partially offset by a $.9 million writedown on three vessels. During 2003, a gain of $2.9 million resulted from the sale of five vessels and land improvements, which were partially offset by a $.3 million writedown of vessel improvements.

As a result, the operating loss from Energy and Marine Services decreased by $1.6 million to $11.9 million for 2004 compared with a loss of $13.5 million in 2003.

Comparison of the Year Ended December 31, 2003 and 2002

Consolidated operating revenues in 2003 increased $8.0 million, or .8%, to $968.1 million compared with $960.1 million in 2002. This increase was the result of the following events or circumstances:

- $8.3 million as the result of higher prices for the direct sale of fuel;
- $4.3 million as a result of higher demand for oil transportation activities on the United States west coast;
- $8.0 million from increased vessel activity in the Gulf of Mexico;
- $34.3 million from our scheduled marine transportation services as a result of an increase in container and noncontainer volume;
- $20.6 million from the operation of three ATB's placed in service during the third and fourth quarters of 2002 and one ATB placed in service during the second quarter of 2003;
- $13.6 million generated by a transportation service provider purchased in 2002 and a transportation management company specializing in the apparel industry that we acquired in 2003; and
- $4.0 million from the activation of the ready-reserve vessels managed for the United States Government for the war in Iraq.

These increases were partially offset by decreases in revenues which resulted from the following events or circumstances:

- $22.8 million due to the sale of MTL Petrolink Corp. in 2002;
- $7.8 million from reduced government and commercial contract activity on the west coast of the United States;
- $18.5 million from the revenues earned from the vessel outfitting and mobilization and the transportation of oil exploration cargo to Sakhalin Island, Russia; and
- $39.2 million as a result of fewer vessels operating in the Oil and Chemical Distribution and Transportation Services segment as a result of vessels being sold or dry-docked.

Consolidated operating expenses increased $11.8 million in 2003, or 1.4%, to $849.1 million compared with $837.3 million in 2002. This increase in consolidated operating expenses was primarily caused by:

- $6.3 million associated with higher fuel prices for fuel purchased for our direct fuel sales;
- $9.7 million in vessel-related costs and $23.1 million in non-vessel related costs from our scheduled marine transportation services as a result of an increase in container and noncontainer volume;
- $10.3 million in vessel-related costs for increased crew, fuel, repairs and maintenance and other vessel costs in our Ship Assist and Escort Service segment and Energy and Marine Service segment;
- $7.8 million from the operation of three ATB's placed in service during 2002 and one ATB placed in service in 2003; and
- $12.6 million of expenses attributable to the operations of a transportation service provider purchased in 2002 and a transportation management company specializing in the apparel industry purchased in 2003.

These increases were partially offset by decreased expenses of:

- $23.0 million of operating expenses not incurred due to the sale of MTL Petrolink Corp. in 2002;
- $6.1 million for one-time outfitting charges in 2002 and reduced activity in 2003 related to the Sakhalin Island, Russia project;

- $24.2 million in vessel-related expenses due to a reduction in the number of vessels operating in the Oil and Chemical Distribution and Transportation Services segment due to the sale or dry-docking of certain vessels; and

- $4.0 million in reimbursable costs due to the activation of the ready-reserve vessels managed for the United States government.

Consolidated general and administrative expenses decreased $1.9 million, or 5.7%, to $31.4 million in 2003 compared with $33.3 million in 2002. This decrease was primarily attributable to insurance costs related to split-dollar life insurance, which decreased $2.8 million from 2002. This decrease was offset by an increase of $.4 million in payroll related costs.

Consolidated depreciation and amortization expense increased $3.8 million, or 7.0%, to $57.8 million in 2003 compared with $54.0 million in 2002 primarily as the result of $6.4 million in depreciation for new assets placed in service, of which the most significant was depreciation relating to the four new ATB's during 2003. The increase was also generated by an increase in dry-dock amortization in the amount of $2.9 million as a result of amortizing the cost of dry-docking ten vessels in 2003 compared with nine vessels in 2002. These increases were partially offset by the absence of depreciation in the amount of $4.6 million attributed to vessels sold in 2003.

Consolidated asset recoveries, net increased $5.6 million to a recovery of $5.4 million in 2003 compared with a charge of $.2 million in 2002. During 2003, gains of $5.8 million resulted from the sale of equipment, land, land improvements and ten vessels, which were partially offset by a $.4 million writedown of vessel improvements. During 2002, five vessels and various equipment were sold for a gain of $1.4 million, one vessel was destroyed by fire (resulting in a $3.9 million gain net of incurred costs from involuntary conversion), and $5.5 million of impairment charges were recognized on vessels designated for disposal.

As a result, our consolidated operating income decreased $.2 million, or .6% to $35.2 million in 2003 compared with $35.4 million in 2002.

Interest income decreased $.3 million, or 42.9%, to $.4 million in 2003 compared with $.7 million in 2002. This decrease was due to a decrease in the Company's average cash and cash equivalents and lower interest rates during 2003 compared to 2002.

Interest expense increased $5.6 million, or 39.7%, to $19.7 million in 2003 compared with $14.1 million in 2002. This is a result of: (a) a reduction in the amount of $3.9 million in capitalized interest associated with the construction of the ATB's during 2003; and (b) an increase in the amount of $1.9 million in interest expense for amounts borrowed for vessel financings in 2003.

Minority interest in consolidated subsidiaries increased $1.1 million to income of $1.7 million in 2003 compared with $.6 million in 2002. This increase is due to a joint venture in which the Company held a 75% interest. In December 2003, the Company acquired the remaining 25% of this joint venture after the joint venture partner paid the Company $3.2 million to exit from the joint venture. The total loss of the joint venture in 2003 was $7.8 million.

Income tax expense increased $.6 million, or 8.6%, to $7.6 million in 2003 compared with $7.0 million in 2002. The effective tax rate was 43.0% for 2003 and 30.7% for 2002. The increase in the effective tax rate was primarily due to a valuation reserve established in 2003 against certain losses related to the sale of the Logistics operations in Venezuela.

As a result, net income attributable to common shareholders decreased $4.4 million to $11.2 million ($82.87 basic income per common share and $79.17 diluted income per common share) in 2003 compared with $15.6 million ($114.74 basic income per common share and $105.89 diluted income per common share) in 2002.

Liner Services

Operating revenues from our Liner Services segment increased $48.2 million, or 9.1%, to $578.6 million in 2003 compared with $530.4 million in 2002. The increase is primarily attributable to a 7.0% increase in container and noncontainer volume and an increase of 102.4% in other logistical service revenues. This increase was offset by a .2% decrease in average revenue. The average revenue decrease was a result of competitive pressures in Latin America, which was partially offset by rate increases from the Puerto Rico and Caribbean Islands Service. The Company's container and noncontainer volume during 2003 and 2002 was 581,955 TEU's and 543,866 TEU's, respectively. The increase in other logistical service revenues was primarily due to $13.6 million in revenues earned from the acquisition of a transportation service provider purchased in October 2002 and a transportation management company specializing in the apparel industry purchased in July 2003.

Operating expenses increased $43.8 million, or 9.1%, to $527.2 million in 2003 compared with $483.4 million in 2002. An increase in container and noncontainer volume resulted in an increase of $9.7 million in vessel and $23.1 million in non-vessel expenses. Vessel-related expenses consist primarily of fuel, vessel maintenance and repairs, crew and charter costs and non-vessel expenses consist primarily of costs for labor, facilities, purchased transportation, terminal, port charges, equipment, and equipment maintenance and repairs. An increase of $12.6 million in other logistical service expenses was due to increased expenses associated with the purchase of a transportation service provider and a transportation management company specializing in the apparel industry.

Depreciation and amortization increased $3.2 million, or 45.1%, to $10.3 million in 2003 compared with $7.1 million in 2002. The increase was directly attributable to an increase in dry-dock amortization of $2.9 million. Liner Services amortized dry-dock costs for six vessels in 2003 compared with four vessels in 2002. There was also an increase of $.6 million in amortization of management contracts and customer lists from the purchase of a transportation services provider and a transportation management company specializing in the apparel industry.

Asset charges (recoveries), net increased $1.6 million to a recovery of $1.0 million in 2003 compared with a charge of $.6 million in 2002. Gains of $1.0 million resulted from the disposals of two vessels and equipment during 2003. Liner Services recorded an impairment charge of $.8 million on two vessels which was offset by recoveries on equipment disposals of $.2 million in 2002.

As a result, the operating income from Liner Services increased $2.7 million to $20.9 million in 2003 compared with $18.2 million in 2002.

Ship Assist and Escort Services

Operating revenues from our Ship Assist and Escort Services segment increased $3.2 million, or 4.5%, to $73.7 million in 2003 compared with $70.5 million for 2002. The increase was directly attributable to: (a) a $1.3 million increase in rates which included a fuel surcharge to cover rising fuel prices; (b) an increase in tanker volumes in the Puget Sound, Washington that resulted in a $.9 million increase in revenues; and (c) an increase in utilization in Valdez, Alaska that resulted in a $.5 million increase in revenues. Overall vessel utilization rates were 72% compared with 73% during 2003 and 2002, respectively.

Operating expenses increased $6.7 million, or 12.2%, to $61.8 million in 2003 compared with $55.1 million during 2002. The increase was directly attributable to: (a) a $4.6 million increase in vessel-related costs, such as crew, fuel and repairs and maintenance costs; and (b) a $1.8 million increase in property taxes.

As a result, operating income from Ship Assist and Escort Services decreased $3.9 million to $9.7 million in 2003 compared with $13.6 million in 2002.

Oil and Chemical Distribution and Transportation Services

Operating revenues from our Oil and Chemical Distribution and Transportation Services segment decreased $25.0 million, or 9.2%, to $245.6 million in 2003 compared with $270.6 million for 2002. The decrease was directly attributable to: (a) a $22.8 million decrease in revenues caused by the sale of MTL Petrolink Corp. on May 15, 2002; and (b) a $39.2 million decrease in revenues due to the absence in 2003 of certain vessels, either due to sale or drydocking, that were in service during 2002. This decrease was partially offset by: (a) an $8.3 million increase in revenues as the result of higher prices for direct sales of fuel; (b) $4.3 million of additional revenues caused by higher demand for oil transportation activities on the United States west coast; (c) a $20.6 million increase in revenues caused by the operation of three ATB's placed in service during the third and fourth quarters of 2002 and one ATB placed in service during the second quarter of 2003; and (d) a $4.0 million increase in revenues from the activation of the ready-reserve vessels managed for the United States Government for the war in Iraq. Overall vessel utilization increased to 69% in 2003 compared to 67% in 2002.

Operating expenses decreased $33.9 million, or 13.8%, to $211.5 million during 2003 compared with $245.4 million during 2002. This decrease was primarily attributable to: (a) $23.0 million in expenses which were not incurred due to the sale of MTL Petrolink Corp. in 2002; (b) a $24.2 million decrease in expenses from a decrease in vessels not in service because they were sold or dry-docked; and (c) a $4.0 million decrease due to the activation of the ready-reserve vessels managed for the United States Government in which certain costs were reimbursable by the United States Government. The decrease was partially offset by: (a) an increase of $6.3 million in the cost of fuel purchased for resale as a result of an increase in fuel prices; and (b) an increase of $7.8 million from the operation of three ATB's placed in service during 2002 and one ATB placed in service in 2003.

Depreciation and amortization decreased $4.5 million, or 28.1%, to $11.5 million during 2003 compared with $16.0 million during 2002. The decrease was directly attributable to a decrease in depreciation of $4.7 million, of which $4.5 million was the result of lower depreciation from the sale of vessels. This decrease was partially offset by an increase in dry-dock amortization for vessels of $.7 million. Dry-dock costs were amortized for four vessels during 2003 and three vessels during 2002.

Asset charges (recoveries), net increased $2.2 million to a recovery of $1.8 million in 2003 as compared with charges of $.4 million in 2002. These gains resulted from the sale of three vessels and land during 2003. During 2002, three vessels were sold for a loss of $.1 million; and one vessel was destroyed by fire, resulting in a gain net of incurred costs from involuntary conversion of $3.9 million. In 2002, an agreement was reached to sell a vessel in 2003. An impairment analysis was performed which resulted in a charge of $4.2 million in 2002.

As a result, the operating income from Oil and Chemical Distribution and Transportation Services increased $16.6 million to $18.1 million in 2003 compared with $1.5 million for 2002.

Energy and Marine Services

Operating revenues from our Energy and Marine Services segment decreased $18.4 million, or 20.8%, to $70.2 million in 2003 compared with $88.6 million for 2002. The decrease was directly attributable to: (a) an $18.5 million reduction from the revenues earned from the vessel outfitting and mobilization and the transportation of oil exploration cargo to Sakhalin Island, Russia; and (b) a $7.8 million reduction from reduced government and commercial contract activity on the west coast of the United States. This decrease was partially offset by an increase of $8.0 million from increased vessel activity in the Gulf of Mexico. Overall vessel utilization increased to 46% in 2003 compared to 45% in 2002. Vessel utilization in this segment is impacted by oil exploration activity and general economic conditions and tends to be very volatile.

Operating expenses increased $2.1 million, or 2.1%, to $103.1 million during 2003 compared with $101.0 million in 2002. The increase was directly attributable to: (a) increased mobilization and outfitting costs of $2.4 for vessels moving to the Gulf of Mexico; and (b) increases of $5.7 million in vessel-related costs, primarily due to increased crew, repairs and maintenance, and insurance costs on tugs and barges in 2003. The increase was partially offset by a reduction of $6.1 million for one-time outfitting charges in 2002 and reduced activity in 2003 related to the Sakhalin Island, Russia project.

Depreciation and amortization increased $.7 million, or 6.1%, to $12.2 million during 2003 compared with $11.5 million during 2002. The increase was the result of a $.3 million catch-up in depreciation for a reactivated vessel that was previously classified as held for sale and $.5 million of depreciation on vessel refurbishments completed in 2002.

Asset recoveries, net increased $1.8 million to a recovery of $2.6 million in 2003 as compared with $.8 million in 2002. These gains resulted from $2.9 million from the sale of five vessels and land improvements, which were partially offset by $.3 million for a writedown of vessel improvements during 2003. During 2002, two vessels and land were sold for a gain of $1.2 million, and five vessels were classified as held for sale and an impairment loss of $.4 million was recognized.

As a result, the operating loss from Energy and Marine Services increased $15.6 million to a loss of $13.5 million for 2003 compared with income of $2.1 million for 2002.

LIQUIDITY AND CAPITAL RESOURCES

The following schedule summarizes contractual obligations and other contractual commitments as of December 31, 2004:

	Payments Due by Period				
Contractual Obligations	**Total**	**2005**	**2006 - 2007**	**2008 - 2009**	**Thereafter**
			(In thousands)		
Long-term debt	$ 372,373	$ 30,993	$ 65,104	$108,298	$167,978
Operating leases	247,959	83,780	84,442	50,155	29,582
Sublease receipts	(136,328)	(74,648)	(48,965)	(12,715)	—
Environmental costs	4,399	1,113	1,170	834	1,282
Fuel purchases(1)	44,584	44,584	—	—	—
Other contractual commitments(2)	112,603	69,862	39,530	3,211	—
Total contractual obligations	$ 645,590	$155,684	$141,281	$149,783	$198,842

(1) The Company has contracts with fuel suppliers where the Company has agreed to purchase approximately 825 barrels of fuel during 2005, at market value. One of the contracts may be extended for an additional year, subject to mutual agreement between the Company and the supplier. The Company purchased approximately 931 barrels of fuel at a market price of $50.4 million during 2004 under these contracts. The estimated value of the fuel to be purchased in 2005 is approximately $44.6 million based on the average price of fuel purchased during 2004. The Company may negotiate a greater or lesser quantity of fuel if future business conditions change. The Company has designated these contracts as a normal purchase and not as hedges for financial statement purposes as the Company has not agreed to the price of the fuel.

(2) Other contractual commitments are related to remaining spending on the construction of two vessels, leasehold improvements under an operating lease, software maintenance agreements and minimum rail transportation for the shipment of operating equipment.

	Amount of Commitment Expiration per Period				
Other Commercial Commitments	**Total**	**2005**	**2006 - 2007**	**2008 - 2009**	**Thereafter**
			(In thousands)		
Standby letters of credit	$33,469	$14,251	$—	$—	$19,218

Liquidity

The Company's ongoing liquidity requirements arise primarily from its need to fund working capital, to acquire, construct, or improve equipment, to make investments and to service debt. Management believes that cash flows from operations and borrowings will provide sufficient working capital to fund the Company's operating needs and to finance capital expenditures during the next twelve months. In 2004 and previous years, the Company has used Title XI financing for the acquisition, construction and improvement of vessels. As of

December 31, 2004, the repayment of approximately $194.6 million of the Company's outstanding indebtedness is guaranteed by the United States government pursuant to Title XI. Management believes that funds needed for the acquisition and construction of vessels will continue to be available through Title XI and bank financing. In addition, the Company has generated significant proceeds from the disposition of certain assets and believes that additional proceeds will be generated as it sells older assets and continues to modernize its fleet.

As of December 31, 2004, the Company has cash and cash equivalents of $142.9 million compared with $158.8 million at December 31, 2003. The Company generated $73.2 million of cash from continuing operations during the year ended December 31, 2004. The net income from continuing operations before depreciation and amortization expense and taxes provided $73.0 million of cash.

The Company used $34.4 million of cash for investing activities during the year ended December 31, 2004. Also during 2004, the Company expended $27.6 million for the construction of vessels and the purchase of equipment. Proceeds of $8.2 million were received in 2004 from asset dispositions. Dry-docking costs of $11.8 million were incurred for four vessels during the year ended December 31, 2004. Also during 2004, the Company was reimbursed $1.9 million in escrowed Title XI funds used to pay certain expenditures related to the construction of our ATB's that were placed in service during 2003 and 2004. In November 2004, the Company invested $1.0 million in a joint venture which is accounted for under the equity method. The Company also loaned $2.3 million to the joint venture. The Company paid $2.2 million for life insurance premiums for a director during 2004.

In 2004, the Company used cash of $44.5 million in financing activities for: (a) $41.2 million of principal payments of the Company's debt; (b) $.8 million payments of debt issuance costs; (c) $1.6 million payment of preferred stock dividends; and (d) $.9 million retirement of the Company's stock. All of the principal payments were scheduled except for the redemption of $10.4 million of Title XI bonds associated with two of the Company's vessels.

Net cash used by discontinued operations was $10.1 million in 2004. In February 2004, the Company sold its Logistics operations based in Venezuela for $1.5 million. As further discussed in Note 2 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data", in November 2004, the Company and the charterer of a vessel entered into a termination agreement of various bareboat charters. Pursuant to the termination agreement and the bareboat charters, the Company received a payment of approximately $20.8 million in November of 2004. Simultaneously with the receipt of this payment, the Company: (a) paid 100% of the outstanding debt associated with the vessel in the amount of $10.4 million; and (b) sold the vessel to an unrelated third party for $8.8 million.

On March 30, 2005, the Board of Directors of the Company approved a $2.5 million loan to be extended to a newly formed Employee Stock Ownership Plan ("ESOP") sponsored by the Company. It is anticipated that the loan will be made to the ESOP late in the second quarter of 2005. The loan will have a term of 10 years and will be repaid by the ESOP through contributions made from time to time by the Company to the ESOP on an annual basis. The committee administering the ESOP will determine the other terms of the loan. The ESOP will purchase shares of Common Stock from the Company or from existing stockholders in order to enable employee participants to share in the growth and prosperity of the Company and to facilitate employee retention through the provision of a new retirement benefit.

Off-Balance Sheet Arrangements

As of December 31, 2004, the Company does not have any off-balance sheet arrangements as defined by Item 303(a)(4) of Securities and Exchange Commission Regulation S-K.

Capital Resources

Management plans to continue its efforts to modernize the Company's fleet of vessels. Many of the tugs and barges and a number of the tankers used in Oil and Chemical Distribution and Transportation Services are more than two-thirds through their estimated useful lives. Federal regulations currently require the phase-out of single hull oil barges and of single hull tankers. Two of the Company's barges will be retired between 2005 and 2006. In addition, nineteen of the Company's single hull oil barges will be retired between 2010 and 2015. Accordingly, the Company is consulting with its customers and developing plans, where justified by business prospects, either to refurbish the existing fleet of tugs, barges and tankers, thereby extending their useful lives, or to purchase used equipment or build new equipment which complies with current federal regulations.

On June 3, 2004, the Company entered into a contract with V.T. Halter Marine Inc. ("Halter") for the construction of two articulated tug/barge units. Each of the units will be capable of carrying 180,000 barrels of refined product. The aggregate cost of constructing the two vessels is expected to be approximately $85.4 million (including the cost of owner furnished equipment). The Company also has an option to purchase two additional units from Halter. Both units currently under construction are expected to be delivered in 2006. Upon their delivery, the Company intends to deploy these units in the United States coastwise trade.

For information concerning our debt, including our revolving credit agreement and certain borrowings which we made in 2004, see Note 12 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

The Company has entered into a definitive agreement (the "Purchase Agreement"), dated as of July 9, 2004 and effective from and after July 20, 2004, to purchase from Northland Fuel LLC, a Delaware limited liability company ("Northland"), and Yukon Fuel Company, an Alaska corporation ("YFC"), a marine and land-based refined petroleum products distribution business conducted by Northland and YFC in Western Alaska (the "Business"). Pursuant to the Purchase Agreement, the Company also agreed to purchase from: (a) Northland Vessel Leasing Company, LLC, a Delaware limited liability company ("NVLC"), certain barges and other vessels used in the Business; and (b) Yutana Barge Lines, LLC, a Delaware limited liability company ("Yutana"), certain assets used in the Business. The aggregate purchase price payable at closing by the Company pursuant to the Purchase Agreement and the agreement between the Company and Yutana is $52.2 million plus an amount equal to net working capital (including fuel inventory) determined in accordance with the Purchase Agreement. Net working capital is estimated to range between approximately $10 million and $25 million. In addition, closing is conditioned upon the Consent Decree (as defined below) becoming final (which will not occur earlier than 60 days after its filing with the Court (as defined below)) and the Court's approval of the Consent Decree.

On July 13, 2004, the Company, together with Northland, YFC, NVLC and Yutana (collectively, the "Sellers"), entered into a Consent Decree with the State of Alaska (the "Consent Decree"), which settles a lawsuit filed on July 20, 2004, by the Alaska Attorney General against the Company and the Sellers in the Superior Court for the State of Alaska, Second Judicial District at Nome (the "Court"). The Consent Decree was filed with the Court on July 23, 2004. The Alaska Attorney General alleges in the lawsuit that the transactions contemplated by the Purchase Agreement violate the antitrust laws of the State of Alaska and the United States. Pursuant to the Consent Decree, the Company agreed, among other things, to: (a) provide approximately 4,000,000 gallons of tank farm storage capacity located in Bethel, Alaska to Delta Western, Inc. ("DW") for up to 10 years (with options to extend); (b) sell certain tugs, barges and related assets to DW to enable DW to distribute petroleum products on the coastal areas and river systems in Alaska; and (c) grant options to DW to acquire and/or lease certain real property located in Bethel, Alaska. In addition, the Consent Decree contains provisions that restrict the ability of the Company to: (a) acquire any of the assets it divests pursuant to the Consent Decree; and (b) dispose of the tank farms it operates in Bethel, Alaska. The sixty day public comment period has expired, and comments ("verified exceptions") were filed by certain of the plaintiffs, the City of Bethel, Alaska and several others in the aforementioned lawsuit. The Court has ordered the Attorney General to turn over parts of his investigative file to certain of those who filed exceptions. The Attorney General has filed a petition in the Alaska Supreme Court seeking to have the Court's order overturned, and the Company has joined in that request. The Supreme Court has agreed to hear the petition to review the lower court's ruling ordering the Attorney General to turn over parts of its investigative files and has set April 14, 2005, for oral argument on the matter. Once this issue is resolved, the Court will hold a hearing on the Consent Decree. Due to the judicial issues being raised before the Supreme Court of Alaska, it is currently uncertain when the hearing on the Consent Decree will be held and when the transaction will close.

We are hopeful that the judicial proceedings will be addressed promptly and we will be in a position to close during the second or third quarter of 2005.

RESTRICTIVE COVENANTS

For information concerning our restrictive covenants see Note 12 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

TRANSACTIONS WITH SPECIAL PURPOSE ENTITY

In January 1997, Marine Transport Corporation ("MTC"), a wholly owned subsidiary of the Company, arranged a transaction with an unconsolidated Variable Interest Entity (the "VIE") by which MTC: (a) sold a vessel to the VIE; (b) time chartered the vessel back from the VIE; and (c) time chartered the vessel to a third party. As consideration for the sale of the vessel, MTC received from the VIE a total of: (a) approximately $40.0 million in cash; and (b) a note receivable for $9.0 million. After considering certain characteristics of the note receivable, it was subsequently recorded at its estimated net realizable value of $3.0 million. In August of 1999, MTC negotiated the termination of the time charters and arranged a series of bareboat charters for the vessel with periods that extend through November 2006. In January of 2000, MTC received approximately $25.0 million from the VIE after the VIE borrowed certain additional amounts from its lenders. Of the approximately $25.0 million which was accounted for as debt, $14.4 million was outstanding at December 31, 2002.

Prior to the adoption of Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities* (the "Interpretation"), the Company followed: (a) EITF 90-15, *Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions*; and (b) EITF 96-21, *Implementation Issues in Accounting for Leasing Transactions Involving Special-Purpose Entities* in determining not to consolidate the VIE. In 1997, an unrelated third party (the "Foundation") capitalized the VIE with a substantive equity payment of $1.5 million, which represented more than 3% of the total funding of the VIE, in exchange for the beneficial interests in the VIE.

The Interpretation clarified the accounting treatment of certain entities in which equity investors do not have: (a) the characteristics of a controlling financial interest; or (b) sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company adopted the Interpretation and determined that it is the primary beneficiary of the VIE and consolidated the VIE effective January 1, 2003.

The Company determined that the total third party equity investment in the VIE at risk, as defined in paragraph 5 of the Interpretation, is $0. While the Foundation capitalized the VIE with a substantive equity payment during 1997, the $1.5 million used for that payment was donated to the Foundation by MTC just before it was invested by the Foundation in the VIE. Because the $1.5 million was donated to the Foundation, the Company concluded that the Foundation does not, according to the Interpretation, have any equity investment at risk.

As a result of recording the assets and liabilities of the VIE at their fair value, a cumulative effect of change in accounting principle of $.4 million, net of a $.3 million deferred tax benefit, ($3.10 basic earnings per common share and $2.59 diluted earnings per common share) was recorded in 2003.

In June 2004, the Company exercised an option to purchase the vessel from the VIE for consideration consisting of: (i) a cash payment in the amount of $.5 million; and (ii) cancellation of the Note (which Note had been eliminated in consolidating the VIE). Simultaneously with the exercise of the option: (a) the VIE assigned its remaining outstanding debt in the amount of $15.3 million to the Company and the Company assumed such outstanding debt; (b) the Company assumed the obligations of the VIE under two bareboat charters for the vessel; and (c) an unrelated third party that capitalized the VIE in 1997 received $2.0 million as a return of capital.

At the request of the charterer of the vessel, the Company entered into a termination agreement in November of 2004 which, among other things, sets forth the terms and conditions by which: (a) the bareboat charters would be terminated prior to their expiration dates; and (b) the Company would receive a payment equal to the present value of the charter hire payments that, but for the termination, would have been made between the date of the termination and November 16, 2006, the scheduled expiration date of the charters. Pursuant to the termination agreement and the bareboat charters, the Company received a payment of approximately $20.8 million in November of 2004. Simultaneously with the receipt of this payment, the Company: (a) paid the outstanding debt associated with the vessel in the amount of $10.4 million; and (b) sold the vessel to an unrelated third party at a gain of approximately $.3 million.

This vessel represented a component of the Company, as defined by SFAS 144, whose operations and cash flows are eliminated from the ongoing operations of the Company and the Company had no continuing involvement in the operations of the vessel after it was sold. Therefore, the vessel and its related operations, including the operations of the VIE, have been classified as discontinued operations and prior year consolidated financial statements have been restated. For additional discussion of the VIE, refer to Note 2 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data".

EFFECTS OF INFLATION

The Company does not consider inflation to be a significant risk to the cost of doing business in the current or foreseeable future. Inflation has a moderate impact on operating expenses, including fuel, dry-docking expenses and corporate overhead. Refer to Risk Factors included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

RECENT ACCOUNTING PRONOUNCEMENTS

For a complete discussion of new accounting pronouncements, see Note 1 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data".

RISK FACTORS

If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected.

Demand for our services is dependent on a number of factors beyond our control, including:

- worldwide demand for chemicals and petroleum products and other cargo shipped by our customers;
- local and international political and economic conditions and policies; and
- weather conditions.

We have high fixed costs, and downtime or low productivity due to reduced demand or other causes can have a significant negative effect on our operating results.

Liner Services is subject to economic factors and the cyclical nature of its business

Economic factors affecting the geographic regions in which Liner Services are provided and cyclical business patterns experienced by this part of the maritime shipping industry have caused the earnings of Liner Services to vary in the past and are likely to cause similar variations in the future. There is no assurance that Liner Services will be able to redeploy its vessels from less profitable markets into other markets or uses.

Fluctuation of fuel prices

Economic and political factors can affect fuel prices. The Company's operations may be impacted due to the timing and our ability to pass these changes in fuel prices to our customers.

Energy and Marine Services are frequently provided for discrete projects

Energy and Marine Services frequently provides many of its services in response to discrete customer projects or in response to emergency conditions and its contracts are generally short-term, usually terminating within one year. Accordingly, customers who account for a significant portion of operating revenues and operating income in one fiscal year may represent an immaterial portion of revenues in subsequent fiscal years.

The Company faces intense competition that could adversely affect its ability to increase market share and its revenues

Our businesses operate in highly competitive industries. These intense levels of competition could reduce our revenues, increase our expenses and reduce our profitability.

In addition to price, service, experience and reputation, important competitive factors include safety record, ability to meet the customer's schedule, customers' national flag preference, operating conditions, capability and intended use, complexity of logistical support needs and presence of equipment in the appropriate geographical locations.

Many of our major competitors are diversified multinational companies. Some of these companies have financial resources and operating staffs substantially larger than ours. As a result, they may be better able to compete in making vessels available more quickly and efficiently, meeting the customer's schedule and withstanding the effect of declines in market prices. They may also be better able to weather a downturn in our customers'. industries. As a result, we could lose customers and market share to these competitors.

The Company may incur significant costs, liabilities and penalties in complying with government regulations

Government regulation, such as international conventions, federal, state and local laws and regulations in jurisdictions where the Company's vessels operate or are registered have a significant impact on our operations. These regulations relate to worker health and safety, the manning, construction and operation of vessels, homeland, port and vessel security, and oil spills and other aspects of environmental protection.

Risks of incurring substantial compliance costs and liabilities and penalties for non-compliance, particularly with respect to environmental laws and regulations, are inherent in the Company's business. If this happens, it could have a substantial negative impact on the Company's profitability and financial position. The Company cannot predict whether it will incur such costs or penalties in the future.

Oil and Chemical Distribution and Transportation Services deploys a number of barges which, in their present condition, will not be permitted to carry petroleum products in United States waters as of certain dates occurring over the next eleven years

In the event that the Company is not able to replace or rebuild those barges which it currently uses to carry petroleum products, it could become impossible for Oil and Chemical Distribution and Transportation Services to continue to transport petroleum products at current levels for its current customers between ports in the United States. Should this occur, it could have a substantial negative impact on the profitability of Oil and Chemical Distribution and Transportation Services.

Marine-related risks could lead to the disruption of our services and added liabilities

The operation of our vessels is subject to various risks, including catastrophic marine disaster, adverse weather and sea conditions, capsizing, grounding, mechanical failure, collision, oil, chemical and other hazardous substance spills and navigation errors. These risks could endanger the safety of our personnel, our vessels, the cargo we carry, the equipment under tow and other property, as well as the environment. If any of these events was to occur, the Company could be held liable for resulting damages. In addition, the affected vessels could be removed from service and would not be available to generate revenue. Adverse weather and sea conditions can also result in delays in scheduled voyages and thus affect the timing of the recognition of revenue.

The Company is a defendant in numerous asbestos-related lawsuits

The Company is a defendant in numerous lawsuits filed on behalf of current, retired or deceased seamen seeking damages for unspecified asbestos-related injuries or diseases as a result of occupational exposure to fibers emitted from asbestos-containing products in the course of employment aboard vessels owned or operated by the Company. See "Item 3. Legal Proceedings" and Note 18 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data". Additional litigation relating to these matters may be commenced in the future. While it is not possible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on our financial condition, operating results or cash flows.

Insurance coverage may not protect the Company from all of the liabilities that could arise from the risks inherent in its businesses

The Company maintains insurance coverage against the risks related to its operations. There can be no assurance, however, that its existing insurance coverage can be renewed at commercially reasonable rates or that available coverage will be adequate to cover future claims. If a loss occurs that is partially or completely uninsured, the Company could be exposed to substantial liability.

A terrorist attack on one or more of our vessels anywhere in the world could have a material adverse effect on our financial condition, results of operations or cash flows. Although we currently maintain the maximum available War Risk and Terrorism liability insurance coverage that is available through the International Group of P&I Clubs, a catastrophic occurrence could result in liability in excess of available insurance coverage, resulting in a material adverse affect on our business.

We depend on attracting and retaining qualified, skilled employees to operate our businesses and protect our know-how

Our results of operations depend in part upon our business know-how. We believe that protection of our know-how depends in large part on our ability to attract and retain highly skilled and qualified personnel. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage and maintain our businesses and to protect our know-how.

We require skilled employees who may have to perform physically demanding work. As a result of the volatility of our customers' industries, particularly the oil and petrochemical industries, and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and to retain our current employees. If we are not able to increase the rates we charge our customers to compensate for wage-rate increases, our operating results may be adversely affected.

The Company is heavily dependent on unionized labor

The Company's operations are heavily dependent on unionized labor, both in the United States and in foreign markets. Maintenance of satisfactory labor relations is important to our operations. At December 31, 2004, approximately 65% of the Company's employees were members of unions. A protracted strike or similar action by a union could have a material adverse effect on our results of operations or financial condition.

We may not be able to negotiate collective bargaining agreements on terms favorable to the Company

The Company has collective bargaining agreements with 13 different unions. These agreements will expire through 2008. There is no assurance that we will be able to negotiate new collective bargaining agreements on terms favorable to the Company upon expiration of the agreements. If the Company is not able to negotiate favorable terms, it may be at a competitive disadvantage.

There are certain risks associated with our international operations

Substantial amounts of our operating revenues are derived from our foreign operations. (See Note 20 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data".) These operations are subject to various conditions and potential events associated with and inherent in the conduct of business with foreign nations. These include, without limitation, political instability, vessel seizure, nationalization of assets, fluctuating currency values, hard currency shortages, controls of currency exchange, the repatriation of income or capital, import-export quotas, and other forms of public and governmental regulation, all of which are beyond our control.

While it is not possible to predict whether any of these conditions will develop or events will occur, the development or occurrence of any one or more of them could have a material adverse affect on our financial condition, results of operations or cash flows. While we do business in many countries outside of the United States, substantially all such business is denominated in United States dollars.

Other business risks

Other risks which may affect our operations and revenues include our ability to:

- manage our costs effectively;
- finance our operations and construct new vessels on acceptable terms;
- charter our vessels on acceptable terms; and
- manage these risks successfully.

There is no established public trading market for our stock

There is no established public trading market for our capital stock and none is expected to develop in the foreseeable future. We do not intend to apply for listing of any shares of our capital stock on any securities exchange. We also will not seek to have any of our shares quoted on an interdealer quotations system. Accordingly, no assurances can be given as to the liquidity of our shares and the ability of the holders of our shares to sell them in secondary market transactions, or as to the prices at which such shares may be sold.

Mr. Crowley can exercise control over all matters requiring stockholder approval and could make decisions about our business that conflict with other stockholders' interests

As of February 28, 2005, Thomas B. Crowley, Jr., the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, beneficially owned approximately 65.2% of our outstanding common stock, 100% of our Class N common stock, and approximately 99.9% of our outstanding Series A preferred stock. This ownership gives Mr. Crowley approximately 78.1% of the total votes attributable to our outstanding voting stock as of February 28, 2005. Because the Series A preferred stock is entitled to vote along with the shares of common stock, Mr. Crowley's stock ownership means that he is able to exercise control over all matters requiring stockholder approval even if other stockholders oppose them. As a result, Mr. Crowley controls all matters affecting the Company, including:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers or other business combinations;
- our acquisition or disposition of assets;
- our financing arrangements; and
- the payment of dividends on our stock.

Mr. Crowley and his family are the beneficiaries of certain split-dollar life insurance agreements and a related settlement agreement. As the Company has previously disclosed, the Company and Mr. Crowley were parties to certain split-dollar life insurance agreements. On April 6, 1992, the Company and Mr. Crowley entered into the first of these agreements (the "1992 Agreement") and on July 20, 1998, the Company and Mr. Crowley entered into a second agreement ("the 1998 Agreement"). Following the passage of the Sarbanes-Oxley Act of 2002 (the "Act"), it is uncertain whether the Act prohibits the Company from continuing to pay the annual premiums for these life insurance policies owned by Mr. Crowley and certain trusts for the benefit of his descendants. While the Act does not specifically address these types of insurance arrangements, it generally makes it unlawful for an issuer to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer. Since it is possible that the Act might be construed as treating annual premium payments made after July 30, 2002 under the split-dollar life insurance agreements as new extensions of credit which would be prohibited by the Act, the Company has suspended making any annual premium payments for the life insurance policies owned by Mr. Crowley and the trusts.

On December 23, 2003, the Company and Mr. Crowley entered into an agreement terminating and settling the parties' obligations under the 1992 Agreement ("Settlement Agreement"). Pursuant to the Settlement Agreement, Mr. Crowley repaid to the Company $7.5 million, which represented the total amount of premiums paid by the Company under the 1992 Agreement, and Mr. Crowley relinquished all of his rights under the 1992 Agreement. In return, the Company agreed to pay Mr. Crowley an amount equal to the interest payable by him on financing he arranged to repay the Company and applicable taxes. The Company also suspended its premium payments under the 1998 Agreement because of the possibility that such payments also could be treated as an extension of credit prohibited by the Sarbanes-Oxley Act. Since July 2002, the Company has not paid any premiums under the 1998 Agreement. Rather, premiums have been paid out of the cash surrender value of the underlying policies. Thus, while the Company has ceased performing its obligations under the 1998 Agreement, the underlying policies remain in force and are pledged as security to repay to the Company the premiums it paid under the 1998 Agreement through July 2002.

Following the death of Mrs. Molly M. Crowley, the net proceeds of the policies of insurance on the life of Mrs. Crowley could be used by Mr. Crowley and the trusts under his control to purchase shares of Common Stock held by the Thomas B. Crowley Marital Trust so that this trust can pay applicable estate taxes. Essentially, the split-dollar life insurance agreements and related settlement agreement could enable Mr. Crowley and his family to retain ownership of shares and control of the Company under circumstances when certain of such shares otherwise might have to be sold to a third party to pay applicable estate taxes.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

The Company is exposed to market risk from changes in interest rates which may adversely affect the results of our operations, financial condition and cash flows. The Company's policy is not to use financial instruments for trading purposes or other speculative purposes. A discussion of the Company's credit risk and the fair value of financial instruments is included in Note 14 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

The Company's debt is primarily in fixed interest rate instruments. While the fair value of these debt instruments will vary with changes in interest rates, the Company has fixed most of its cash flow requirements and its operations are not significantly impacted by interest rate fluctuations.

The Company leases certain equipment under operating leases which are subject to interest rate risk. Payments under these leases are adjusted based on a variable interest rate. At the end of the lease term, the Company may purchase the equipment by paying the amount remaining under the lease, sell the equipment and repay an amount remaining under the lease, or renegotiate the lease to extend the term. If the Company was to purchase the equipment, the Company would be at risk that the fair value of the equipment may be less than the amount required to purchase it.

The following table provides information about the Company's non-trading financial instruments sensitive to changes in interest rates at December 31, 2004. For debt obligations, the table presents principal cash flows and for operating leases the table presents future minimum lease payments. For fixed rate debt obligations, the interest rates reflect the corresponding weighted average interest rates by expected maturity dates. For variable rate debt and lease obligations, the interest rates are based on the weighted average interest rate swaps to fix the variable rate obligations at the reporting date.

	Expected Fiscal Year of Maturity at December 31, 2004:							
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Long-term debt:								
Fixed rate	$13,740	$13,996	$14,266	$16,378	$ 9,078	$149,215	$216,673	$226,084
Average interest rate	5.7%	5.7%	5.7%	5.6%	5.8%	5.8%		
Variable rate	$17,253	$18,421	$18,421	$18,421	$64,421	$ 18,763	$155,700	$155,700
Average interest rate	4.4%	4.7%	4.9%	5.1%	5.1%	4.6%		
Operating leases:								
Variable rate	$23,731	$ 701	$ —	$ —	$ —	$ —	$ 24,432	$ 24,432
Average interest rate	4.6%	4.9%	—	—	—	—		

The Company's market risk exposure has not changed materially since December 31, 2004.

Item 8. ***Financial Statements and Supplementary Data.***

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Crowley Maritime Corporation
Oakland, California

We have audited the accompanying consolidated balance sheets of Crowley Maritime Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Table of Contents at "Item 8. Financial Statements and Supplementary Data." These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crowley Maritime Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Jacksonville, Florida
March 31, 2005

CROWLEY MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2004, 2003 and 2002
(In thousands, except per share amounts)

	2004	2003	2002
Operating revenues	$999,710	$968,095	$960,146
Expenses:			
Operating	882,018	849,072	837,252
General and administrative	32,466	31,447	33,301
Depreciation and amortization	62,618	57,760	53,980
Asset charges (recoveries), net	(4,846)	(5,383)	204
	972,256	932,896	924,737
Operating income	27,454	35,199	35,409
Other income (expense):			
Interest income	1,987	354	688
Interest expense	(20,165)	(19,729)	(14,100)
Minority interest in consolidated subsidiaries	127	1,721	629
Other income	1,024	115	177
	(17,027)	(17,539)	(12,606)
Income from continuing operations before income taxes	10,427	17,660	22,803
Income tax expense	(2,100)	(7,600)	(7,000)
Income from continuing operations	8,327	10,060	15,803
Discontinued operations:			
Income from operations, including loss on disposal, net of tax expense	16,588	3,181	1,469
Income before cumulative effect of change in accounting principle	24,915	13,241	17,272
Cumulative effect of change in accounting principle, net of tax benefit of $257	—	(420)	—
Net income	24,915	12,821	17,272
Preferred stock dividends	(1,575)	(1,575)	(1,666)
Net income attributable to common shareholders	$ 23,340	$ 11,246	$ 15,606
Basic income per common share:			
Income from continuing operations	$ 49.90	$ 62.53	$ 103.94
Income from discontinued operations	122.60	23.44	10.80
Cumulative effect of change in accounting principle	—	(3.10)	—
Net income	$ 172.50	$ 82.87	$ 114.74
Diluted income per common share:			
Income from continuing operations	$ 49.90	$ 62.12	$ 96.83
Income from discontinued operations	122.60	19.64	9.06
Cumulative effect of change in accounting principle	—	(2.59)	—
Net income	$ 172.50	$ 79.17	$ 105.89

The accompanying notes are an integral part of the consolidated financial statements.

CROWLEY MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2002
(In thousands, except share and per share amounts)

	2004	2003
ASSETS		
Cash and cash equivalents	$142,896	$ 158,750
Receivables, net	171,647	157,459
Inventory	20,542	17,378
Prepaid expenses and other assets	30,935	28,767
Current assets of discontinued operations	915	8,374
TOTAL CURRENT ASSETS	366,935	370,728
Receivable from related party	11,177	10,531
Goodwill	44,786	44,786
Intangibles, net	14,125	15,447
Other assets	49,745	43,679
Long-term assets of discontinued operations	—	16,942
Property and equipment, net	493,989	510,857
TOTAL ASSETS	$980,757	$1,012,970
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued liabilities	$ 96,648	$ 96,639
Accrued payroll and related expenses	44,221	40,303
Insurance claims payable	15,797	14,360
Unearned revenue	14,126	6,631
Current liabilities of discontinued operations	1,547	15,241
Current portion of long-term debt	30,993	41,198
TOTAL CURRENT LIABILITIES	203,332	214,372
Deferred income taxes	92,731	90,867
Other liabilities	19,465	18,754
Long-term liabilities of discontinued operations	—	16,729
Minority interests in consolidated subsidiaries	14	138
Long-term debt, net of current portion	341,380	372,373
TOTAL LIABILITIES	656,922	713,233
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred class A convertible stock, $100 par value, 315,000 shares issued, authorized and outstanding	31,500	31,500
Common voting stock, $.01 par value, 4,485,000 shares authorized; 88,801 and 89,404 shares issued and outstanding, respectively	1	1
Class N common non-voting stock, $.01 par value, 54,500 shares authorized; 46,138 shares outstanding	—	—
Additional paid-in capital	66,871	67,334
Retained earnings	229,818	206,956
Accumulated other comprehensive loss, net of tax benefit of $2,449 and $3,392, respectively	(4,355)	(6,054)
TOTAL STOCKHOLDERS' EQUITY	323,835	299,737
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$980,757	$1,012,970

The accompanying notes are an integral part of the consolidated financial statements.

CROWLEY MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2004, 2003 and 2002
(In thousands, except share amounts)

	Preferred Class A Convertible Stock		Common Stock		Class N Common Stock		Additional Paid-in Capital	Retained Earnings	Other Comprehensive Loss	Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value				
December 31, 2001	315,000	$31,500	89,976	$1	46,138	$—	$67,716	$180,604	$ —	$279,821
Stock retired from employee benefit plans	—	—	(266)	—	—	—	(176)	(216)	—	(392)
Preferred stock dividends	—	—	—	—	—	—	—	(1,666)	—	(1,666)
Comprehensive Income:										
Net income	—	—	—	—	—	—	—	17,272	—	
Other comprehensive loss:										
Foreign currency translation adjustments, net of tax benefit of $831	—	—	—	—	—	—	—	—	(1,477)	
Rate lock agreement, net of tax benefit of $3,166	—	—	—	—	—	—	—	—	(5,628)	
Total comprehensive income	—	—	—	—	—	—	—	—	—	10,167
December 31, 2002	315,000	31,500	89,710	1	46,138	—	67,540	195,994	(7,105)	287,930
Stock retired from employee benefit plans	—	—	(306)	—	—	—	(206)	(284)	—	(490)
Preferred stock dividends	—	—	—	—	—	—	—	(1,575)	—	(1,575)
Comprehensive Income:										
Net income	—	—	—	—	—	—	—	12,821	—	
Other comprehensive income:										
Foreign currency translation adjustments, net of tax expense of $102	—	—	—	—	—	—	—	—	159	
Amortization of rate lock agreement, net of tax expense of $501	—	—	—	—	—	—	—	—	892	
Total comprehensive income	—	—	—	—	—	—	—	—	—	13,872
December 31, 2003	315,000	31,500	89,404	1	46,138	—	67,334	206,956	(6,054)	299,737
Stock retired from employee benefit plans	—	—	(603)	—	—	—	(463)	(478)	—	(941)
Preferred stock dividends	—	—	—	—	—	—	—	(1,575)	—	(1,575)
Comprehensive Income:										
Net income	—	—	—	—	—	—	—	24,915	—	
Other comprehensive income:										
Reclassification adjustment for foreign currency translation losses included in net loss, net of tax expense of $729	—	—	—	—	—	—	—	—	1,318	
Amortization of rate lock agreement, net of tax expense of $214	—	—	—	—	—	—	—	—	381	
Total comprehensive income	—	—	—	—	—	—	—	—	—	26,614
December 31, 2004	315,000	$31,500	88,801	$1	46,138	$—	$66,871	$229,818	$(4,355)	$323,835

The accompanying notes are an integral part of the consolidated financial statements.

CROWLEY MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004, 2003 and 2002

(In thousands)

	2004	2003	2002
OPERATING ACTIVITIES:			
Net income	$ 24,915	$ 12,821	$ 17,272
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting principle, net	—	420	—
Depreciation and amortization	62,618	57,760	53,980
Amortization of deferred gain on the sale and leaseback of vessels	(576)	(2,679)	(2,679)
Asset charges (recoveries), net	(4,846)	(5,383)	204
Change in cash surrender value of life insurance	(704)	(1,103)	1,739
Deferred income tax provision	3,070	5,545	2,924
Changes in current assets and liabilities:			
Receivables, net	(13,738)	(9,906)	(14,007)
Inventory, prepaid expenses and other	(2,606)	(2,406)	(1,387)
Accounts payable and accrued liabilities	4,201	6,100	(22,580)
Accrued payroll and related expenses	3,918	1,608	204
Other	(3,060)	(3,319)	(286)
Net cash provided by continuing operations	73,192	59,458	35,384
Net cash provided by (used in) discontinued operations	2,288	1,339	(3,707)
Net cash provided by operating activities	75,480	60,797	31,677
INVESTING ACTIVITIES:			
Property and equipment additions	(27,594)	(19,247)	(96,825)
Dry-docking costs	(11,816)	(30,366)	(11,787)
Proceeds from asset dispositions	8,178	10,451	9,679
Proceeds from sale of MTL Petrolink Corp., net of cash sold	—	500	18,138
(Deposits) withdrawals of restricted funds	1,944	(1,544)	(1,557)
Acquisitions, net of cash acquired	100	(123)	(2,986)
Investment in joint venture	(1,000)	—	—
Loan to joint venture	(2,250)	—	—
Directors life insurance	(2,175)	(1,894)	—
Receipts (payments) on receivable from related party	—	7,508	(2,700)
Receipts on notes receivable, net	214	239	509
Net cash used in continuing operations	(34,399)	(34,476)	(87,529)
Net cash provided by (used in) discontinued operations	8,687	1,915	(86)
Net cash used in investing activities	(25,712)	(32,561)	(87,615)
FINANCING ACTIVITIES:			
Proceeds from issuance of debt	—	205,909	127,534
Borrowings on Revolving Credit Agreement	—	20,000	50,000
Repayments on Revolving Credit Agreement	—	(45,000)	(25,000)
Payments on long-term debt	(41,198)	(78,319)	(71,308)
Payment of debt issuance costs	(829)	(866)	(6,568)
Payment of rate lock agreement	—	(7,967)	—
Payment of preferred stock dividends	(1,575)	(1,575)	(1,757)
Redemption of preferred stock	—	—	(2,367)
Retirement of stock	(941)	(490)	(392)
Net cash provided by (used in) continuing operations	(44,543)	91,692	70,142
Net cash used in discontinued operations	(21,079)	(4,516)	(3,930)
Net cash provided by (used in) financing activities	(65,622)	87,176	66,212
Net increase (decrease) in cash and cash equivalents	(15,854)	115,412	10,274
Cash and cash equivalents at beginning of year	158,750	43,338	33,064
Cash and cash equivalents at end of year	$142,896	$158,750	$ 43,338

The accompanying notes are an integral part of the consolidated financial statements.

CROWLEY MARITIME CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2003 and 2002
(In thousands, except share and per share amounts)

NOTE 1 — Summary of Significant Accounting Policies

Nature of Operations

Crowley Maritime Corporation, operating through its subsidiaries (the "Company"), is a diversified transportation company with global operations. The Company is comprised of four principal business segments: Liner Services; Ship Assist and Escort Services; Oil and Chemical Distribution and Transportation Services; and Energy and Marine Services. The Liner Services segment consists of scheduled common carrier services and logistics services. The Ship Assist and Escort Services segment provides ship assist, tanker escort, docking and related services. The Oil and Chemical Distribution and Transportation Services segment uses vessels for the carriage of crude oil, petroleum products and chemicals. This segment also owns and/or operates four tank farms and provides vessel management services to third parties. The Energy and Marine Services segment provides specialized services to companies engaged, on a worldwide basis, in the exploration, production and distribution of oil and gas. The Company operates in the United States, Mexico, Central America, the Caribbean, Russia, and other international markets.

Principles of Consolidation

The consolidated financial statements include the accounts of Crowley Maritime Corporation and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company has joint ventures that it maintains more than a 50% ownership interest in and maintains effective control over their operations. Based on this, the Company consolidates these joint ventures and records minority interests for the partners' ownership interests in the joint ventures.

Related Party

Thomas B. Crowley, Jr., President, Chief Executive Officer, and Chairman of the Board of Directors and principal shareholder, has the ability to control operations through his beneficial ownership of a majority of the Company's voting power.

Reclassification

Certain items in prior years' consolidated financial statements have been reclassified to conform with the current year presentation. As discussed in Note 4, the Company has reported discontinued operations in 2004. Accordingly, the prior year consolidated financial statements and related notes thereto have been reclassified to reflect discontinued operations.

Cash and Cash Equivalents

The Company considers all highly liquid securities primarily invested in overnight repurchase agreements with original maturities of three months or less to be cash equivalents. These securities are stated at cost, which approximates fair value.

Inventory

Resale fuel and parts and supplies inventories are stated at lower of cost or market. Cost is determined based on the average cost method. Provisions for obsolete inventory are based on management's analysis of inventory levels and future usage of parts and supplies inventory.

(In thousands, except share and per share amounts)

Goodwill

Goodwill represents the costs of acquired companies in excess of the fair value of their net tangible assets. In accordance with Statement of Financial Accounting Standards ("SFAS") 142, *Goodwill and Other Intangible Assets*, the Company no longer amortizes goodwill but is required to annually evaluate goodwill for impairment. The Company identified no impairment as a result of its evaluation of goodwill during 2004, 2003 and 2002. The Company performs an annual test of goodwill unless an event occurs or circumstances change that would indicate that the fair value of goodwill has been reduced below its carrying amount.

Intangibles

Deferred financing costs are amortized using the effective interest method over the terms of the related financing. The weighted average amortization period for deferred financing costs is 17 years. Non-compete agreements and customer lists are amortized over 5 years. The Company evaluates its non-compete agreements and customer lists for impairment on an annual basis or when an event occurs or circumstances change that would indicate that the fair value of the intangible has been reduced below its carrying amount. The Company's evaluation of impairment is based on estimated discounted cash flows of the investment for which the intangible is related.

Property and Equipment

Property and equipment are stated at cost. Renewals and refurbishments which extend asset useful lives are capitalized while normal repair and maintenance expenditures are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: floating equipment (15 to 25 years); other operating equipment (5 to 20 years); and buildings (5 to 25 years). Leasehold improvements are depreciated over the lesser of their estimated useful lives or the remaining lease term. Interest is capitalized in conjunction with the Company's construction and refurbishment of vessels.

The Company assesses recoverability of the carrying value of a long-lived asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and its fair value. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount.

Internal Use Software

Costs related to the development of internal use software other than those incurred during the application development stage are expensed as incurred. Costs considered to be in the application development stage include design, coding, installation of hardware and testing. Costs capitalized during this stage include: external direct costs of materials and services consumed in developing or obtaining the software; payroll and payroll-related costs for employees directly associated with the project; and interest costs incurred during development.

Assets Contained in a Rabbi Trust

Assets contained in a rabbi trust consist of investments in various funds made by eligible individuals as part of the Company's deferred compensation plan, see Note 16. These investments are stated at aggregate fair value, are restricted and have been placed in a rabbi trust whereby the amounts are irrevocably set aside to fund the Company's obligations under the deferred compensation plan. The Company classifies these assets as trading securities and accounts for them in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* These assets are classified as prepaid assets for the current portion of deferred compensation and as other assets for the long-term portion of deferred compensation.

Dry-docking

Dry-docking costs for major vessels are deferred and amortized over the estimated period between dry-dockings. Dry-docking inspections are required generally every two to three years for regulatory purposes to demonstrate that a vessel meets standards established by the U.S. Coast Guard and the American Bureau of Shipping. Amortization expense of the dry-docking costs was $17,356, $8,912 and $6,040 in 2004, 2003 and 2002, respectively.

Revenue Recognition

The Company's accounting policies for revenue recognition are predicated on the type of service provided. The common carrier services included in Liner Services are recognized ratably over each voyage by load and discharge port. The Company's logistics services and Ship Assist and Escort Services are recognized as services are provided. Revenues from the Oil and Chemical Distribution and Transportation Services and Energy and Marine Services are recognized ratably over the length of the contract. Estimated losses are recognized at the time such losses become evident. Costs related to the shipment of goods under long-term contracts are expensed as incurred.

Income Taxes

The Company accounts for certain income and expense items for financial reporting differently than for income tax purposes. The deferred tax liabilities or assets are determined based on differences between the financial statement carrying values and the tax bases of assets and liabilities. Deferred tax assets and liabilities are determined based on current enacted tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be settled or realized.

Earnings Per Common Share

Basic income per common share is computed by dividing net income attributable to common shareholders by the weighted average number of shares of Common Stock and Class N Common Stock outstanding during each year. Shares issued during the year and shares reacquired during the year are weighted for the portion of the year that they were outstanding. Diluted income per common share is computed by giving effect to all potentially dilutive common shares, which are Preferred Class A Convertible Stock, that were outstanding during the period.

Insurance

The Company is self-insured for marine, workers compensation, protection and indemnity, liability, cargo and asbestos coverages. The Company records its self-insurance liability based on claims filed and an estimate of claims incurred but not yet reported. The estimates used by management are based on the Company's historical experience as well as current facts and circumstances including those for salvage and subrogation reserves. Reinsurance is obtained to cover losses in excess of certain limits. Any related claim receivables are recorded when it is determined the insured events are collectible. The determinations of such estimates and the establishment of the self-insurance reserves are continually reviewed and updated; however, the actual provisions and claims receivable have not differed materially from accrued estimated amounts. Any

(In thousands, except share and per share amounts)

adjustments resulting from these reviews are reflected in current operations. The Company discounted its workers compensation and protection and indemnity reserves at the risk-free rate of 3.61% as of December 31, 2004.

Environmental Costs

Environmental costs represent reclamation costs for which the Company has determined it is responsible to remediate. Environmental expenditures for reclamation costs that benefit future periods are capitalized. Expenditures that relate to remediating an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when the Company's responsibility for environmental remedial efforts is deemed probable and the costs can be reasonably estimated. The ultimate future environmental costs, however, will depend on the extent of contamination of property and the Company's share of remediation responsibility.

Foreign Currency Translation

For non-U.S. subsidiaries whose functional currency is not the U.S. dollar, the results of operations are translated from local currencies into U.S. dollars using average exchange rates during each period. Assets and liabilities are translated using exchange rates at the end of each period. Translation gains and losses on assets and liabilities are reported as a separate component of stockholders' equity as other comprehensive income (loss) and are not included in the determination of net income (loss).

Derivative Financial Instruments

The Company does not invest in derivatives for trading or speculative purposes. From time to time, as part of its risk management strategy, the Company uses derivative financial instruments, such as rate lock agreements, to manage exposures to interest rate risk. These instruments are accounted for as cash flow hedges with unrealized gains and losses recorded in other comprehensive income (loss). The amount paid by the Company on maturity of a rate lock agreement is recognized as an adjustment to interest expense over the term of the underlying debt obligation. The Company recognized $595 and $567 as an adjustment to interest expense in 2004 and 2003, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities during the reporting period. Actual results may differ from these estimates.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, *Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions"* ("SFAS 153"). SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS 153 shall be applied prospectively. We do not expect the adoption of SFAS 153 will have a material impact on the Company's financial position, results of operations or cash flows.

(In thousands, except share and per share amounts)

In September 2004, the FASB issued Emerging Issue Task Force ("EITF") 04-10, *Applying Paragraph 19 of FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" in Determining Whether to Aggregate Operating Segments that Do Not Meet the Quantitative Thresholds.* The Company has evaluated this EITF and has determined that there is no effect on the reportable segments included in the Company's consolidated financial statements.

NOTE 2 — Variable Interest Entity

In January 1997, Marine Transport Corporation ("MTC"), a wholly owned subsidiary of the Company, arranged a transaction with an unconsolidated Variable Interest Entity (the "VIE") by which MTC: (a) sold a vessel to the VIE; (b) time chartered the vessel back from the VIE; and (c) time chartered the vessel to a third party. As consideration for the sale of the vessel, MTC received from the VIE a total of: (a) approximately $40,000 in cash; and (b) a note receivable for $9,000. After considering certain characteristics of the note receivable, it was subsequently recorded at its estimated net realizable value of $3,000. In August of 1999, MTC negotiated the termination of the time charters and arranged a series of bareboat charters for the vessel with periods that extend through November 2006. In January of 2000, MTC received approximately $25,000 from the VIE after the VIE borrowed certain additional amounts from its lenders. Of the approximately $25,000, which was accounted for as debt, $14,395 was outstanding at December 31, 2002.

Prior to the adoption of Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities* (the "Interpretation"), the Company followed: (a) EITF 90-15, *Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions;* and (b) EITF 96-21, *Implementation Issues in Accounting for Leasing Transactions Involving Special-Purpose Entities* in determining not to consolidate the VIE. In 1997, an unrelated third party (the "Foundation") capitalized the VIE with a substantive equity payment of $1,500, which represented more than 3% of the total funding of the VIE, in exchange for the beneficial interests in the VIE.

The Interpretation clarified the accounting treatment of certain entities in which equity investors do not have: (a) the characteristics of a controlling financial interest; or (b) sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company adopted the Interpretation and determined that it is the primary beneficiary of the VIE and consolidated the VIE effective January 1, 2003.

The Company determined that the total third party equity investment in the VIE at risk, as defined in paragraph 5 of the Interpretation, is $0. While the Foundation capitalized the VIE with a substantive equity payment during 1997, the $1,500 used for that payment was donated to the Foundation by MTC just before it was invested by the Foundation in the VIE. Because the $1,500 was donated to the Foundation, the Company concluded that the Foundation does not, according to the Interpretation, have any equity investment at risk.

As a result of recording the assets and liabilities of the VIE at their fair value, a cumulative effect of change in accounting principle of $420, net of a $257 deferred tax benefit, ($3.10 basic earnings per common share and $2.59 diluted earnings per common share) was recorded in the Consolidated Statements of Operations during 2003. Prior year consolidated financial statements were not restated as a result of the consolidation of the VIE.

In June 2004, the Company exercised an option to purchase the vessel from the VIE for consideration consisting of: (i) a cash payment in the amount of $500; and (ii) cancellation of the Note (which Note had been eliminated in consolidating the VIE). Simultaneously with the exercise of the option: (a) the VIE assigned its remaining outstanding debt in the amount of $15,347 to the Company and the Company assumed

(In thousands, except share and per share amounts)

such outstanding debt; (b) the Company assumed the obligations of the VIE under two bareboat charters for the vessel; and (c) an unrelated third party that capitalized the VIE in 1997 received $2,000 as a return of capital.

At the request of the charterer of the vessel, the Company entered into a termination agreement in November of 2004 which, among other things, sets forth the terms and conditions by which: (a) the bareboat charters would be terminated prior to their expiration dates; and (b) the Company would receive a payment equal to the present value of the charter hire payments that, but for the termination, would have been made between the date of the termination and November 16, 2006, the scheduled expiration date of the charters. Pursuant to the termination agreement and the bareboat charters, the Company received a payment of approximately $20,765 in November of 2004. Simultaneously with the receipt of this payment, the Company: (a) paid the outstanding debt associated with the vessel in the amount of $10,430; and (b) sold the vessel to an unrelated third party at a gain of approximately $266.

This vessel represented a component of the Company whose operations and cash flows are eliminated from the ongoing operations of the Company, as defined in Statement of Financial Accounting Standard Board ("SFAS") 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, and the Company will not have significant continuing involvement in the operations of the vessel after it was disposed. Therefore, the vessel and its related operations, including the operations of the VIE, have been classified as discontinued operations in the accompanying Consolidated Statement of Operations and prior year consolidated financial statements have been restated. See Note 4 of the Company's consolidated financial statements for a summary of the Company's discontinued operations.

NOTE 3 — Acquisitions and Sales of Businesses

In May 2002, the Company sold all of the outstanding common stock of MTL Petrolink Corp. for $18,638. The Company decided to sell MTL Petrolink Corp. subsequent to its acquisition of MTC in February 2001. In its allocation of the purchase price of MTC, the Company made no effort to separately determine the fair value of MTL Petrolink Corp. The Company recorded the excess of the sales price, net of selling costs, over the net asset value of MTL Petrolink Corp. as a purchase price adjustment resulting in a reduction to goodwill in the amount of $3,345. Included in the selling price of MTL Petrolink Corp. is a $500 escrow deposit which was received during 2003. This amount, net of income taxes of $189, also reduced goodwill.

In October 2002, the Company purchased the assets of a transportation services provider for $2,986. In July 2003, the Company purchased the stock of a transportation management company specializing in the apparel industry for $3,357, subject to adjustment for certain working capital adjustments and payments based on earnings. These acquisitions are included in our Liner Services segment. The purchase price of these acquisitions consisted of the following:

	2003	2002
Accounts receivable	$ 2,395	$ 861
Property and equipment	453	99
Non-compete agreement/customer list	2,372	2,026
Accrued payroll and related expenses	(1,863)	—
Purchase price, net of cash acquired	$ 3,357	$2,986

In December 2003, the Company entered into an agreement to assume ownership of the 25% minority interest in a joint venture which was accounted for using the purchase method of accounting. The Company

(In thousands, except share and per share amounts)

received cash of approximately $3,234 and recorded fair value in excess of the cost of the acquired net assets, approximately $5,944, as a reduction to the fair value of vessels, the joint venture's only long-term assets.

The following unaudited pro forma results of operations for the years ended December 31, 2003 and 2002, are presented as if the above acquisitions and sales had been completed on January 1, 2002. The pro forma results include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of the Company and the above acquisitions and sales, and are not necessarily indicative of the results which would have occurred if the business combinations had been in effect on the dates indicated, or which may result in the future.

	2003	2002
Operating revenues	$975,657	$949,392
Net income	$ 13,044	$ 18,297
Basic income per common share	$ 84.52	$ 122.28
Diluted income per common share	$ 80.54	$ 112.20

NOTE 4 — Discontinued Operations

As discussed in Note 2, a vessel representing a component of the Company was disposed of in November 2004.

In December 2003, the Company approved a plan to sell the Logistics operations of its Liner Services segment in Venezuela. In February 2004, the Company sold its Venezuelan Logistics operations for $1,506.

On April 1, 1999, the Company adopted a plan to sell its South America trade lanes, river barging operations, related subsidiaries, vessels and certain other assets. In conjunction with the sale, the Company adopted a strategy to exit from several other South America operations. This was treated as discontinued operations in accordance with APB 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* As a result of a claims review performed quarterly, the Company adjusted during the second and fourth quarters of 2004 its net liabilities and recorded income in the amounts of $591 and $275 of its South America discontinued operations, respectively. Furthermore, in the fourth quarter of 2004, the Company recorded income of $4,021 as a result of reaching an agreement in principle to sell operating equipment in 2005 to the party currently subleasing the operating equipment. The income recognized represented accrued liabilities that are no longer appropriate as a result of this agreement.

The above operations have been reflected as discontinued operations in the accompanying Consolidated Statements of Operations. Discontinued operations for the years ended December 31 are summarized as follows:

	2004	2003	2002
Operating revenues	$27,643	$13,961	$17,758
Income from continuing operations before taxes	$25,993	$ 3,581	$ 2,169
Loss on disposal	(5)	—	—
Income tax expense	(9,400)	(400)	(700)
Net income from discontinued operations	$16,588	$ 3,181	$ 1,469

(In thousands, except share and per share amounts)

The combined assets and liabilities of these discontinued operations included in the Company's Consolidated Balance Sheets at December 31, 2004 and 2003 are as follows:

	2004	2003
Cash and cash equivalents	$ 4	$ 2,013
Receivables, net	331	3,355
Prepaid expenses and other assets	580	3,006
Current assets of discontinued operations	$ 915	$ 8,374
Other assets	$ —	$ 5,129
Property and equipment, net	—	11,813
Long-term assets of discontinued operations	$ —	$16,942
Accounts payable and accrued liabilities	$1,547	$ 3,233
Accrued payroll and related expenses	—	359
Current portion of long-term debt	—	11,649
Current liabilities of discontinued operations	$1,547	$15,241
Other long-term liabilities	$ —	$ 7,299
Long-term debt	—	9,430
Long-term liabilities of discontinued operations	$ —	$16,729

NOTE 5 — Receivables

Receivables consist of the following at December 31, 2004 and 2003:

	2004	2003
Trade receivables	$147,970	$136,506
Less allowance for doubtful accounts	(8,380)	(8,163)
Trade receivables, net	139,590	128,343
Other receivables	32,084	30,074
Less allowance for doubtful accounts	(27)	(958)
Other receivables, net	32,057	29,116
	$171,647	$157,459

Other receivables principally include insurance claims receivable from third party reinsurance companies and rebillable charges to customers for vessel management services and other services.

NOTE 6 — Receivable from Related Party

The Company has entered into a Split Dollar Life Insurance Agreement ("Agreement") with the Company's President, Chief Executive Officer, Chairman of the Board, and principal shareholder (the "Employee") whereby the Company paid the premiums on twelve life insurance policies ("Policies") of the Employee and a related Director prior to 2003. Upon death of the insureds, the Company will receive the total paid for premiums under the policies, net of certain payments made by or on behalf of the Employee. If the

(In thousands, except share and per share amounts)

Company and the Employee terminate the Agreement, the Company will be paid an amount equal to the lesser of the Policy cash surrender value or the amounts of premiums paid by the Company reduced by certain payments made by or on behalf of the Employee. The Company has accounted for this receivable of $11,177 at the lower of the net premium payments made or the cash surrender value of the Policies. The receivable is non-interest bearing and is stated at the amount the Company is entitled to receive under the Agreement. Net premiums paid in 2002 were $2,700.

In December 2003, the Company and the Employee reached a settlement agreement whereby three of the Policies were cancelled and the Employee reimbursed the Company $7,508 which represented the total amount of net premiums paid by the Company on those Policies. In order to reimburse the Company, the Employee obtained a personal loan. The Company is not obligated to pay this loan and has not guaranteed repayment of this loan. However, the Company has agreed to reimburse the Employee for the interest on the loan.

NOTE 7 — Directors Life Insurance

In December 2003, the Company purchased life insurance policies which insure the life of a member of the Board of Directors. The Company is the owner and beneficiary of the policies. Accordingly, the Company has recorded the cash surrender value of the policies of $3,790 and $1,894 in Other Assets in the Consolidated Balance Sheet as of December 31, 2004 and 2003, respectively.

NOTE 8 — Intangibles

The gross carrying amount and accumulated amortization of the Company's intangible assets other than goodwill as of December 31, 2004 and 2003 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
2004			
Deferred loan costs	$14,571	$3,165	$11,406
Non-compete agreement	1,646	912	734
Customer Lists	2,723	738	1,985
	$18,940	$4,815	$14,125
2003			
Deferred loan costs	$14,703	$3,031	$11,672
Non-compete agreement	2,026	507	1,519
Customer Lists	2,493	237	2,256
	$19,222	$3,775	$15,447

Based on an impairment evaluation performed in the fourth quarter of 2004, the Company recorded an impairment loss on the non-compete agreements in its Liner Services segment of $380. This impairment loss is recorded as depreciation and amortization in the accompanying Consolidated Statement of Operations.

(In thousands, except share and per share amounts)

Amortization expense recorded on the intangible assets for the years ended December 31, 2004, 2003, and 2002 was $2,381, $2,049, and $2,147, respectively. The amortization expense for each of the five succeeding fiscal years ending December 31 is expected to be as follows:

2005	$1,899
2006	1,838
2007	1,731
2008	1,055
2009	701

NOTE 9 — Property and Equipment

Property and equipment consists of the following at December 31, 2004 and 2003:

	2004	2003
Floating equipment	$ 853,774	$ 864,118
Other operating equipment	119,206	118,685
Buildings, leasehold improvements and other	89,619	89,016
Construction in progress	20,930	3,685
	1,083,529	1,075,504
Less accumulated depreciation and amortization	(590,697)	(567,748)
	492,832	507,756
Restricted cash and cash equivalents	1,157	3,101
Total property and equipment	$ 493,989	$ 510,857

Restricted cash and cash equivalents included in property and equipment represent funds for the future purchase of property and equipment currently restricted by lenders. Depreciation and amortization of property and equipment was $43,976, $48,207 and $47,300 for the years ended December 31, 2004, 2003 and 2002, respectively.

Capitalized interest is recorded as part of the asset to which it relates and is amortized over the estimated useful life of the asset. Interest of $335, $627 and $4,489, was capitalized in 2004, 2003 and 2002, respectively.

(In thousands, except share and per share amounts)

NOTE 10 — Asset Charges (Recoveries), Net

The components of asset charges (recoveries), net for the years ended December 31, 2004, 2003, and 2002 are as follows:

	2004	2003	2002
Gain on involuntary conversion	$ —	$ —	$(3,897)
Impairment charge on vessels, by segment:			
Liner Services	—	—	763
Ship Assist and Escort Services	269	—	—
Oil and Chemical Distribution and Transportation Services	—	—	4,274
Energy and Marine Services	937	—	450
Total Impairment charge on vessels	1,206	—	5,487
Gain on asset sales	(6,052)	(5,383)	(1,386)
Total Asset Charges (Recoveries), Net	$(4,846)	$(5,383)	$ 204

In July 2002, a fire occurred in the engine room of one of the Company's tankers. As a result of the fire, the extensive damages caused by it and the short remaining useful life of the vessel, management decided not to repair the vessel. The Company received insurance proceeds based upon the damage to the vessel caused by the fire. The net book value of the vessel was $2,009. Accordingly, the Company's Oil and Chemical Distribution and Transportation Services segment recognized a gain net of incurred costs from involuntary conversion of $3,897.

The Company has certain vessels it has designated as surplus and has implemented a plan to dispose of them. The Company evaluated the recoverability of its carrying value of these vessels and as a result recorded a write down of $1,206 and $5,487 in 2004 and 2002, respectively. The net book value of these vessels at December 31, 2004 is $10,252.

NOTE 11 — Leases and Lease Commitments

The Company leases and subleases vessels on both a time charter and bareboat charter basis. It also leases and subleases terminals, office facilities, and operating equipment. Certain of the Company's leases contain various options for renewals and the ability to purchase the assets leased at fair value.

Future minimum annual rental payments and receipts required under operating leases that have initial or remaining noncancelable lease terms in excess of one year, excluding renewal options, as of December 31, 2004 are summarized as follows:

	Payments	Receipts
2005	$ 83,780	$ 74,648
2006	48,823	37,186
2007	35,619	11,779
2008	29,823	10,843
2009	20,332	1,872
Thereafter	29,582	—
	$247,959	$136,328

(In thousands, except share and per share amounts)

Total rental expense for all leases, including short-term leases, was $117,438, $135,149 and $139,928 for the years ended December 31, 2004, 2003 and 2002, respectively.

Certain lease agreements contain restrictive covenants which require the maintenance of minimum amounts of net worth. Furthermore, a vessel with a net book value of $8,343 at December 31, 2004 has been pledged as collateral for certain equipment leases.

NOTE 12 — Long-Term Debt

Long-term debt consists of the following at December 31, 2004 and 2003:

	2004	2003
United States Government-guaranteed ship-financing bonds and notes (Title XI), collateralized by vessels with a net book value of $217,707 at December 31, 2004, bearing interest from 4.96% to 6.75%, payable in installments through 2027	$194,605	$214,049
Debt collateralized by vessels with a net book value of $89,352 at December 31, 2004, bearing interest from 3.56% to 5.35%, payable in installments through 2013	163,568	184,488
Industrial revenue bonds, with variable interest rates of 1.75% to 1.95% at December 31, 2004, principal balance of $10,200 payable in installments beginning in 2006 through 2013, and principal balance of $4,000 payable in 2014	14,200	14,200
Other	—	834
	372,373	413,571
Less current portion	(30,993)	(41,198)
	$341,380	$372,373

The Company's $95,000 Amended and Restated Credit Agreement (the "Revolving Credit Agreement") expires in February 2009. Borrowing rates are based on either Eurodollar or Bank Base rates. There were no borrowings outstanding under the Revolving Credit Agreement at December 31, 2004 or 2003. Outstanding letters of credit totaled $33,469 at December 31, 2004, leaving $61,531 borrowing capacity under the Revolving Credit Agreement. The Revolving Credit Agreement is collateralized by vessels with a net book value of $54,325 at December 31, 2004 bearing interest of 3.9% at December 31, 2004 based on LIBOR plus 1.5%.

In February 2004, the Company redeemed $10,366 of Title XI financial bonds at a price ranging from $100.871 to $101.161.

As discussed in Note 2, the Company paid the remaining $10,430 of the outstanding debt on a vessel that was sold in November 2004.

The Company's financing agreements contain restrictive covenants which require, among other things: (a) maintenance of a net debt (as defined in such agreements) to stockholders' equity ratio which shall not exceed 2.25 to 1; (b) a maximum total debt (as defined by such agreement) to earnings before interest, taxes, depreciation, amortization and rent expense (as defined by such agreement) not to exceed 3.25 in 2004 and 2005 and not to exceed 3.0 in 2006 and thereafter; and (c) maintenance of an interest coverage ratio of 3.5 to 1. While the Company is prohibited from repurchasing shares of any class of capital stock or declaring or paying any dividend, it may repurchase common stock from employee stock ownership plans and pay

(In thousands, except share and per share amounts)

dividends in any twelve-month period at a combined cost not to exceed $10,000. At December 31, 2004, the Company was in compliance with all covenants under its financing and leasing arrangements.

Annual scheduled payments for long-term debt as of December 31, 2004 are as follows:

2005	$ 30,993
2006	32,417
2007	32,687
2008	34,799
2009	73,499
Thereafter	167,978
	$372,373

Total interest expense, including capitalized interest, for the years ended December 31, 2004, 2003 and 2002 was $20,500, $20,356 and $18,589, respectively.

NOTE 13 — Income Taxes

The income tax provision (benefit) on income from continuing operations includes the following for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Current:			
Federal	$(3,865)	$(1,044)	$1,573
State	266	2	821
Foreign	2,629	3,097	1,682
Total current	(970)	2,055	4,076
Deferred:			
Federal	2,828	5,107	2,657
State	242	438	267
Total deferred	3,070	5,545	2,924
	$ 2,100	$ 7,600	$7,000

(In thousands, except share and per share amounts)

A reconciliation of the federal statutory income tax for 2004, 2003 and 2002 at a rate of 35%, and the provision for federal, foreign, and state taxes on income is as follows for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Federal income tax on income at the statutory rate of 35%	$ 3,649	$ 6,181	$ 7,981
Excess of book over tax depreciation on assets constructed with CCF	691	862	668
State and foreign income tax less federal income tax benefit	610	1,440	600
Nondeductible expenses	141	77	223
Net change in tax reserves	(3,516)	(1,029)	(1,700)
Federal tax benefit of state tax settlement	—	—	(630)
Other	525	69	(142)
	$ 2,100	$ 7,600	$ 7,000

The net deferred income tax assets (liabilities) shown below, both current and noncurrent, result from the tax effects of the following temporary differences at December 31, 2004 and 2003:

	2004	2003
Deferred tax assets:		
Non-deductible reserves	$ 19,387	$ 13,845
Foreign subsidiaries	1,790	6,771
Foreign currency translation adjustment	—	730
Treasury lock agreement	2,449	2,663
Tax credits	889	7,787
Other	2,765	—
	27,280	31,796
Valuation allowance	(2,260)	(5,172)
	25,020	26,624
Deferred tax liabilities:		
Excess of book carrying values over tax bases of depreciable assets	(95,965)	(93,710)
Drydocking	(8,778)	(10,883)
Other	—	(77)
	(104,743)	(104,670)
Net deferred tax liability	(79,723)	(78,046)
Current asset	13,008	12,821
	$ (92,731)	$ (90,867)

The current deferred tax asset is classified as prepaid expenses and other assets in the Consolidated Balance Sheets.

Under its agreement with the U.S. Government, the Company is allowed to make deposits to the Capital Construction Fund ("CCF") of earnings and gains from qualified operations without payment of federal taxes.

(In thousands, except share and per share amounts)

CCF cash and marketable securities are restricted to provide for the replacement of vessels, additional vessels, or improvement of vessels within strict guidelines established by the U.S. Maritime Administration for use of these funds. Any withdrawals of funds for purposes other than those permitted will result in a taxable event, equivalent to the statutory tax rate. The Company has $4,942 of restricted CCF Funds at December 31, 2004 which is classified in Other Assets in the Consolidated Balance Sheet. Taxes on CCF deposits and earnings made prior to January 1, 1993 are being recognized over the remaining lives of the assets purchased with qualified CCF withdrawals. At December 31, 2004, 2003 and 2002, the difference between the book carrying values and the tax bases of assets as a result of these past deposits for which the Company has not provided taxes, is approximately $14,000, $16,000 and $19,000, respectively.

The Company has alternative minimum tax credit carryforwards of approximately $889, which have no expiration date, available to offset future federal taxes.

Valuation allowances have been recorded against certain deferred tax assets. Each item has been reviewed for expected utilization using a "more likely than not" approach based on the character of the item, the associated taxing jurisdiction, the relevant history of the item, and identified actions under the control of the Company.

NOTE 14 — Fair Value of Financial Instruments

The estimated fair value amounts of financial instruments have been determined by the Company using available market information and valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. In addition, costs of refinancing and/or prepayment penalties have not been considered. Accordingly, the estimates presented are not indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amount.

The methods and assumptions used to estimate the fair value of each class of financial instruments, which potentially subject the Company to concentrations of credit risk, are set forth below:

- Cash and cash equivalents, marketable securities, and cash held in the Capital Construction Fund — The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The carrying amounts reported in the Consolidated Balance Sheet for these items approximate fair value at December 31, 2004 and 2003.

- Trade receivables — Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many diverse industries and geographies. The carrying amounts reported in the Consolidated Balance Sheet for trade receivables approximate fair value at December 31, 2004 and 2003.

- Long-term debt — Valuations for long-term debt are determined based on borrowing rates currently available to the Company for loans with similar terms and maturities. At December 31, 2004, the estimated fair value of the Company's debt, with a carrying value of $372,373 is $381,784. At December 31, 2003, the estimated fair value of the Company's debt, with a carrying value of $413,571 is $427,112.

(In thousands, except share and per share amounts)

NOTE 15 — Stockholders' Equity

Preferred Stock

Dividends on preferred class A convertible stock are cumulative at 5% per annum, payable annually on July 1st. Cumulative dividends in arrears bear interest at a rate determined by the Board of Directors between 8% and 12%, inclusive, compounded annually. There are no dividends in arrears at December 31, 2004. These shares, together with unpaid cumulative dividends and interest, if any, are convertible to common stock at a conversion price of $1,200 per share, subject to specified anti-dilution adjustments. Shares may be redeemed, at the Company's option, for $100 per share plus unpaid cumulative dividends and interest.

Earnings Per Common Share

The computations of the numerator and denominator for calculating basic and diluted earnings per common share for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Numerator:			
Income from continuing operations	$ 8,327	$ 10,060	$ 15,803
Less preferred stock dividends	(1,575)	(1,575)	(1,666)
Income for basic earnings per common share from continuing operations	6,752	8,485	14,137
Income from discontinued operations	16,588	3,181	1,469
Cumulative effect of change in accounting principle	—	(420)	—
Net income for basic earnings per common share	23,340	11,246	15,606
Plus preferred dividends	—	1,575	1,575
Net income for diluted earnings per common share	$ 23,340	$ 12,821	$ 17,181
Denominator:			
Basic weighted average shares	135,302	135,702	136,010
Effect of dilutive securities — convertible preferred stock	—	26,250	26,250
Diluted weighted average shares	135,302	161,952	162,260

The preferred class A convertible stock is anti-dilutive for the year ended December 31, 2004.

NOTE 16 — Employee Benefit Plans

The Company contributes to Company and multi-employer pension plans covering substantially all employees. The Company sponsors the Crowley Retirement Income System Plan (the "CRISP"). The CRISP is a profit sharing plan designed to provide eligible employees with retirement benefits. The Company contributes 3% of eligible earnings to participants' accounts and matches 50% of employee contributions up to 6%.

The Company has a deferred compensation plan for which the participants and annual contributions, if any, are determined by the Compensation Committee or the Executive Compensation Subcommittee. For each year's contribution, participants become fully vested after five years, upon attaining age 65, upon death, or other financial criteria as established by the Compensation Committee or the Executive Compensation Subcommittee. Funds for each years' contribution may be distributed, at the participant's election, upon

(In thousands, except share and per share amounts)

becoming 100% vested, at attainment of age 65 or upon retirement. Contributions are placed in an irrevocable trust available only to the participants and the Company's creditors.

The Company also sponsors the Crowley Maritime Corporation Retirement Stock Plan ("RSP"). Contributions to the RSP are made by the Company based on an annual determination made by the Board of Directors. If stock is contributed, the stock is valued at the stock's non-marketable fair value, as determined by an independent appraisal. No contributions were made during the years ended December 31, 2004, 2003 and 2002. At December 31, 2004, 2003 and 2002, the plan held 9,063, 9,372 and 9,482 shares of common stock, respectively. All participant accounts were vested as of January 1, 2004. Distribution to participants are made as soon as practicable following the participant's death, disability retirement or termination of Company employment after attainment of age 65. All other vested participants are eligible for distribution on the earlier of: (a) the third calendar quarter of the third plan year that follows the plan year in which the participant terminates Company employment; or (b) the attainment of age 65. All distributions to a participant are in the form of a single, lump sum distribution of whole shares of Company stock. Upon the date of distribution and for the immediately succeeding ten days, such shares of Company stock shall be subject to the Company's right to repurchase such shares for cash equal to their fair market value determined as of the Valuation Date that coincides with or immediately precedes the date of distributions.

The Company also sponsors the Stock Savings Plan ("SSP"), an employee stock ownership plan which holds 4,579 shares of common stock at December 31, 2004, all of which are fully vested. Participants in this plan have the option to sell their stock to the Company at the common stock's marketable fair value, as determined by an independent appraisal, upon termination of employment, death or disability retirement. No contributions were made during the years ended December 31, 2004, 2003 and 2002.

Pursuant to collective bargaining agreements with labor unions representing the Company's sea-going personnel, contributions are also made to various defined benefit and defined contribution pension and welfare plans, including some multi-employer plans, in accordance with their terms.

Expenses included in operations under the Company's benefit plans are as follows for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Company benefit plans	$ 5,416	$ 5,439	$ 4,473
Multi-employer plans	11,406	9,707	10,081
	$16,822	$15,146	$14,554

Effective January 1, 2005, the Company adopted the Crowley Maritime Corporation Employee Stock Ownership Plan (the "ESOP") as a vehicle to enable participants to acquire stock ownership interests in the Company without requiring any cash outlay, reduction in pay, or other personal investment on the part of the participant. Substantially all employees of the Company, as defined in the ESOP, who are scheduled to work at least 1,000 hours during each year of employment, beginning January 1, 2005, are eligible to participate in the ESOP. Participants become fully vested after five years, upon attaining age 65, upon death, or upon termination by reason of disability. Contributions by the Company may be paid in cash and/or shares of the Company's stock, as determined by the Board of Directors. The ESOP does not allow for participant contributions. Cash contributions to the ESOP may be used to purchase shares of Company stock from any stockholder or the Company at fair value. Contributions are allocated to participant accounts based on the ratio of participants' compensation to total compensation for all ESOP participants. The ESOP may receive loans from the Company to finance the acquisition of the Company's stock ("financed shares") from the Company or an existing stockholder. Such loans are to be repaid by the Company's contributions to the

(In thousands, except share and per share amounts)

ESOP, any dividends received on such Company stock and earnings attributable to Company contributions. Any financed shares acquired by the ESOP shall be allocated to the participants as payments on the loan are made. Upon a distribution of Company stock and for the immediately succeeding sixty days and for a period of sixty days after the new determination of fair value, such shares of Company stock are subject to the Company's right to repurchase them for cash equal to their fair value, determined as of the calendar year-end that coincides with or immediately precedes the date of distributions. On March 30, 2005, the Board of Directors of the Company approved a $2.5 million loan to the ESOP. It is anticipated that the loan will be made to the ESOP late in the second quarter of 2005. The loan will have a term of 10 years and will be repaid by the ESOP through contributions made from time to time by the Company to the ESOP on an annual basis. The committee administering the ESOP will determine the other terms of the loan.

NOTE 17 — Environmental Costs

The Company's estimates for environmental remediation costs include labor costs, equipment rental, engineering consulting fees and material costs. Estimates for environmental remediation are based on the phase of the remedial action, the type of technology being used, the experience of the type of technology used and on the environmental consultant's experience or personal experience. Other costs, such as legal and regulatory oversight, are based on experience with similar remedial projects in the same geographic region as the site in question. The recorded liabilities for the estimated future environmental costs at December 31, 2004 and 2003 are approximately $4,399 and $4,728, respectively. The estimated annual payments for future environmental costs as of December 31, 2004 are as follows:

2005	$1,113
2006	689
2007	481
2008	409
2009	425
Thereafter	1,282
	$4,399

The actual provision for environmental costs have not differed materially from the amounts recorded.

During 2003 and 2002, the Company reached agreements with its insurance underwriters to settle all costs incurred to date and any future costs related to environmental remediation resulting from occurrences prior to 1986. The amounts of the settlements were $1,000 and $5,324, in 2003 and 2002, respectively, net of unrecoverable amounts due to insolvency of certain underwriters. Both of these settlements were collected during 2003. The Company recognized $1,000 and $2,229 as a reduction to claims expense in 2003 and 2002, respectively.

NOTE 18 — Commitments and Contingencies

General Litigation

In the normal course of business, the Company is subject to legal proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2004, cannot be ascertained. While these matters could affect the Company's operating results for any one quarter when resolved in future periods and while there can be no assurance with respect

(In thousands, except share and per share amounts)

thereto, management believes, with the advice of outside legal counsel, that after final disposition, any monetary liability or financial impact to the Company from these matters (except as otherwise disclosed below) would not be material to the Company's consolidated financial condition, results of operations or cash flows.

Litigation Involving Directors

A purported class action and derivative complaint was filed on November 30, 2004, in the Court of Chancery in the State of Delaware against the Company and its Board of Directors alleging breaches of the fiduciary duties owed by the director defendants to the Company and its stockholders. Among other things, the complaint alleges that the defendants have pursued a corporate policy of entrenching the Company's controlling stockholder, Thomas B. Crowley, Jr., and certain members of the Crowley family by allegedly expending corporate funds improperly. The plaintiffs seek damages and other relief. On February 25, 2005, the Company and the director defendants filed a motion with the Delaware Court of Chancery seeking dismissal of the lawsuit. The Company believes that the lawsuit is without merit.

Asbestos Litigation

The Company is currently named as a defendant with other shipowners and numerous other defendants with respect to approximately 16,000 maritime asbestos cases and other toxic tort cases, most of which were filed in the Federal Courts in Cleveland, Ohio and Detroit, Michigan. Each of these cases, filed on behalf of a seaman or his personal representative, alleges injury or illness based upon exposure to asbestos or other toxic substances and sets forth a claim based upon the theory of negligence under the Jones Act and on the theory of unseaworthiness under the General Maritime Law.

Pursuant to an order issued by the Judicial Panel on Multidistrict Litigation dated July 29, 1991, all Ohio and Michigan cases were transferred to the United States District Court for the Eastern Division of Pennsylvania for pretrial processing. On May 1, 1996, Judge Charles R. Weiner administratively dismissed the cases subject to reinstatement in the future. At present, it is not known when or how long the process will require. Approximately 35 of the Ohio and Michigan claims which name one or more Company entities as defendants have been reinstated, but the plaintiffs' attorneys are not actively pursuing the cases. It is not known whether Judge Weiner will be able to develop a plan that will result in settlement of the cases. If he is unsuccessful, upon reinstatement, the cases should be remanded to the Ohio and Michigan Federal Courts.

In addition, the Company is a defendant in approximately 110 asbestosis or other toxic cases pending in jurisdictions other than the Eastern District of Pennsylvania. These other jurisdictions include state and federal courts located in Northern California, Oregon, Texas, Louisiana, Florida, Maryland and New York.

The uncertainties of asbestos claim litigation make it difficult to accurately predict the ultimate resolution of these claims. By their very nature, civil actions relating to toxic substances vary according to the fact pattern of each case, the number of defendants and their relative shares of liability in each case, the applicable jurisdiction and numerous other factors. This uncertainty is increased by the possibility of adverse court rulings or new legislation affecting the asbestos claim litigation or the settlement process. Accordingly, we cannot predict the eventual number of such cases or their final resolution. The full impact of these claims and proceedings in the aggregate continues to be unknown.

The Company has insurance coverage that reimburses it for a substantial portion of the: (a) costs incurred defending against asbestos claims; and (b) amounts the Company pays to settle claims or honor judgments by courts. The coverage is provided by a large number of insurance policies written by dozens of insurance companies over a period of many years. The amount of insurance coverage depends on the nature of

(In thousands, except share and per share amounts)

the alleged exposure to asbestos, the specific subsidiary against which an asbestos claim is asserted and the terms and conditions of the specific policy.

At December 31, 2004, the Company has accrued $2,747 as its best estimate of the potential liability and recorded a receivable from its insurance companies of $1,166 related to the asbestos litigation described above.

The Company became aware of asbestos related litigation involving certain cases filed in Northern California during the first quarter of 2004. These claims were settled in late May 2004. The Company expensed $2,125 and $4,200 related to this litigation in the first and second quarters of 2004, respectively. Although no insurance receivable has been recorded on these claims, the Company is aggressively pursuing reimbursement from our insurance companies. In October 2004, the Company submitted demand letters to its insurance underwriters for settlement amounts and defense costs paid and in November 2004, the Company filed suit against the insurance underwriters. The case is currently in discovery. The Company intends to aggressively pursue the resolution of these insurance claims.

While it is not feasible to accurately predict or determine the ultimate outcome of all pending investigations and legal proceedings relating to asbestos or toxic substances or provide reasonable ranges of potential losses with respect to these matters, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in some of these cases could have a material adverse affect on the Company's consolidated financial condition, operating results or cash flows.

Other Commitments

The Company is also party to numerous long-term contracts for shipment of goods for other parties. Several of these contracts include clauses under which contract prices may change if certain economic events occur, primarily increases or decreases in certain components of vessel operating costs. These contracts are subject to audit by the cargo owners. Management has estimated the applicable amount of revenue to record for these contracts and, although it is at least reasonably possible that contract prices will change in the near term, management believes that it has accounted for these contracts appropriately. It is management's opinion that adjustments, if any, will not have a material adverse impact on the Company's consolidated financial condition, results of operations or cash flows.

The Company has also entered into a contract for the construction of two articulated tug/barge units. Each unit will be capable of carrying 180,000 barrels of refined product. The aggregate cost of constructing the two units is expected to be approximately $85,440 (including the cost of owner furnished equipment). Both units are expected to be delivered in 2006. Payments of approximately $14,041 have been made through December 31, 2004.

(In thousands, except share and per share amounts)

The Company is also obligated under contractual commitments for leasehold improvements under an operating lease, software maintenance agreements, and minimum rail transportation for the shipment of operating equipment. Payments of approximately $13,755, $9,848 and $5,713 were made under these commitments for the years ended December 31, 2004, 2003 and 2002, respectively. The future payments under these commitments for the next five years as of December 31, 2004 are as follows:

2005	$15,152
2006	15,290
2007	7,551
2008	3,211
2009	—
	$41,204

The Company is also receiving operating equipment during the first quarter of 2005 for which it has received lease financing. The total commitment through 2011 for this equipment is $13,355.

The Company has contracts with fuel suppliers where the Company has agreed to purchase approximately 825 barrels of fuel during 2005, at market value. One of the contracts may be extended for an additional year, subject to mutual agreement between the Company and the supplier. The Company purchased approximately 931 barrels of fuel at a market price of $50,481 during 2004 under these contracts. The estimated value of the fuel to be purchased in 2005 is approximately $44,584 based on the average price of fuel purchased during 2004. The Company may negotiate a greater or lesser quantity of fuel if future business conditions change.

The Company has designated these contracts as a normal purchase and not as hedges for financial statement purposes as the Company has not agreed to the price of the fuel.

NOTE 19 — Additional Cash Flow Information

Interest paid, net of amounts capitalized, and income tax payments (refunds) for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Interest	$19,031	$18,022	$12,328
Income taxes	8,715	(4,913)	10,680

At December 31, 2004, the Company has accrued $3,445 for the purchase of property and equipment.

NOTE 20 — Financial Information by Segment and Geographic Area

Segment Information

Segment information has been prepared in accordance with Statement of Financial Accounting Standards 131, *Disclosures about Segments of an Enterprise and Related Information.* Segments were determined based on the types of services provided by each segment. Accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies in Note 1. Performance of the segments is evaluated on operating revenue and operating income. The Company accounts for intersegment revenue and transfers at cost.

The Company provides diversified transportation services in domestic and international markets by means of seven operating segments: Puerto Rico and Caribbean Liner Service, Latin America Liner Service, Crowley Logistics, Ship Assist and Escort Services, Petroleum Services, Marine Transport Corporation, and Energy and Marine Services.

The Company has aggregated Puerto Rico and Caribbean Liner Service, Latin America Liner Service and Crowley Logistics into one reportable segment called Liner Services. The Company has also aggregated Petroleum Services and Marine Transport Corporation into one reportable segment called Oil and Chemical Distribution and Transportation Services. These operating segments are aggregated based on their long-term financial performance, their products and services and their class of customers being similar.

Liner Services provides ocean transportation services for the carriage of cargo between two geographic areas: (1) ports in the United States and ports in Puerto Rico and certain eastern Caribbean islands; and (2) ports in the United States and ports in Mexico, Central America, and certain Western Caribbean islands. The Liner Services segment provides a broad range of transportation services including the carriage of containers, trailers, vehicles and oversized cargo known as "NIT service", cargo on a door-to-door basis known as "intermodal service", logistics, warehousing and distribution services, special cargo handling, including the carriage of apparel, refrigerated or perishable goods and hazardous materials, and vessel management services for third parties including the United States Government. The Liner Services segment also provides minor sub-assembly services to one or more of its customers.

Ship Assist and Escort Services segment provides ship assist, tanker escort, docking and related services, and fire fighting, emergency towing and oil spill response through contracts of affreightment, and voyage, time and bareboat charters for periods ranging from a single voyage to long-term arrangements.

Oil and Chemical Distribution and Transportation Services segment owns or leases numerous vessels used for the carriage of crude oil, petroleum products and chemicals. This segment also owns and/or operates four tank farms and provides vessel management services to third parties for which it receives fees.

Energy and Marine Services segment provides specialized services to companies engaged, on a worldwide basis, in the exploration, production and distribution of oil and gas. These services are traditionally provided through specialized marine transportation projects which use assets either owned by the Company or chartered from the world market as needed. This segment also offers turnkey project management for major infrastructure projects as well as logistics and inventory control services for the oil and gas industry.

Other segment includes corporate services. Corporate services provides accounting, legal, human resources, information technology, purchasing support, insurance services and vessel acquisition to the Company's operating segments and allocates 100% of their associated costs to the operating segments. Asset charges (recoveries) are allocated to the segment that last used the asset.

(In thousands, except share and per share amounts)

The table below summarizes certain financial information of the Company's segments and reconciles such information to the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002. The Company does not segregate assets or expenditures for long-lived assets by reporting segment; therefore these amounts are reported in Other. Additionally, the Company does not allocate interest expense, interest income, or income taxes to operating segments. Accordingly, such amounts are included in Other.

	Liner Services	Ship Assist and Escort Services	Oil and Chemical Distribution and Transportation Services(2)	Energy and Marine Services	Segment Total	Other	Elimination	Consolidated Total
2004								
Operating revenues	$632,255	$75,035	$213,431	$ 78,989	$999,710	—	—	$ 999,710
Intersegment revenues	—	417	—	39,025	39,442	$ 107,588	$(147,030)	—
Depreciation and amortization	12,841	46	15,680	10,844	39,411	23,207	—	62,618
Asset charges (recoveries)	(621)	(659)	48	(3,614)	(4,846)	—	—	(4,846)
Operating income (loss)	19,734	10,189	9,407	(11,876)	27,454	—	—	27,454
Income from discontinued operations, net of tax expense	1,178	—	15,410	—	16,588	—	—	16,588
Assets					—	980,757		980,757
Total expenditures for additions to long-lived assets					—	27,594		27,594
2003								
Operating revenues	$578,554	$73,665	$245,628	$ 70,248	$968,095	—	—	$ 968,095
Intersegment revenues	—	762	—	32,225	32,987	$ 99,218	$(132,205)	—
Depreciation and amortization	10,329	44	11,513	12,205	34,091	23,669	—	57,760
Asset charges (recoveries)	(993)	—	(1,788)	(2,602)	(5,383)	—	—	(5,383)
Operating income (loss)	20,946	9,746	18,050	(13,543)	35,199	—	—	35,199
Income (loss) from discontinued operations, net of tax expense	(1,177)	—	4,358	—	3,181	—	—	3,181
Assets					—	1,012,970		1,012,970
Total expenditures for additions to long-lived assets					—	19,247		19,247
2002(1)								
Operating revenues	$530,393	$70,504	$270,672	$ 88,577	$960,146	—	—	$ 960,146
Intersegment revenues	—	1,159	—	28,983	30,142	$ 97,116	$(127,258)	—
Depreciation and amortization	7,110	36	16,019	11,487	34,652	19,328	—	53,980
Asset charges (recoveries)	552	—	445	(793)	204	—	—	204
Operating income	18,219	13,637	1,467	2,086	35,409	—	—	35,409
Income (loss) from discontinued operations, net of tax expense	(1,064)	—	2,533	—	1,469	—	—	1,469
Assets					—	883,294		883,294
Total expenditures for additions to long-lived assets					—	96,825		96,825

(1) MTL Petrolink Corp. was sold on May 15, 2002 as disclosed in Note 3.

(2) The Oil and Chemical Distribution and Transportation Service segment has been restated for a vessel classified as discontinued operations, as discussed in Note 2.

(In thousands, except share and per share amounts)

Geographic Area Information

Revenues are attributed to the United States and to all foreign countries based on the port of origin for the ocean transportation of the carriage of cargo and the location of service provided for all other operations. Revenues from external customers attributable to an individual country, other than the United States, were not material for disclosure.

Operating revenue from external customers and property and equipment, net information by geographic area are summarized as follows:

	United States	All Foreign Countries	Consolidated Total
2004			
Operating revenues	$838,588	$161,122	$999,710
Property and equipment, net	490,317	3,672	493,989
2003			
Operating revenues	$829,293	$138,802	$968,095
Property and equipment, net	506,936	3,921	510,857
2002			
Operating revenues	$826,068	$134,078	$960,146
Property and equipment, net	546,854	4,753	551,607

NOTE 21 — Quarterly Results of Operations (Unaudited)

Summary data relating to the consolidated results of operations for each quarter of the years ended December 31, 2004 and 2003 follows:

	Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
2004				
Operating revenues	$224,173	$253,171	$270,865	$251,501
Operating income (loss)	(2,064)	3,637	16,558	9,323
Income (loss) from continuing operations	$ (4,146)	$ (245)	$ 7,103	$ 5,615
Income (loss) from discontinued operations, net of tax	(752)	1,006	767	15,567
Net income (loss)	$ (4,898)	$ 761	$ 7,870	$ 21,182
Basic income (loss) per common share:				
Income (loss) from continuing operations	$ (33.50)	$ (4.72)	$ 49.64	$ 38.67
Income (loss) from discontinued operations, net of tax	(5.54)	7.43	5.67	115.31
Net income (loss)	$ (39.04)	$ 2.71	$ 55.31	$ 153.98
Diluted income (loss) per common share:				
Income (loss) from continuing operations	$ (33.50)	$ (4.72)	$ 43.99	$ 34.82
Income (loss) from discontinued operations, net of tax	(5.54)	7.43	4.75	96.54
Net income (loss)	$ (39.04)	$ 2.71	$ 48.74	$ 131.36

(In thousands, except share and per share amounts)

	Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
2003				
Operating revenues	$217,532	$237,861	$272,040	$240,662
Operating income (loss)	(3,601)	7,215	16,829	14,756
Income (loss) from continuing operations	$ (4,249)	$ 1,319	$ 7,158	$ 5,832
Income from discontinued operations, net of tax	132	942	818	1,289
Cumulative effect of change in accounting principle, net of tax	(420)	—	—	—
Net income (loss)	$ (4,537)	$ 2,261	$ 7,976	$ 7,121
Basic income (loss) per common share:				
Income (loss) from continuing operations	$ (34.18)	$ 6.81	$ 49.72	$ 40.12
Income from discontinued operations, net of tax	0.97	6.93	6.01	9.51
Cumulative effect of change in accounting principle, net of tax	(3.09)	—	—	—
Net income (loss)	$ (36.30)	$ 13.74	$ 55.73	$ 49.63
Diluted income (loss) per common share:				
Income (loss) from continuing operations	$ (34.18)	$ 6.81	$ 44.10	$ 36.04
Income from discontinued operations, net of tax	0.97	6.93	5.04	7.97
Cumulative effect of change in accounting principle, net of tax	(3.09)	—	—	—
Net income (loss)	$ (36.30)	$ 13.74	$ 49.14	$ 44.01

Fourth Quarter 2004 Significant Events:

In the fourth quarter of 2004, a vessel representing a component of the Company was disposed of. Therefore, the vessel and its related operations have been classified as discontinued operations. Refer to Note 2 for additional information.

The Company also recorded income of $4,021 related to the Company's discontinued South America operations. Refer to Note 4 for additional information.

During the fourth quarter of 2004, the Company completed a detailed analysis of certain of its liabilities. As a result of this review the Company recorded the following:

- a $1,900 increase to insurance claims reserves related to workers compensation, asbestos claims and protection and indemnity self-insurance of which $1,500 relates to prior years and $400 relates to prior quarters of 2004; and
- a $1,200 decrease to compensation expense related to the accrual of a contribution to an employee stock ownership plan during the first three quarters of 2004 that was not implemented. None of this related to prior years.

In addition, the fourth quarter of 2004 includes an accrual of $1,702 that was recorded to properly reflect the Company's accounts payable at December 31, 2004.

The Company has evaluated the impact of these adjustments on the previously issued audited consolidated financial statements and unaudited quarterly issued financial statements. The Company determined the effect of these adjustments individually and in the aggregate was not material to any prior periods and therefore, has not restated any financial statements for prior periods.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2004
(In thousands)

Allowance for Bad Debts:

Year(2)	Balance at Beginning of Year	Charged to Costs and Expenses	Other Additions	Recoveries, Deductions Chargeoffs	Balance at End of Year
2002	$9,707	$4,717	$(93)(1)	$(5,494)	$8,837
2003	8,837	4,008	—	(3,724)	9,121
2004	9,121	2,635	—	(3,349)	8,407

(1) Represents the allowance for doubtful accounts disposed of through the sale of MTL Petrolink Corp.

(2) 2003 and 2002 have been restated for discontinued operations. See Note 4 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

2004 compared with 2003

The Company's provision for doubtful accounts decreased $1,373 to $2,635 in 2004 compared with $4,008 in 2003. The Company did not experience major customer account bankruptcies in 2004.

2003 compared with 2002

The Company's provision for doubtful accounts decreased $709 to $4,008 in 2003 compared with $4,717 in 2002. In 2003, two of the Company's customers filed for bankruptcy and the Company has taken legal action against three separate customers. As a result, the Company wrote-off those accounts. The Company also settled a receivable with a major customer resulting in a writeoff of a portion of the receivable.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, including its principal executive officer (who is the Chief Executive Officer) and the principal financial officer (who is the Senior Vice President and Controller), have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the Company's principal executive officer and the principal financial officer concluded that, because of the material weakness described below, such disclosure controls and procedures were not effective as of the end of the period covered by this Form 10-K to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

As part of our management's evaluation of the effectiveness of the Company's disclosure controls and procedures and in connection with the audit of our consolidated financial statements for the year ended December 31, 2004, our management and our independent registered public accounting firm, Deloitte & Touche LLP, reported to our Audit Committee the identification of a "material weakness" in our internal controls over financial reporting. A material weakness is defined under Public Company Accounting Oversight Board Auditing Standard No. 2 as a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk of material misstatements caused by error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The material weakness identified in our internal controls during the fourth quarter of 2004 related to the timely cut-off of certain accounts payable, insurance reserves and other accrued expense items.

(b) Changes in Internal Control over Financial Reporting

Beginning in the fourth quarter of 2004, we took the following steps to address the issue identified as a material weakness and which we believe have enhanced the effectiveness of our internal control over financial reporting and our disclosure controls and procedures:

- we developed procedures to appropriately record liabilities and expenses that have not been recorded by the accounts payable system; and
- we developed methodologies to appropriately calculate and record our reserves for workers compensation and protection and indemnity claims which were incurred but not reported.

We completed the implementation of these changes to our system of internal controls and our disclosure controls and procedures in the first quarter of 2005 and believe that these changes have addressed the material weakness that affected our internal controls over financial reporting in fiscal year 2004. We will continue with our on-going evaluation and will improve our internal control over financial reporting as necessary to assure their effectiveness. However, the effectiveness of our system of internal control over financial reporting is subject to certain limitations, including the exercise of our judgment in evaluating the same. As a result, there can be no assurance that our internal controls over financial reporting will prevent all errors.

Other than the changes noted above, there have been no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The statements contained in Exhibit 31.1 and Exhibit 31.2 should be considered in light of, and read together with, the information set forth in this Item 9A.

Item 9B. *Other Information.*

(1) On March 29, 2005, the Company's Chairman, President and Chief Executive Officer authorized, within the funding criteria approved by the Company's Board of Directors, the payment of annual bonus awards for performance during 2004 to each of the Company's executive officers whose annual compensation is less than $1.0 million. The bonus awards are set forth in the table below. A description of the bonus plan is set forth in Exhibit 10.17 to this Form 10-K, which description is incorporated herein by reference.

William A. Pennella Vice Chairman of the Board and Executive Vice President	$120,000
William P. Verdon Senior Vice President and General Counsel	$ 60,000
Albert M. Marucco Vice President and Treasurer	$ 27,000
Richard L. Swinton Vice President, Tax & Audit(1)	$ 23,925

(1) On January 7, 2005, Richard L. Swinton ceased to perform the functions of the Company's principal financial officer and principal accounting officer and, as a result, ceased serving as an executive officer of the Company. However, Mr. Swinton continues to serve as the Company's Vice President of Tax and Audit.

(2) On March 29, 2005, the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") reviewed and approved, within the funding criteria approved by the Company's Board of Directors and after giving appropriate weight to the recommendations submitted by the Chairman, President and Chief Executive Officer of the Company, the payment of certain amounts of deferred compensation for the year ended December 31, 2004 to each of the Company's executive officers whose annual compensation is less than $1.0 million. The amounts of deferred compensation are set forth in the table below.

William A. Pennella Vice Chairman of the Board and Executive Vice President	$125,000
William P. Verdon Senior Vice President and General Counsel	$ 85,000
Albert M. Marucco Vice President and Treasurer	$ 50,000
Richard L. Swinton Vice President, Tax & Audit(1)	$ 46,275

The amounts provided to fund the deferred compensation plan which applies to the Company's executive officers whose annual compensation is less than $1.0 million are based upon: (i) the Company's financial performance, including profitability, cash flow, and operating income as a percentage of revenue; (ii) strategic decisions regarding the Company's long-term success and the anticipated performance for the coming year; and (iii) maritime and general industry salary surveys. Subject to modification based on individual performance and achievement in each case, these factors will be used to determine the payment of any deferred compensation for 2005 to the Company's executive officers whose annual compensation is less than $1.0 million.

The Company's Board of Directors originally approved the Crowley Maritime Corporation Deferred Compensation Plan (the "DC Plan") effective as of March 17, 1994. The DC Plan was amended and restated as of January 1, 1997. Our stockholders have not approved the DC Plan. The purpose of the DC Plan is to provide deferred compensation to a select group of executive employees of the Company, selected from time to time by a compensation committee appointed by the Company's Board of Directors, in recognition of such employees' future contributions to the Company and its subsidiaries.

Under the DC Plan, the Company establishes a deferred compensation account for each participant to reflect such participant's interest in the DC Plan. Participants under the DC Plan elect one or more investment models made available by the deferred compensation committee, which are the same as those available under the Company's 401(k) plan, and the Company may, from time to time and in its sole discretion, credit each participant's deferred compensation account with such amounts as it may determine based upon the performance of the investment models chosen by each participant. Under the DC Plan, deferred compensation awards are paid in cash, at the irrevocable election of the participant, on a date upon which the participant: (i) initially becomes 100% vested in his or her account; (ii) attains age 65; or (iii) retires from Company employment. Each participant becomes 100% vested in his or her account upon the earlier to occur of: (i) the participant's attainment of age 65 while he or she is a Company employee; (ii) the participant's retirement from Company employment prior to attainment of age 65 with the approval of the compensation committee; (iii) the termination of the participant's employment with the Company due to his or her death or disability (as such term is defined under the Company's long-term disability plan as then in effect); or (iv) the participant's employment with the Company for five years (at a vesting rate of 20% per year). A participant whose employment with the Company is terminated prior to his or her full vesting permanently forfeits the unvested portion of his or her account and the vested balance of the account is paid in cash as soon as practicable as permitted by law after the date of termination.

The DC Plan is administered and interpreted by the Company, which has delegated its delegable responsibilities under the DC Plan to the compensation committee. The Company has also established and funded a trust to assist the Company with the payment of benefits under the DC Plan.

(3) On March 29, 2005, the Executive Compensation Subcommittee of the Company's Board of Directors (the "Subcommittee") approved, within the objective funding criteria for cash bonuses paid pursuant to the Crowley Maritime Corporation 2004 Management Incentive Plan (the "MIP"), the payment of an annual bonus award for performance during 2004 to those executive officers of the Company whose annual compensation is in excess of $1.0 million. The applicable bonus award is set forth in the table below.

Thomas B. Crowley, Jr. .... Chairman of the Board, President and Chief Executive Officer	$610,685

In approving the award set forth above, the Subcommittee awarded 100% of a pool which was created pursuant to the MIP based upon a percentage which the Company's operating income in 2004 represented, without taking into account certain operations that were discontinued in 2004, of its total revenue for that year.

The same objective funding criteria will be used for any bonuses paid for 2005 pursuant to the MIP. The actual award payable for 2005 service can range from 0% to 125% of the eligible officer's base salary for 2005.

(4) On March 29, 2005, the Subcommittee approved, within the objective funding criteria for deferred compensation paid pursuant to the MIP, the payment of deferred compensation to those executive officers of the Company whose annual compensation is in excess of $1.0 million. The amount of deferred compensation is set forth in the table below.

Thomas B. Crowley, Jr. .... Chairman of the Board, President and Chief Executive Officer	$887,190

In approving the deferred compensation set forth above, the Subcommittee awarded 100% of a pool which was created pursuant to the MIP based upon the percentage which the Company's operating income in 2004 represented, without taking into certain operations that were discontinued in 2004, of its total revenue for that year.

The same objective funding criteria will be used for any deferred compensation paid for 2005 pursuant to the MIP. The actual amount of deferred compensation payable for 2005 service can range from 0% to 160% of the eligible officer's base salary for 2005.

(5) On March 29, 2005, the: (a) Subcommittee approved an increase to the annual base salary (effective April 1, 2005) of Mr. Crowley from $790,020 to $817,680; and (b) Chairman, President and Chief Executive Officer of the Company approved increases to the annual base salaries (effective April 1, 2005) of William A. Pennella ($408,000 to $420,000), William P. Verdon (from $288,000 to $297,000), and Richard L. Swinton (from $186,300 to $192,300). In addition, the Chairman, President and Chief Executive Officer of the Company approved a lump sum merit payment in the amount of $7,400 to Albert M. Marucco, payable in September 2005.

PART III

Item 10. ***Directors and Executive Officers of the Registrant.***

(a) Information concerning directors of the Company appears in the Company's Proxy Statement to be filed with the Securities Exchange Commission in connection with the Company's 2005 Annual Meeting of Stockholders (the "Proxy Statement") under "Nominees for Election as Directors." This portion of the Proxy Statement is incorporated herein by reference.

(b) For information with respect to our Executive Officers, see "Item 1. Business — Executive Officers of the Registrant" of this Form 10-K.

(c) Information concerning Section 16(a) beneficial ownership reporting compliance appears in the Proxy Statement under "Section 16(a) Beneficial Ownership Reporting Compliance." This portion of the Proxy Statement is incorporated herein by reference.

(d) Gary L. Depolo and Leland S. Prussia, both of whom serve on the Audit Committee of the Board of Directors of the Company, have been designated by the Board of Directors as "audit committee financial experts" (as such term has been defined in Item 401(h) of Regulation S-K of the Securities and Exchange Commission). Messrs. Depolo and Prussia are "independent" as that term is used in Rule 4200(a)(15) of the NASDAQ Stock Market's listing rules.

(e) The Company has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of ethics was previously filed as an exhibit in our 2003 Annual Report on Form 10-K, indicated in Item 15(a)(3) of this Form 10-K. A copy of this code of ethics will be provided without charge, upon written request sent to our principal executive offices which are located at 155 Grand Avenue, Oakland, California 94612; Attention: General Counsel.

Item 11. ***Executive Compensation.***

The information required by this item is hereby incorporated by reference from the Proxy Statement under the captions "Compensation of Directors", "Compensation Committee Interlocks and Insider Participation" and "Executive Compensation".

Item 12. ***Security Ownership of Certain Beneficial Owners and Management.***

The information required by this item is hereby incorporated by reference from the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management".

Item 13. ***Certain Relationships and Related Transactions.***

The information required by this item is hereby incorporated by reference from the Proxy Statement under the caption "Certain Relationships and Related Transactions".

Item 14. ***Principal Accounting Fees and Services.***

The information required by this item is hereby incorporated by reference from the Proxy Statement under the caption "Auditors".

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) The following documents are filed as part of this report:

1. *Consolidated financial statements:* See Table of Contents to "Item 8. Financial Statements and Supplementary Data".

2. *Consolidated financial statement schedules:* Schedule II — Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2004. All other schedules are omitted because they are not required or the information is included in the consolidated financial statements.

3. *Exhibits.*

The following exhibits are either included in this Form 10-K or incorporated herein by reference.

Exhibit Number	Description
2.1	Acquisition Agreement for MTL Petrolink Corp. by and among Marine Transport Corporation, as Seller, American Eagle Tankers Inc. Limited, as Buyer, and Crowley Maritime Corporation, as Guarantor, dated April 29, 2002(2)
2.2	Purchase and Sale of the Fuel Business of Northland Fuel LLC Purchase Agreement, dated as of July 9, 2004, between Crowley Marine Services, Inc., Northland Fuel LLC, Yukon Fuel Company and Northland Vessel Leasing Company LLC(7)
2.3	Asset Purchase Agreement dated as of July 9, 2004 by and between Yutana Barge Lines, LLC and Crowley Marine Services, Inc.(7)
2.4	Amendment No. 1 to Purchase Agreement dated as of October 13, 2004, by and between Crowley Marine Services, Inc., Northland Fuel LLC, Yukon Fuel Company and Northland Vessel Leasing Company LLC(7)
2.5	Amendment No. 2 to Purchase Agreement dated as of November 22, 2004, by and between Crowley Marine Services, Inc., Northland Fuel LLC, Yukon Fuel Company and Northland Vessel Leasing Company LLC
3.1	Certificate of Amendment of Restated Certificate of Incorporation of Crowley Maritime Corporation(1)
3.2	Certificate of Amendment of Restated Certificate of Incorporation of Crowley Maritime Corporation(1)
3.3	Restated Certificate of Incorporation of Crowley Maritime Corporation(1)
3.4	Restated By-Laws of Crowley Maritime Corporation(1)
4.1	Form of Common Stock certificate(1)
4.2	Loan Agreement Providing for a Secured Term Loan up to $115,000,000 between Crowley Marine Services, Inc., as Borrower, the Banks and Financial Institutions listed on Schedule I hereto, as Lenders, and Den Norske Bank ASA, and Crowley Maritime Corporation, as Guarantor, dated December 24, 2003, and Amendment No. 1 thereto made as of March 15, 2004(a)(b)(5)
4.3	Amendment No. 2 to Loan Agreement Providing for a Secured Term Loan of up to $115,000,000 between Crowley Marine Service Inc., as Borrower, the Banks of Financial Institutions listed on Schedule 1 to the Loan Agreement, as Lenders, and DNB NOR BANK ASA, and Crowley Maritime Corporation, as Guarantor, dated June 30, 2004(6)
10.1	$115,000,000 Amended and Restated Credit Agreement(1)

Exhibit Number	Description
10.1.1	Amendment No. 1 to the $115,000,000 Amended and Restated Credit Agreement(4)
10.1.2	$95,000,000 Second Amended and Restated Credit Agreement Dated February 27, 2004(5)
10.2	Crowley Maritime Corporation Deferred Compensation Plan as amended and restated#(1)
10.3	Crowley Maritime Corporation Deferred Compensation Plan Trust Agreement as amended#(1)
10.5	Individual Executive Benefit Agreement between Crowley Maritime Corporation and James B. Rettig#(1)
10.8	Second Amendment to Split Dollar Life Insurance Agreement between Crowley Maritime Corporation and Thomas B. Crowley, Jr., as Trustee of the Thomas B. Crowley, Jr. Revocable Trust u/t/a dtd. July 1, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of July 20, 1998#(1)
10.9	Split Dollar Life Insurance Agreement (1035 Exchange Policy) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998#(1)
10.10	Split Dollar Life Insurance Agreement (New Policies) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998#(1)
10.11	Split Dollar Life Insurance Agreement between Crowley Maritime Corporation, Thomas B. Crowley, Jr. and Christine S. Crowley, as Distributing Trustee of the 1998 Crowley Family Generation — Skipping Trust u/t/d dtd/ November 12, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of November 24, 1998#(1)
10.12	Letter Agreement and Consents regarding $115,000,000 Amended and Restated Credit Agreement(3)
10.14	Settlement Agreement, dated as of December 23, 2003, between Crowley Maritime Corporation and Thomas B. Crowley, Jr.#(c)(5)
10.15	Crowley Maritime Corporation 2004 Management Incentive Plan, dated March 10, 2004#(5)
10.16	Vessel Construction Contract, dated as of June 2, 2004, between VT Halter Marine Inc., a Delaware corporation, and Vessel Management Services, Inc., a Delaware corporation(6)
10.17	Description of Crowley Maritime Corporation Bonus Plan For Executives Whose Direct Annual Compensation is Less Than $1.0 Million#
10.18	Summary of Named Executive Officer and Director Compensation Arrangements#
11	Statement regarding computation of per share earnings (incorporated herein by reference to Note 15 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Registration Statement)
14	Crowley Maritime Corporation Code of Ethics for Chief Executive Officer and Senior Financial Officers(5)
21	Subsidiaries of Crowley Maritime Corporation
31.1	Rules 13a-14(a) and 15d-14a Certification (Principal Executive Officer)
31.2	Rules 13a-14(a) and 15d-14a Certification (Principal Financial Officer)
32.1	Section 1350 Certifications

(a) Neither the Company nor its subsidiaries are parties to any other instrument with respect to long-term debt for which the securities authorized thereunder does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. Copies of instruments with respect to long-term debt of lesser amounts will be provided to the Securities and Exchange Commission upon request.

(b) Schedules and exhibits listed in the table of contents for this agreement have been omitted. Copies thereof will be furnished supplementally to the Securities and Exchange Commission upon request.

(c) Schedule A (Policies on Life of the Survivor of Thomas B. and Molly Crowley) and Schedule B (Bank Loan) have been omitted. Copies thereof will be furnished supplementally to the Securities and Exchange Commission upon request.

Management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the indicated exhibit to the Company's Registration Statement on Form 10 filed April 1, 2002.

(2) Incorporated by reference to the indicated exhibit to Amendment No. 1 of the Company's Registration Statement on Form 10 filed June 4, 2002.

(3) Incorporated by reference to the indicated exhibit to the Company's Form 10-Q for the quarter ended June 30, 2002.

(4) Incorporated by reference to the indicated exhibit to the Company's Form 10-Q for the quarter ended September 30, 2003.

(5) Incorporated by reference to the indicated exhibit to the Company's Form 10-K for the year ended December 31, 2003.

(6) Incorporated by reference to the indicated exhibit to the Company's Form 10-Q for the quarter ended June 30, 2004.

(7) Incorporated by reference to the indicated exhibit to the Company's Form 10-Q for the quarter ended September 30, 2004.

(b) Exhibits.

The exhibits required by Item 601 of Regulation S-K are filed herewith.

(c) Additional Financial Statements.

See Items 15(a)(i) and 15(a)(2) of this Form 10-K. The individual financial statements of the registrant's subsidiaries have been omitted since the registrant is primarily a holding company and all subsidiaries included in the consolidated financial statements are wholly owned.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CROWLEY MARITIME CORPORATION

By: /s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.
Chairman of the Board, President and
Chief Executive Officer

Date: March 31, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.
Chairman of the Board, President and
Chief Executive Officer
(Principal Executive Officer)

Date: March 31, 2005

By: /s/ John C. Calvin

John C. Calvin
Senior Vice President and Controller
(Principal Financial and Accounting Officer)

Date: March 31, 2005

By: /s/ William A. Pennella

William A. Pennella
Vice Chairman of the Board and
Executive Vice President

Date: March 31, 2005

By: /s/ Philip E. Bowles

Philip E. Bowles
Director

Date: March 31, 2005

By: /s/ Molly M. Crowley
Molly M. Crowley
Director

Date: March 31, 2005

By: /s/ Gary L. Depolo
Gary L. Depolo
Director

Date: March 31, 2005

By: /s/ Earl T. Kivett
Earl T. Kivett
Director

Date: March 31, 2005

By: /s/ Leland S. Prussia
Leland S. Prussia
Director

Date: March 31, 2005

By: /s/ Cameron W. Wolfe, Jr.
Cameron W. Wolfe, Jr.
Director

Date: March 31, 2005

EXHIBIT INDEX

Exhibit Number	Description
2.1	Acquisition Agreement for MTL Petrolink Corp. by and among Marine Transport Corporation, as Seller, American Eagle Tankers Inc. Limited, as Buyer, and Crowley Maritime Corporation, as Guarantor, dated April 29, 2002(2)
2.2	Purchase and Sale of the Fuel Business of Northland Fuel LLC Purchase Agreement, dated as of July 9, 2004, between Crowley Marine Services, Inc., Northland Fuel LLC, Yukon Fuel Company and Northland Vessel Leasing Company LLC(7)
2.3	Asset Purchase Agreement dated as of July 9, 2004 by and between Yutana Barge Lines, LLC and Crowley Marine Services, Inc.(7)
2.4	Amendment No. 1 to Purchase Agreement dated as of October 13, 2004, by and between Crowley Marine Services, Inc., Northland Fuel LLC, Yukon Fuel Company and Northland Vessel Leasing Company LLC(7)
2.5	Amendment No. 2 to Purchase Agreement dated as of November 22, 2004, by and between Crowley Marine Services, Inc., Northland Fuel LLC, Yukon Fuel Company and Northland Vessel Leasing Company LLC
3.1	Certificate of Amendment of Restated Certificate of Incorporation of Crowley Maritime Corporation(1)
3.2	Certificate of Amendment of Restated Certificate of Incorporation of Crowley Maritime Corporation(1)
3.3	Restated Certificate of Incorporation of Crowley Maritime Corporation(1)
3.4	Restated By-Laws of Crowley Maritime Corporation(1)
4.1	Form of Common Stock certificate(1)
4.2	Loan Agreement Providing for a Secured Term Loan up to $115,000,000 between Crowley Marine Services, Inc., as Borrower, the Banks and Financial Institutions listed on Schedule I hereto, as Lenders, and Den Norske Bank ASA, and Crowley Maritime Corporation, as Guarantor, dated December 24, 2003, and Amendment No. 1 thereto made as of March 15, 2004(a)(b)(5)
4.3	Amendment No. 2 to Loan Agreement Providing for a Secured Term Loan of up to $115,000,000 between Crowley Marine Service Inc., as Borrower, the Banks of Financial Institutions listed on Schedule 1 to the Loan Agreement, as Lenders, and DNB NOR BANK ASA, and Crowley Maritime Corporation, as Guarantor, dated June 30, 2004(6)
10.1	$115,000,000 Amended and Restated Credit Agreement(1)
10.1.1	Amendment No. 1 to the $115,000,000 Amended and Restated Credit Agreement(4)
10.1.2	$95,000,000 Second Amended and Restated Credit Agreement Dated February 27, 2004(5)
10.2	Crowley Maritime Corporation Deferred Compensation Plan as amended and restated#(1)
10.3	Crowley Maritime Corporation Deferred Compensation Plan Trust Agreement as amended#(1)
10.5	Individual Executive Benefit Agreement between Crowley Maritime Corporation and James B. Rettig#(1)
10.8	Second Amendment to Split Dollar Life Insurance Agreement between Crowley Maritime Corporation and Thomas B. Crowley, Jr., as Trustee of the Thomas B. Crowley, Jr. Revocable Trust u/t/a dtd. July 1, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of July 20, 1998#(1)
10.9	Split Dollar Life Insurance Agreement (1035 Exchange Policy) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998#(1)
10.10	Split Dollar Life Insurance Agreement (New Policies) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998#(1)

Exhibit Number	Description
10.11	Split Dollar Life Insurance Agreement between Crowley Maritime Corporation, Thomas B. Crowley, Jr. and Christine S. Crowley, as Distributing Trustee of the 1998 Crowley Family Generation — Skipping Trust u/t/d dtd/ November 12, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of November 24, 1998#(1)
10.12	Letter Agreement and Consents regarding $115,000,000 Amended and Restated Credit Agreement(3)
10.14	Settlement Agreement, dated as of December 23, 2003, between Crowley Maritime Corporation and Thomas B. Crowley, Jr.#(c)(5)
10.15	Crowley Maritime Corporation 2004 Management Incentive Plan, dated March 10, 2004#(5)
10.16	Vessel Construction Contract, dated as of June 2, 2004, between VT Halter Marine Inc., a Delaware corporation, and Vessel Management Services, Inc., a Delaware corporation(6)
10.17	Description of Crowley Maritime Corporation Bonus Plan For Executives Whose Direct Annual Compensation is Less Than $1.0 Million#
10.18	Summary of Named Executive Officer and Director Compensation Arrangements#
11	Statement regarding computation of per share earnings (incorporated herein by reference to Note 15 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Registration Statement)
14	Crowley Maritime Corporation Code of Ethics for Chief Executive Officer and Senior Financial Officers(5)
21	Subsidiaries of Crowley Maritime Corporation
31.1	Rules 13a-14(a) and 15d-14a Certification (Principal Executive Officer)
31.2	Rules 13a-14(a) and 15d-14a Certification (Principal Financial Officer)
32.1	Section 1350 Certifications

(a) Neither the Company nor its subsidiaries are parties to any other instrument with respect to long-term debt for which the securities authorized thereunder does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. Copies of instruments with respect to long-term debt of lesser amounts will be provided to the Securities and Exchange Commission upon request.

(b) Schedules and exhibits listed in the table of contents for this agreement have been omitted. Copies thereof will be furnished supplementally to the Securities and Exchange Commission upon request.

(c) Schedule A (Policies on Life of the Survivor of Thomas B. and Molly Crowley) and Schedule B (Bank Loan) have been omitted. Copies thereof will be furnished supplementally to the Securities and Exchange Commission upon request.

Management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the indicated exhibit to the Company's Registration Statement on Form 10 filed April 1, 2002.

(2) Incorporated by reference to the indicated exhibit to Amendment No. 1 of the Company's Registration Statement on Form 10 filed June 4, 2002.

(3) Incorporated by reference to the indicated exhibit to the Company's Form 10-Q for the quarter ended June 30, 2002.

(4) Incorporated by reference to the indicated exhibit to the Company's Form 10-Q for the quarter ended September 30, 2003.

(5) Incorporated by reference to the indicated exhibit to the Company's Form 10-K for the year ended December 31, 2003.

(6) Incorporated by reference to the indicated exhibit to the Company's Form 10-Q for the quarter ended June 30, 2004.

(7) Incorporated by reference to the indicated exhibit to the Company's Form 10-Q for the quarter ended September 30, 2004.

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Board of Directors

Thomas B. Crowley, Jr.(a)(c)
Chairman of the Board

William A. Pennella
Vice Chairman of the Board

Philip E. Bowles(a)(c)
President
Bowles Farming Company, Inc.

Molly M. Crowley
Self-employed real estate investor

Gary L. Depolo(a)(b)(c)
Self-employed

Earl T. Kivett(a)(b)(c)
Retired

Leland S. Prussia(a)(b)(c)
Independent economic consultant and advisor

Cameron W. Wolfe, Jr.(a)
Partner, Orrick, Herrington & Sutcliffe LLP

(a) Compensation Committee

(b) Executive Compensation Subcommittee

(c) Audit Committee

* The exhibits listed in the report on Form 10-K will be furnished to stockholders upon request at a cost of $.05 per page.

Executive Officers

Thomas B. Crowley, Jr.
President and Chief Executive Officer

William A. Pennella
Executive Vice President

Albert M. Marucco
Vice President and Treasurer

John C. Calvin
Senior Vice President and Controller

William P. Verdon
Senior Vice President and General Counsel

Susan L. Rodgers
Senior Vice President of Administration

Stockholders' Information

Registrar and Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Registered Public Accounting Firm
Deloitte & Touche LLP
Suite 2801
One Independent Drive
Jacksonville, Florida 32202-5034

10-K Report
Additional copies (other than exhibits*) available to stockholders at no charge upon request to:
Crowley Maritime Corporation
155 Grand Avenue
Oakland, California 94612

Attention: Edgar B. Love, Esq.
Corporate Secretary